

2022 ANNUAL REPORT

Recognized as one of the World's Most Innovative Companies by *Fast Company*, Paycom continues to change the way the world works. Our comprehensive human capital management technology transforms businesses through a single, easy-to-use software.

Every part of our cloud-based tech is built to simplify employees' work lives — one streamlined, automated payroll and HR task at a time. With full adoption of Paycom, every level of an organization benefits, from the front-line worker to the C-suite executive:

» Employees gain autonomy as they are empowered to take responsibility for their data.
» Relieved of that administrative burden, HR professionals experience a shift from menial to meaningful duties, like empowering employees.
» Employers enjoy more efficiency, maximize ROI and save resources.

Paycom allows employees to access pay stubs and tax forms, self-onboard, train and develop, update personal information, submit PTO requests and expenses, enroll in benefits and more.

Since our inception in 1998, payroll has served as our software's core. And today, what puts us above our competitors is how we have reshaped it with Beti®, our employee-guided payroll experience. Beti automatically identifies potential errors, then guides employees to fix them *before* payroll submission. The employee gains confidence knowing their check will be 100% correct, saving HR from costly corrections that otherwise divert time from their true purpose.

When companies provide the tools today's workforce expects, they earn employees' trust and gain a vital competitive edge. As more organizations realize the power of employees using HR and payroll tech, we remain focused on innovating to meet businesses' evolving needs.

Learn more at paycom.com.

Annual Revenue

2022 — $1.375 billion   up 30.3%

2021 — $1.056 billion

2020 — $841 million

2019-2022*
Compound annual growth rate

25%

*Jan. 1, 2019, through Dec. 31, 2022

2022 HIGHLIGHTS



Client Base
*as of Dec. 31, 2022

approximately
36,600 CLIENTS*

nearly
19,100 CLIENTS*
based on parent
company grouping

Audience Growth



79.4k
Webinar Attendees

Annual Revenue Retention Rate



93%

Over

146.6M

Social Media Video Views



FELLOW STOCKHOLDERS,

2022 was another record year for Paycom as we continued to differentiate ourselves with innovative products, a dedicated service model and an excellent workplace culture. Our consistent results showed again how we are transforming our industry and the way workers are paid nationwide.

As we near our 25th anniversary, we're experiencing continued growth at a rate that ranks us among an elite group. We're leading a digital workplace transformation with our single-software solution and game-changing technology, specifically Beti®, which empowers employees to do their own payroll. Our software encompasses award-winning HR tools to streamline processes at every step of the employee life cycle, allowing our clients to fully leverage their HR tech investment.

The demand for our cutting-edge app and the attractive return our clients see on their investments are driving record results, particularly accelerated revenue growth and robust margins.

» Revenue increased over 30% year over year to $1.375 billion. We had four straight quarters of over 29% revenue growth over the applicable prior year periods.

» Adjusted EBITDA increased to $580 million, representing a margin of 42%.*

» Our compound annual growth rate was 25% from Jan. 1, 2019, through Dec. 31, 2022.

» We stored data for more than 6.5 million client employees, another record high.



Our 2022 results allowed us to achieve the "Rule of 72" — the sum of our revenue growth rate and adjusted EBITDA margin* — a rare distinction for companies in our space. Our track record for repeatedly delivering strong revenue growth and high margin year after year is another powerful way we stand out.

Not only did our client base expand in 2022, but the size of those clients also increased. We're seeing increased demand from larger organizations that recognize the opportunity to simplify their HCM needs, and Paycom is well positioned to benefit from this trend. In fact, the fastest-growing revenue segment of our business in 2022 came from clients with greater than 2,000 employees.

Beti leads the way

At the core of our system is Beti, our employee-guided payroll experience. Beti automatically identifies potential errors, then guides employees to fix them before payroll submission — all in the Paycom app. This makes payroll and HCM processes more efficient for both employees and businesses by eliminating manual tasks, improving accuracy and reducing liability exposure.

In 2022, we completed our first full year of Beti since its rollout, and our client adoption rate is nearly 50%. Our clients value Beti not only because it automates their payroll processes, but because it delivers a tremendous return on their investment.

To illustrate Beti's value, a recent Ernst & Young study revealed the average organization's payroll has a 20% inaccuracy rate, which results in lost revenue, hours wasted correcting errors and increased exposure to potential lawsuits and fines. Each of these mistakes costs an average of $291 to fix and can cost upward of $705 for unentered sick time. In fact, over the course of a year, a 1,000-employee company could incur almost $1 million in unnecessary costs correcting common payroll mistakes.

This year, we launched the Vault Visa® Payroll Card, which gives employees the financial convenience they demand by allowing them to deposit some or all of their wages on a secure pay card usable with mobile wallets. For clients, it minimizes the inconvenience of paper-based payroll and helps reduce check fraud through secure digital funding. Vault represents another evolution in the way in which we offer payday solutions for our clients and their employees.

New marketing efforts propel sales results

We spent aggressively on advertising in 2022, and our deliberate investments in marketing contributed to high-margin revenues. We featured multiple campaigns that resulted in 2.6 billion impressions, driving quality demo leads for our sales teams.

While our messaging strategically targets multiple audiences, it centers on the value proposition of our proven single-software platform, thus highlighting the shortcomings of our competitors and their disparate HCM systems.

In 2022, we expanded our ensemble of celebrity spokespersons to help convey the Paycom value proposition to targeted audiences.

In addition to our long-standing campaign featuring business leader Barbara Corcoran of ABC's *Shark Tank*, we added actor Shemar Moore to star as our "Unnecessary Action Hero." This breakthrough campaign not only reaches HR decision makers, but also plants the seed in the minds of employees that using Paycom simplifies their lives. The Unnecessary Action Hero concept points out the ridiculousness of how companies not using Paycom force employees to accomplish HR tasks in equally ridiculous ways.

Additionally, we took social media influencer Corporate Natalie from TikTok to TV, making her the centerpiece of a comprehensive multimedia campaign — a first in our industry. Her Beti-focused messages empower employees to resolve payroll issues before processing, giving them the confidence their paychecks will be accurate.

We also welcomed professional golfer Viktor Hovland as our newest brand ambassador. Hovland enjoys a high profile on the Professional Golfers' Association tour, and his alignment with our brand and exposure to an important target audience have proven a natural fit.

*In 2022, net income was $281.4 million and net income margin was 20.5%. For a reconciliation of net income to adjusted EBITDA, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures," in the accompanying Annual Report on Form 10-K.

Culture built on values and shared purpose

Our reputation as a top employer continues to grow. We were named one of *Newsweek*'s Most Trustworthy Companies in America and one of America's Best Midsize Employers by *Forbes*.

Top Workplaces USA ranked us among its leading companies for the third year in a row, and we were one of Oklahoma's Top Workplaces for the 10th straight year. In addition, our Texas Operations Center was named one of Dallas-Fort Worth's Top Workplaces.

Along with our steep business growth, these accolades help attract top talent to Paycom. We grew our workforce by 18%, ending the year with 6,349 employees across dozens of locations. To accommodate this growth, we're expanding our headquarters location in Oklahoma City, adding a new building scheduled for completion in 2024.

We extended our diversity, equity and inclusion (DEI) efforts in a significant way in 2022. We know the more perspectives we bring to the table, the better we can serve our clients and each other. To that end, we now have 11 Employee Resource Groups whose aim is to foster a diverse, inclusive workplace where people can be their authentic selves.

While we are encouraged that *Newsweek* recognized Paycom as one of America's Greatest Workplaces for Diversity, we acknowledge more work needs to be done. Our DEI efforts are a foundational aspect of our culture because we believe we are stronger together.

Additionally, mental health continues to be a meaningful focus of our culture. Our well-being program has expanded to provide five full-time advisers on our campuses, along with myriad resources and tools to help our employees thrive. Our proactive and holistic well-being efforts are integrated into our workplace.

Our focus on the employee experience and our clients' return on investment fuel our strong results and value proposition.



5
1
Beti
My Pay
5 Pending Tasks
1 Missing Punch
1 Pending Timecard Approval
1 Pending Benefits Enrollment
1 Unsubmitted Expense Report
1 Check(s) to Approve
Time Management
Time-Off Requests
Information
Payroll
Expenses
Documents
Checklists
Benefits

Community involvement remains a priority

Paycom and its employees care about our communities, and we show this with donations of finances and time. Community involvement is one of the more visible applications of our core values, impacting communities across the country.

In 2022, Paycom and its employees donated over $2.2 million to nearly 400 nonprofits in the U.S., primarily those that help underserved communities, children and families; diversity and inclusion efforts; and the environment.

Our employees continued to demonstrate their generosity by increasing their personal donations over the previous year. Just as impressive, co-workers spent hundreds of hours volunteering at local food banks, Boys & Girls Clubs and other nonprofit organizations. Paycom is proud of being known as a company firmly committed to the communities we serve and in which we live.

Outlook for 2023

As we prepare to celebrate our first quarter century as a company, I couldn't be more excited with where Paycom stands.

We continue to see strong demand for our product, led by the growth of Beti. Our focus on the employee experience and our clients' return on investment fuel our strong results and value proposition.

We'll be pursuing numerous innovative opportunities in 2023, as we once more look to grow revenue and earnings by record amounts. With an approximate 5% market share, we have plenty of runway ahead.

I am thankful for our employees who demonstrate Paycom's values every day and create results that have built us into an industry leader. We'll continue to invest in talent, marketing, innovation, customer service and geographic expansion to meet the increasing demand for our comprehensive single software.

Thank you for your investment in Paycom as we drive to fulfill our purpose: to create technology that simplifies life for employees.



Chad Richison

Founder, CEO and Chairman of the Board





LEADERSHIP TEAM



Chad Richison
President, Chief Executive Officer and Director

Mr. Richison has served as President and Chief Executive Officer since founding Paycom in 1998. He has also served as a member of our Board of Directors since 1998 and was appointed Chairman of the Board of Directors in August 2016. Mr. Richison began his career in sales with a national payroll and human resources company and a regional payroll company prior to founding Paycom. Mr. Richison received his bachelor's degree in mass communications – journalism from the University of Central Oklahoma.



Craig E. Boelte
Chief Financial Officer

Mr. Boelte has served as Paycom's Chief Financial Officer since February 2006, bringing more than 35 years of experience in various facets of the human resources and workforce management field. Before joining us, Mr. Boelte owned an accounting practice that served Paycom. Prior to that, Mr. Boelte spent nine years at Deloitte & Touche, where he served as Senior Tax Manager. A member of the Oklahoma Society of CPAs and the American Institute of CPAs, he received his bachelor's degree in business administration and master's degree in accounting from Oklahoma State University.



Holly Faurot
Chief Sales Officer

Mrs. Faurot has served as Paycom's Chief Sales Officer since April 2021, after serving as Senior Executive Vice President of Sales and Client Relations and Vice President of Client Relations for a combined five years. Prior to these positions, she held roles as Paycom's Regional Vice President of Sales, Sales Manager, Sales Training Manager and Senior Sales Consultant. Mrs. Faurot earned her bachelor's degree in management and a minor in marketing from the University of Oklahoma.



Brad Smith
Chief Information Officer

Mr. Smith has served as Paycom's Chief Information Officer since April 2018. During his nearly 18 years with Paycom, Mr. Smith previously held roles as Paycom's Director of Software Development and as Director of Information Technology. Before joining Paycom, Mr. Smith served as Senior Technical Consultant at BearingPoint and over seven years as Manager of Software Development and Business Intelligence at Fleming Companies, Inc. Mr. Smith has over 30 years of information technology and software development experience. He earned his bachelor's degree in management information systems from Oklahoma State University.



Chris Thomas
Senior Executive Vice President of Operations

Mr. Thomas has served as Senior Executive Vice President of Operations since March 2023. Since joining Paycom in 2018, he has served in a variety of leadership roles in operations and client service, most recently as Vice President of Operations since July 2022. Previously, he was a Senior Manager of Business Systems at Love's Travel Stops for over seven years. Mr. Thomas's career has spanned from small business ownership to leadership roles across multiple industries. He earned his bachelor's degree in business administration from the University of Oklahoma.

For information about the members of our Board of Directors, please refer to the section titled "Director Skills, Experience and Background" in the accompanying proxy statement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-36393

Paycom Software, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**80-0957485**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
7501 W. Memorial Road	
Oklahoma City, Oklahoma	**73142**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (405) 722-6900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	PAYC	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of February 7, 2023, 60,321,077 shares of the registrant's common stock, $0.01 par value per share, were outstanding, including 2,449,115 shares of restricted stock. As of June 30, 2022, the aggregate market value of voting stock held by non-affiliates of the registrant was approximately $14.4 billion (based on the closing price for shares of the registrant's common stock as reported by the New York Stock Exchange on that date).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement on Schedule 14A to be furnished to stockholders in connection with its 2023 Annual Meeting of Stockholders are incorporated by reference in Part III, Items 10-14 of this Annual Report on Form 10-K.

PAYCOM SOFTWARE, INC.
2022 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

Unless we state otherwise or the context otherwise requires, the terms "Paycom," "we," "us," "our" and the "Company" refer to Paycom Software, Inc., a Delaware corporation, and its consolidated subsidiaries.

CAUTIONARY STATEMENTS

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K (this "Form 10-K") contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are any statements that look to future events and include, but are not limited to, statements regarding our business strategy; anticipated future operating results and operating expenses, cash flows, capital resources, dividends and liquidity; trends, opportunities and risks affecting our business, industry and financial results; future expansion or growth plans and potential for future growth; our ability to attract new clients to purchase our solution; our ability to retain clients and induce them to purchase additional applications; our ability to accurately forecast future revenues and appropriately plan our expenses; market acceptance of our solution and applications; our expectations regarding future revenues generated by certain applications; our ability to attract and retain qualified employees and key personnel; future regulatory, judicial and legislative changes; how certain factors affecting our performance correlate to improvement or deterioration in the labor market; our plan to open additional sales offices and our ability to effectively execute such plan; the sufficiency of our existing cash and cash equivalents to meet our working capital and capital expenditure needs over the next 12 months; our plans regarding our capital expenditures and investment activity as our business grows, including with respect to research and development and the expansion of our corporate headquarters and other facilities; and our plans to repurchase shares of our common stock through a stock repurchase plan. In addition, forward-looking statements also consist of statements involving trend analyses and statements including such words as "anticipate," "believe," "could," "estimate," "expect," "will," "intend," "may," "might," "plan," "potential," "should," "would," and similar expressions or the negative of such terms or other comparable terminology.

Forward-looking statements are neither historical facts nor assurances of future performance, and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

- the possibility of security vulnerabilities, cyber attacks and network disruptions, including breaches of data security and privacy leaks, data loss, and business interruptions;

- changes in laws, government regulations and policies and interpretations thereof;

- our compliance with data privacy laws and regulations;

- our ability to develop enhancements and new applications, keep pace with technological developments and respond to future disruptive technologies;

- our ability to compete effectively;

- our ability to manage our rapid growth and organizational change effectively;

- fluctuations in our financial results due to factors beyond our control;

- the possibility that clients may not be satisfied with our deployment or technical support services, or that our solution fails to perform properly;

- our dependence on our key executives;

- our ability to attract and retain qualified personnel, including software developers and skilled IT, sales, marketing and operational personnel;

- the impact of adverse economic and market conditions, including those related to the COVID-19 pandemic and geopolitical conflicts;

- our failure to develop and maintain our brand cost-effectively;

- seasonality of certain operating results and financial metrics;

- our failure to adequately protect our intellectual property rights;

- our reliance on relationships with third parties;

- the possibility that the Affordable Care Act may be modified, repealed or declared unconstitutional; and

- the other factors set forth in Part I, Item 1A, "Risk Factors" of this Form 10-K.

These forward-looking statements are based only on information currently available to us and speak only as of the date of this Form 10-K and are subject to business and economic risks. We do not undertake any obligation to update or revise the forward-looking statements to reflect events that occur or circumstances that exist after the date on which such statements were made, except to the extent required by law.

Additional Information

The Vault Visa Payroll Card is issued by The Bancorp Bank, N.A., Member FDIC, pursuant to a license from Visa U.S.A Inc. and may be used everywhere Visa debit cards are accepted.

"Paycom," the Paycom logo and other trademarks or service marks of Paycom appearing in this Form 10-K are the property of Paycom and are protected under applicable intellectual property laws. Google and Google Pay are registered trademarks of Google, LLC. Apple and Apple Pay are trademarks of Apple, Inc., registered in the United States and other countries. Samsung and Samsung Pay are trademarks owned by Samsung Electronics Co., Ltd. Visa is a registered trademark of Visa International Service Association. All other marks are the property of the respective owners of such marks. Solely for convenience, our trademarks and tradenames referred to in this Form 10-K may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames.

PART I

Item 1.   Business

Overview

We are a leading provider of a comprehensive, cloud-based human capital management ("HCM") solution delivered as Software-as-a-Service ("SaaS"). We provide functionality and data analytics that businesses need to manage the complete employment lifecycle, from recruitment to retirement. Our solution requires virtually no customization and is based on a core system of record maintained in a single database for all HCM functions, including talent acquisition, time and labor management, payroll, talent management and human resources ("HR") management applications. Our user-friendly software allows for easy adoption of our solution by employees, enabling self-management of their HCM activities in the cloud, which reduces the administrative burden on employers and increases employee productivity.

We were founded in 1998 and became a publicly traded company through our initial public offering in 2014. Since our founding, we have focused on providing an innovative SaaS HCM solution. Organizations need sophisticated, flexible and intuitive applications that can quickly adapt to their evolving HCM requirements, streamline their HR processes and systems and enable them to control costs. We believe the HCM needs of most organizations are currently served by multiple providers in an attempt to replicate a comprehensive SaaS product. This approach often results in challenges with system integration and data integrity, low scalability, high costs and extended delivery times.

Because our solution was developed in-house and is based on a single platform, there is no need for our clients to integrate, update or access multiple databases, which are common issues with competitor offerings that use multiple third-party systems in order to link together their HCM offerings. Additionally, our solution maintains data integrity for accurate, actionable and real-time analytics and business intelligence and helps clients minimize the risks of compliance errors due to inaccurate or missing information. We deliver feature-rich applications while maintaining excellence in information security and quality management standards, as evidenced by our International Organization for Standardization ("ISO") certifications.

We sell our solution directly through our internally trained, client-focused and highly skilled sales force based in offices across the United States. As a part of our client retention effort, a specialist within a dedicated team is assigned to each client to provide industry-leading, personalized service. We have approximately 36,600 clients, none of which constituted more than one-half of one percent of our revenues for the year ended December 31, 2022. We believe that as a result of our focus on client experience, we enjoy high client satisfaction as evidenced by an annual revenue retention rate of 93%, 94% and 93% from existing clients for the years ended December 31, 2022, 2021 and 2020, respectively. We believe our revenue retention rate understates our client loyalty because this rate is decreased by former clients that were acquired or otherwise ceased operations.

We have historically generated the majority of our revenues from our payroll applications. We generally do not separately track our revenues across our other applications because we often sell applications in various groupings and configurations for a single price.

The Paycom Solution

We offer an end-to-end SaaS HCM solution that provides our clients and their employees with immediate access to accurate and secure information and analytics at any time from any location where internet service is available. We believe our solution delivers the following benefits:

Comprehensive HCM Solution

Our solution offers functionality that manages the entire employment lifecycle for employers and employees, from recruitment to retirement. Our user-friendly applications streamline client processes and provide

clients and their employees with the ability to directly access and manage administrative processes, including applications that identify candidates, on-board employees, manage time and labor, administer payroll deductions and benefits, manage performance, terminate employees and administer post-termination health benefits such as COBRA. The widespread employee usage of our applications further integrates our solution into the administrative processes of our clients. Our solution also has the advantage of being built in-house by our highly trained and skilled team of software developers, thereby minimizing data integrity issues across applications.

Core System of Record

Our solution is based on a core system of record that contains payroll and HR information in one convenient database, thereby reducing costs and eliminating the need for multiple software products and vendors and the maintenance of employee data in numerous databases. This core system of record enables our clients to input employee data one time and enjoy seamless functionality across our applications. When a revision is made to the file of an employee, all appropriate personnel have access to the change in real time. In addition, our core system of record helps clients minimize the risk of compliance errors due to inaccurate or missing information that results from maintaining multiple databases. Through accurate tracking and management of employee payroll and other HR data, such information can be compiled for comprehensive and consistent reporting for our clients.

Data Analytics and Business Intelligence

Our solution's core system of record allows clients to strategically analyze comprehensive and accurate employee information to make informed business decisions based upon actionable, real-time analytics provided through our client dashboard. This functionality allows our clients to operate with a more complete and accurate picture of their organization, as our solution's embedded analytics capture the content and context of everyday business events, facilitating fast and informed decision-making from any location. Our industry first employee usage management analytics tool, Direct Data Exchange® (DDX®), provides employers insights into efficiencies gained through employee usage of HR technology and generates a real-time estimate of the savings realized from that usage. We help clients reduce administrative and operational costs and better manage talent.

Enhanced Employee Experience

The employees of our clients also benefit from our HCM applications. As workforces transition from technology-savvy to technology-dependent, employees expect mobile technology and the resources necessary to readily access information and control their professional development. Through our employee self-service technology, employees can view real-time HR information, including pay stubs, W-2s and benefits information, as well as manage their schedules and vacation time and update W-4 contact information. Employees can even do their own payroll with our industry-first Beti® technology. Our mobile app makes it easier for employees to access their self-service information. Our app has fingerprint and facial recognition capabilities, aiding employers in their efforts to engage technology-dependent workers. Our system also allows employers to engage their workforce through learning management courses and training paths, surveys, and performance goals and reviews.

To further enhance the effectiveness of management throughout our clients' organizations, we also offer easy to use software with Manager on-the-Go®. Built within our mobile app, this tool allows for 24/7 accessibility to essential manager-side functionality, giving supervisors and managers the ability to perform a variety of tasks, such as approving time-off requests and expense reimbursements – anytime, anywhere.

In addition to our self-service, app-based functionality, we also provide our clients with a strategy to drive usage among their employees. This strategy includes training clients' employees how to use the Paycom app during implementation and providing additional training from our client relations representatives. Allowing employees to make changes directly to our database creates efficiencies for both the employer and employee. Today's employees have little tolerance for complexity, and with our solution, employees have become

accustomed to having a direct relationship with their HR database. This relationship is directly correlated with our single-database that is key to increasing usage. Our strategy to promote employee usage of the Paycom system elevates HR personnel to focus on the human element of their jobs, creating a more positive culture and giving HR personnel more time to engage with their employees.

Personalized Support Provided by Trained Personnel

Our applications are supported by one-on-one personal assistance from trained specialists. Service specialists are assigned to specific clients and are trained across all of our applications, ensuring they provide comprehensive, expert-level service. Our client service is ISO 9001:2015 certified on the basis of its quality and consistency. We strive to provide our clients with high levels of service and support to ensure their continued use of our solution for all of their HCM needs.

Software-as-a-Service Delivery Model

Our SaaS delivery model allows clients with geographically dispersed and mobile workforces to operate more efficiently, and allows these clients to implement, access and use our client-oriented internet solution on demand and remotely through standard web browsers, smart phones, tablets and other web-enabled devices. Our SaaS solution reduces the time, risk, headcount and costs associated with installing and maintaining applications for on-premise products within the information technology ("IT") infrastructure of our clients.

Secure Cloud-Based Architecture

Our cloud-based architecture allows our solution to be implemented remotely with minimal client interaction. Updates such as software enhancements and newly developed applications can be deployed without client interaction, disruption or involvement, allowing our clients to make a smaller investment in hardware, personnel, implementation time and consulting. Additionally, we own and maintain all of the infrastructure technology to host our solution and to maximize system availability for clients. Our focus on, and investment in, technology and data security has been recognized with ISO/IEC 27001:2013 certified security standards that provide our clients with a "best-in-class" level of data security.

Scalability to Grow with our Clients

Our solution is highly scalable. We serve a diversified client base ranging in size from one employee to many thousands of employees, while our target client size range is 50 to 10,000 employees. We calculate the number of clients' employees based on parent company grouping. Our clients are able to use the same solution while their businesses grow by deploying applications as-needed in real-time. Pricing is determined based on employee headcount and the number of applications utilized, enabling our clients to align HCM spending with their evolving HCM needs as compared to traditional HCM products that require clients to migrate to new software as they grow but retain fixed costs even if the client shrinks in size.

Efficient and Productive Research and Development

We believe we benefit from a competitive advantage with our research and development investments, people and processes. Early investments in our proprietary, cloud-based architecture enable us to develop and deploy applications in a timely and cost-effective manner. We have also chosen to base our research and development team in Oklahoma and Texas, which we believe provides us with high-quality talent at a lower cost compared to other locations in the United States where there is more competition for technology talent. These strategic decisions have enabled us to have a highly productive research and development function.

Our Strategy for Growth

Our strategy is to continue to establish our solution as the HCM industry standard by increasing our presence in existing markets and expanding into additional markets. We intend to continue to increase our

domestic sales capacity as well as expand into international markets. We will also execute our strategy for growth by targeting larger clients, expanding our inside sales organization and strengthening and extending our solution.

Increase Our Presence in Existing Markets

We believe a significant market opportunity exists to increase our presence within markets where we currently have a sales office. Each outside sales office is typically staffed with one sales team, with each team comprised of a sales manager and approximately six to eight other sales professionals. Although we have a sales office in 40 of the 50 largest metropolitan statistical areas ("MSAs") in the United States based on July 2021 U.S. Census Bureau estimates, only seven of these MSAs are currently served by multiple Paycom sales teams. We plan to further penetrate and more effectively capture existing markets by adding sales offices and increasing the number of sales teams in such markets.

Expand Into Additional Markets

We plan to continue expanding our sales capability by opening sales offices in certain metropolitan areas where we currently have no sales teams. We have historically selected new locations based on potential client and employee demographics as well as business density. When opening a new sales office, we typically relocate a proven sales manager from an existing territory who then recruits a team of high-performing sales representatives. It typically takes a new sales office 24 months to reach maturity.

Enlarge our Existing Client Relationships

We dedicate our resources to helping our clients facilitate their goals, whether through helping our clients execute better hiring decisions, manage compensation more effectively or simply operate more efficiently. We believe a significant growth opportunity exists in selling additional applications to our current clients. Many clients have subsequently deployed additional applications as they recognize the benefits of our comprehensive solution. As we extend and enhance the functionality of our solution, we will continue to invest in initiatives to increase the adoption of our solution and maintain our high levels of client satisfaction.

Target Larger Clients and Capture Incremental Small Business Demand

The average size of our clients has grown significantly as we have organically grown our operations and increased the number of applications we offer. We believe larger employers represent a substantial opportunity to increase our revenues per client, with limited incremental cost to us. To further capitalize on this opportunity, we intend to continue targeting larger businesses opportunistically where our current sales model is effective.

We also receive inbound leads from businesses below our target client size range, who can be onboarded through our inside sales organization. We intend to expand our inside sales capabilities as needed to opportunistically capture inbound demand for our solution.

Maintain Our Leadership in Innovation by Strengthening and Extending our Solution

Our ability to develop and deploy new applications and updates rapidly and cost-effectively has been integral to the results that we have achieved to date. We intend to continue extending the functionality and range of our solution in the future. Our development efforts are performed exclusively in-house and are heavily based upon proactive research and client input. We are focusing our investments on the development of new applications, enhancements and learning courses that are responsive to the needs of our clients, which are garnered through ongoing client interaction and collaboration.

Our Applications and Tools

Our HCM solution offers a full suite of applications and tools that generally fall within the following categories: talent acquisition, time and labor management, payroll, talent management and HR management.

Talent Acquisition



Applicant Tracking. Our applicant tracking application simplifies the recruiting processes needed to hire the most qualified employees. By using our all-in-one system, our clients can move candidates from the application process through new employee onboarding without re-keying data. Organizations can maintain and easily access a list of potential employees from a talent pool with real-time candidate, recruiter and manager retrieval while eliminating manual redundancies. Clients can also distribute job openings and reach a wider candidate audience with tools to reach unlimited postings on a network of free job boards and manage fee-based job board accounts. The application's enhanced career site analytics reveal which job boards and marketing efforts produce the best return on investment. Our applicant tracking application not only sends candidates automated job alerts to notify them of a client's newly posted positions, but allows them to provide their availability up front to discuss potential job opportunities, thereby saving a step for recruiters.



Candidate Tracker. Our candidate tracker application enables recruiters to track and stay connected to potential talent through an online database of top candidates. This application helps clients fill future positions faster and without the cost of professional recruiting firms. This feature allows clients to assemble a contact history searchable by school, degree, skill set, previous employer, ZIP code radius and follow-up date.



Enhanced Background Checks®. Our background check application helps clients easily screen prospective new hires or employees. Employers can choose the specific service or package of services desired for each individual, including verification of education, employment, driving history, criminal history, and drug and health screening, among others. Based on client research and feedback, the efficiencies in our system have produced faster turnaround times by as much as three days over our competitors' offerings.



Onboarding. Our onboarding application streamlines the hiring and termination processes for employees of our clients by creating online checklists of tasks to be assigned to an employee or group of employees. With our application, this process can begin even before a new hire's first day on the job, helping the new hire be more productive on his or her first day.



E-Verify®. By allowing electronic signature verification and online storage, our E-Verify application automates employment verification and reduces our clients' exposure to audits and penalties that could result from I-9 violations.



Tax Credit Services. Our tax credit services application helps employers process and calculate the available federal tax credits associated with hiring employees who meet various qualifications, ensuring organizations opting into this service receive their share of government-appropriated funds. This application prescreens candidates to determine who is eligible for tax credits.

Time and Labor Management



Time and Attendance. Our time and attendance application allows our clients to accurately and efficiently manage when, where and how employees report their hours worked. Clients can apply customized rules, use batch editing and use timecard management tools to manage complex time and attendance needs. Employees can clock in and out at their desks with web-based time clocks or by using finger scans, badge-swipe or other types of hardware terminals in a single or multi-clock environment. Our web time clock feature allows employees to clock in and out using their mobile device or any device with an internet connection, which automatically updates the payroll application when approved, eliminating the need to manually calculate time sheets and re-key information into payroll systems.



Scheduling/Schedule Exchange. Our scheduling application helps managers with employee scheduling through automated functionality that provides a seamless workflow with the payroll and time and attendance applications. This application allows clients to create and edit templates for different pay classes. Our schedule exchange application allows employees and managers access to their schedules at any time, and employees can approve, decline or swap their schedules and see what shifts are available for pickup. Email notifications are sent automatically to supervisors and employees when schedules are created, requests for shift exchanges are submitted or a shift change is approved or denied.



Time-Off Requests. Our time-off requests application automates and standardizes the time-off request procedure and helps employers remain effectively staffed. Managers can view an online time-off calendar to easily monitor and approve or deny time-off requests. Managers can review paid-time-off requests via email and approve or deny such requests with ease. Our Employee Self-Service® tool allows employees to view the time off they have available, submit requests and view blackout dates, the status of requests and any manager comments.



Labor Allocation. Our labor allocation application simplifies the process of setting up and tracking employee hours based on the job the employee is working.



Labor Management Reports/Push Reporting®. Our labor management reports application provides clients with access to up-to-the-minute reports on the information they need to better manage their labor force, such as overtime and labor distribution. Our Push Reporting application also gives clients the ability to set up recurring reports and to schedule them to be run automatically and sent to users on a daily, weekly, monthly, quarterly or yearly basis.



Geofencing/Geotracking. Enhancing our time and attendance solution, Paycom's Geofencing and Geotracking location-based technology assist our clients in managing the whereabouts of employees while on the job. Geofencing allows employers to establish geographical boundaries within which their employees are authorized to clock in and out when using our web time clock on smartphones, tablets or other electronic devices. Once enabled, this time-theft-combatting tool supersedes IP address restrictions, meaning the system first checks for authorized geographical locations, rather than authorized IP addresses. In addition, the Geotracking tool empowers clients to track employees' geographical locations upon clocking in and out. The coordinates collected by the application can be entered into and viewed on a Google® display map.



Microfence™. Microfence, our proprietary Bluetooth® beacon, is strategically placed in a client's workplace, enabling employees to clock in or out on their Paycom mobile app as they move within a defined radius. This tool eliminates potential backlog from workers waiting in line at a communal hardware clock and allows them to avoid high-touch areas. Employees are able to track hourly worktime without access to a desktop application or kiosk. By tracking employee data accurately and ensuring workers are paid for their hours worked, Microfence helps employers comply with labor laws.

Payroll



Beti. Beti (Better Employee Transaction Interface) is an industry-first technology that further automates and streamlines the payroll process by empowering employees to do their own payroll, which increases efficiencies and reduces errors. Employees already manage all other components of their paychecks, including timecards, expenses, PTO requests and benefits; now they have the convenience within Paycom to process their own payroll, too. By guiding employees to access, view, manage, troubleshoot and approve their paycheck before payroll is submitted, HR can focus on more strategic endeavors.



Payroll and Tax Management. Our payroll application is the foundation of our solution, and all our clients are required to utilize this application to access our other applications. Our payroll application is automatically updated with changes in employee information and offers other time-saving functionality such as batch editing and effective dating. Enhanced payroll grid functionality allows clients to automate and delegate payroll functions to accelerate the processes, giving clients repeatable, reliable payroll processing with additional controls. Our payroll application allows clients to customize the services to fit their specific needs. The application can be accessed at any time to make changes, run payroll and generate custom reports. We also help our clients by handling their payroll taxes and deposits, regulatory correspondence and amendments as well as assisting with penalty and interest disputes.



Vault Visa® Payroll Card. The Vault Visa Payroll Card gives employees the financial convenience of allowing them to deposit a portion of their wages on a secure pay card usable with mobile wallets like Apple Pay®, Google Pay® and Samsung Pay®. In certain circumstances, Vault card users also can have access to their pay up to two days earlier for greater financial flexibility. Available only to clients of Paycom and manageable through a mobile app, the Vault card gives users access to Visa Offers and Perks, including discounts for hotels, subscriptions, restaurants, retailers, services and more. For clients, it minimizes the inconvenience of paper-based payroll and helps reduce check fraud through secure digital funding.



Paycom Pay®. Paycom Pay eliminates the tedious, risky job of check reconciliation by issuing checks to our clients' employees that clear from a Paycom bank account, thereby reducing the number of transactions on a client's general ledger and simplifying bank statement balancing.



Expense Management. Our expense management application eliminates the manual, paper-based processes associated with employee expense reimbursement and allows employers to control and monitor expenses by setting clearly defined rules and parameters for employee reimbursement. Employees can upload or email photos of receipts for reimbursement and expenses are automatically parsed when submitted. Employees can then access an expense dashboard where they can view the status of their submitted expenses through Employee Self-Service. Expenses seamlessly flow through virtual approvals to payroll, and our application provides proper allocation of expenses to the general ledger, reducing manual work for accounting personnel. Organizations gain audit-ready reporting, which is critical when a client needs to know the critical attributes of the expense approval process.



Mileage Tracker/FAVR. Our native mobile app includes mileage tracker capability, allowing employers to more accurately track, log and manage employees' mileage reimbursements that are then automatically updated within our expense management applications. FAVR, which stands for Fixed and Variable Rate, allows our clients to customize their mileage reimbursement rate, according to IRS guidelines, to ensure accurate employee reimbursement for business miles without overpaying on reimbursements.

 *Garnishment Administration*. Our garnishment administration application mitigates the risk of penalties and lawsuits from employees and agencies, allowing clients to handle communications with garnishment payees and agencies as well as calculate and track garnishment payments.

 *GL Concierge.* Our GL concierge application offers organizations more control and transparency into their payroll general ledger and gives finance professionals intuitive reporting, enriched audit trails, customizable file layouts and real-time alerts. Clients of all sizes can utilize a wide variety of general ledger maps along with an action item alert system that improves the dynamics of their daily operations. With this simplified process, accounting departments can generate mapped GL reports for direct import into various accounting software packages.

Talent Management

 *Employee Self-Service.* Available in English or Spanish, our Employee Self-Service application improves employee engagement by empowering employees to self-manage certain transactions, obtain quick answers to frequent payroll and HR questions, access their pay history, view performance goals and reviews, and view total compensation reports that show their compensation and benefits package. Benefits information and paid time-off accruals also give employees the ability to make informed decisions regarding their benefit selections and time-off requests. Employees can access our self-service software through any device with an internet connection or by downloading the Paycom app on the Google Play® store and the App Store® online store.

 *Compensation Budgeting*. Our compensation budgeting application provides compensation and performance information in one system, providing clients valuable workforce insight to help manage and formulate salary budgets and establish merit-based compensation increases that automatically upload new rates to payroll once the merit increases are set. Having payroll linked with performance reviews is instrumental for compensation budgeting, which rewards employees fairly while staying within budget.

 *Performance Management*. Our performance management application allows employees to set standardized pay grades and performance goals for positions across an organization, helping align company goals with workforce goals. It also helps streamline the performance review process with online facilitation of the review process and links performance to pay.

 *Position Management*. Our position management application provides customizable tools to categorize personnel, increasing consistency and organization company-wide. The system ties job attributes to a specific position within the organization, not an individual employee, which frees up time to focus on people instead of antiquated processes.

 *My Analytics*. The my analytics application offers powerful workforce insight in a variety of report formats. Because we offer an all-in-one solution in a single database, the comprehensive report data provides the workforce intelligence needed to drive human capital decisions at all levels of management. We offer employment predictor reporting as part of the my analytics application. This sophisticated machine learning technology gives an employer greater insight into employees at risk of leaving the organization.



Paycom Learning and Content Subscriptions. Our learning management application delivers a smart, simple, data-driven experience that formalizes and standardizes our clients' training processes, thereby allowing them to quickly adapt in an ever-changing business environment. Our application provides employees with "anytime, anywhere" access to a central knowledge base where they can access content, share expertise and measure their professional development progress, while its built-in video content creator allows subject-matter experts to share knowledge across the company by empowering them to create, upload and distribute engaging microlearning content quickly and easily. With performance evidence within Paycom Learning, our clients can create a lesson tool that allows their employees to demonstrate knowledge and mastery of a specific skill to confirm they are truly grasping the course material. Managers or trainers then can provide direct input about the employee's performance, creating a true feedback loop that promotes employee development. In addition to providing the ability to create and upload custom content, we created and launched our own proprietary eLearning content. Paycom Learning clients have immediate access to a library of Paycom-created learning courses, which allows employers to educate their managers and employees quickly and consistently on foundational topics such as workplace violence, discrimination and harassment prevention. Paycom Content Subscriptions are also available with hundreds of courses in English and Spanish. These courses are tailored to organizations across multiple industries.

HR Management



Manager on-the-Go. Our Manager on-the-Go tool gives supervisors and managers the ability to perform a variety of tasks, such as approving time-off requests and expense reimbursements – anytime, anywhere. This feature enhances usage patterns and the interactions within organizations among leaders and employees, while distributing the approval responsibilities more broadly, freeing HR personnel. This tool allows managers and supervisors to, among other things, view their team's time-off calendar, edit and approve punch-change requests, manage employees' schedules and respond to employee inquiries through Ask Here. Manager on-the-Go requires no additional login or user information, providing a seamless toggle between Manager on-the-Go, Employee Self-Service and mileage tracker.



Direct Data Exchange. Our comprehensive management analytics tool gives employers insights into efficiencies gained through employee usage of HR technology and provides a real-time return on investment on that usage (based on findings by EY). Using our Direct Data Exchange (DDX) tool, employers not only can see the cost savings associated with changes made by employees, but they can also drill down into specific aspects of our software, including time and attendance, benefits, expenses, time-off requests, tax and payroll modifications, to determine exactly where additional savings can be achieved. This feature allows clients to see organizational employee usage trends arranged by their preferred time frame and total logins (filterable by individuals) to Employee Self-Service through any device.



Ask Here. Our Ask Here tool gives all client employees a direct line of communication to ask work-related questions of their company representatives and receive timely answers, all through the convenience of our self-service technology. Ask Here's functionality promotes increased engagement by ensuring all inquiries are addressed, any required actions are taken and no follow-ups are required by the employee. This central repository for employee questions has a convenient dashboard, guided inquiry template, ability to attach documents and photos and auto-saved responses for commonly asked questions.

 *Documents and Checklists.* Our document and checklist application is designed to manage employee files and allows employees to digitally sign and view company documents. We securely store client records to meet retention requirements and protect documents from unauthorized access and other disasters that can threaten businesses. Aside from expending fewer resources on paper, printing and file storage, our document and checklist application protects sensitive information and documents by customizing user access levels. In addition, clients can assign checklists to employees for the completion of certain tasks associated with processes such as onboarding and off-boarding.

 *Government and Compliance*. Our government and compliance application helps clients reduce exposure to violations, audits and penalties with respect to the employment laws impacting their business, such as the Fair Labor Standards Act, Family Medical Leave Act, Equal Employment Opportunity Act, COBRA and other state and federal regulations. A single database keeps our clients' employee data consistent and enhances reporting capabilities by providing better accuracy and real-time insight.

 *Benefits Administration/Benefits to Carrier*. Our benefits administration application allows clients to customize benefit plan setup, deduction amounts, enrollment dates and new-hire waiting periods. Employers are provided census and reconciliation reports to ensure they do not overpay for benefits. Employers can also update deduction amounts for all employees or groups of employees at once, which automatically updates all insurance carriers for any changes. This application also provides employees with online enrollment and helps educate them by allowing them to view per-pay-period deduction amounts and preview how these deductions would affect their take-home pay, driving better informed enrollment decisions for greater employee satisfaction. Our benefits to carrier application automatically updates insurance carriers regarding benefit deduction amounts, address changes, termination of benefits and qualifying events.

 *Benefit Enrollment Service.* Our benefit enrollment service provides our clients with a dedicated coordinator to help make open enrollment even easier by developing tailored strategies and setting up plans and features within our benefits software offering. The coordinator helps reconcile enrollment and deductions to prepare the client for a successful first payroll of the new plan year.

 *COBRA Administration*. Our COBRA administration application helps protect employers from COBRA violations and the associated fines and penalties by automatically initiating compliance measures upon entry of qualifying events into the application. In addition to sending required correspondence, this application also tracks important dates, collects and remits premiums and reports on all COBRA activity.

 *Personnel Action Forms and Performance Discussion Forms*. Our personnel action forms ("PAF") application helps our clients reduce the amount of time and paperwork required to make employee changes, such as pay rate, position and title changes, by allowing managers to complete and approve online personnel action forms, subject to necessary approvals from the HR department. This feature reduces errors, eliminates re-keying of data and automatically populates payroll with an effective date. Performance Discussion Forms, part of our PAF tool, allows clients to manage employee conversations related to a variety of topics, including workplace behavior, development opportunities and paths toward a promotion.

 *Surveys*. Our surveys application allows employers to conduct confidential email surveys of employees on workplace matters, providing employers with candid feedback that otherwise may go undisclosed. From exit interviews and benefits assessments to rate-the-boss questionnaires, this valuable information can be used to drive decisions and realize company goals. Clients can analyze results by the demographics of the workforce and compare how results change over time.

 *Enhanced ACA.* Our Affordable Care Act ("ACA") application provides clients with access to a dashboard that tracks employee count, employee status, health care plan affordability and ACA periods all from one convenient location and enables Paycom to file IRS Forms 1094/1095-B and/or -C. Clients utilizing this application also have access to additional real-time compliance reports, alerts and historical data for audit trail purposes.

 *Clue®.* Clue, helps businesses securely collect, track and manage the vaccination and testing data of their workforce. Clue allows employees to easily and quickly enter their vaccination or testing information and also provides automatic reminders and push notifications to help affected employees stay on top of any necessary testing. Clue's dashboard provides a single, intuitive platform that stores relevant, up-to-date vaccine information and enables organizations to create customized reports to meet different business-specific needs.

Our Clients

We serve a diverse client base in terms of size and industry. We have approximately 36,600 clients, or nearly 19,100 clients based on parent company grouping, none of which constituted more than one-half of one percent of our revenues for the year ended December 31, 2022. We stored data for over 6.5 million persons employed by our clients during the year ended December 31, 2022.

Many small to mid-sized companies can typically make the decision to adopt our solution more quickly than larger companies, which we believe results in a shorter sales cycle and more closely corresponds to our target sales cycle of 30 to 90 days. As a result of the nature and size of our clientele, we maintain a diversified client base and very low revenue concentration among our clients. We believe, however, that larger employers represent a substantial opportunity to increase our revenues per client with limited incremental cost. As we attract clients at the higher end of our target client size range, we may face longer sales cycles and less predictability in completing some of our sales.

Competition

The market for HCM solutions is rapidly evolving, highly competitive and subject to changing technology, shifting client needs and frequent introduction of new products and services. Our competitors range from small, regional firms to large, well-established international firms with multiple product offerings.

We compete with firms that provide HCM solutions by various means. Many providers continue to deliver legacy enterprise software, but as demand for greater flexibility and access to information grows, we believe there will be increased competition in the delivery of HCM cloud-based solutions by other SaaS providers, including those offering white label and embedded payroll solutions. Our competitors offer HCM solutions that may overlap with one, several or all categories of applications and include companies such as Automatic Data Processing, Inc., Ceridian HCM Holding, Inc., Cornerstone OnDemand, Inc., Gusto, Inc., Intuit, Inc., Insperity, Inc., Oracle Corporation, Paychex, Inc., Paylocity Holding Corporation, Paycor HCM, Inc., People Center, Inc. d/b/a Rippling, SAP SE, ServiceNow, Inc., Ultimate Kronos Group, Workday, Inc. and other local and regional providers.

Competition in the HCM solutions market is primarily based on service responsiveness, product quality and reputation, breadth of service, application offering and price. The importance of these factors depends on the size of the business. Price tends to be the most important factor of competition for smaller businesses with fewer employees, while the scope of features and customization is more important to larger businesses. Regardless of a company's size, another important factor is the implementation experience, as all organizations are seeking a streamlined and simplified process.

Sales and Marketing

We generate client leads and demo requests, accelerate sales opportunities and build brand awareness through our marketing programs that target senior finance and HR executives, technology professionals and senior business leaders of companies that perform HCM functions in-house or outsource these functions to one of our competitors. Our marketing programs include:

- Podcast episodes, webinars, blogs, white papers and infographics;

- National and local television advertising campaigns, personalized direct mail campaigns, email campaigns, social and digital media campaigns, industry-specific advertising and tradeshow exhibiting; and

- Search engine marketing methods that include site optimization and pay-per-click searches.

We sell our solution exclusively through our captive sales force, substantially all of whom have a four-year college degree. We typically recruit sales candidates who have sales experience in non-HCM industries or, with respect to candidates recruited directly from colleges and universities, who have demonstrated an aptitude for sales. Our sales force is comprised of inside sales and field sales personnel, who are organized geographically, and client relations representatives ("CRRs"), who sell additional applications to existing clients. As of the filing of this Form 10-K, we have 55 sales teams (including one team consisting of CRRs and inside sales representatives) located in 28 states and plan to open additional sales offices to further expand our market presence.

When a new client processes payroll with us for an entire month, our sales representative receives a one-time commission based upon an estimate of future annual revenues from such client. Executive sales representatives receive a higher commission rate and base salary based upon both current year and career-to-date realized sales.

In addition to managing client relationships, our CRRs are focused on expanding the number of applications our clients purchase from us by introducing them to additional applications. When an existing client purchases and then utilizes a new application for one payroll cycle, a CRR receives a one-time commission based upon an estimate of future annual revenues from such client.

Technology, Operations and Security

Technology

Our multi-tenant architecture enables us to deliver our solution across our client base from a single platform, while securely partitioning access to our clients' respective application data. Because a single version of our solution is developed, supported and deployed across all of our clients, the Paycom solution is seamlessly scalable.

Operations

We physically host our solution for our clients in three secure data center facilities located in Oklahoma and Texas. Each of these data centers is owned and managed by Paycom, and Paycom is the only tenant occupying the data centers. All of our critical systems are fully redundant and backed up at regular intervals to these facilities, and backups are monitored for success and failure status daily. Client data is backed up in real-time among the three data centers. We maintain redundant load-balanced internet lines serviced by multiple service providers to each data center, to ensure optimized client access to our solution and the clients' stored data. Our server and database clusters are fully redundant to ensure continuous service in the event of a disk failure.

Physical security includes biometric and dedicated ID-oriented access control, redundant alarm systems and continuous camera monitoring by our security guards. The data centers also have environmental monitoring and extensive environmental controls such as heat and fire protection, moisture, temperature, and humidity sensors, backup power supply and exterior reinforced concrete walls.

Security

We maintain a formal and comprehensive security program designed to ensure the confidentiality, integrity and availability of our clients' data. During the regular course of business, we receive client data through our online system that we in turn process, record, store, and secure following ISO/IEC 27001:2013 certified controls and procedures. All communications with our servers must be encrypted and our servers are configured to only utilize high-grade encryption algorithms.

We strictly regulate and limit all access to servers and networks at each of our facilities. Local network access is restricted by domain authentication, using stringent access control lists. Remote network access is restricted by a defense-in-depth approach that includes redundant firewalls, preventing unauthorized access from external networks to systems within our local network. We also employ network and endpoint intrusion detection and prevention sensors throughout our infrastructure, systems that monitor our infrastructure and alert our continuously staffed security operations center of potential cybersecurity issues, a system for managing and installing patches for third-party applications, and highly restricted access to the internet for anyone who has access to client data. Our information security department regularly performs penetration testing and we retain a third-party penetration testing company to conduct penetration tests and periodic audits to identify and remediate any issues.

Our IT infrastructure is secured and monitored using a number of best practices and tools across physical and logical security. This security is also continually monitored by our information security department.

Software Development

Our application development team works closely with our clients to enhance our existing application offerings and develop new applications. This process is led by experienced product managers, who oversee the evolution of their respective applications within a focused timeframe of innovation and cultivation in order to deliver the well-developed applications and enhancements desired by our clients. Our product managers are proactive in their approach to assigning development requests based on research, trends and user feedback. A key element of our development process is the one-on-one personal interaction between clients and our CRRs, through whom our clients personally suggest new applications and features.

We develop our solution from the "ground up" with our internal development and engineering teams. Our development and engineering teams, along with our employees, conceive new applications and enhancements, review requests, schedule development in order of priority and subsequently develop the applications or enhancements. Our new applications and enhancements are independently reviewed by the quality assurance team, in accordance with our software development process, before being fully implemented. Any enhancements to our applications are released on a monthly scheduled release date to coordinate the communication and release to our clients.

Client Service

We are committed to providing industry-leading, client-centered service. For this reason, we assign each client a specialist within a dedicated team. This one-on-one service is a key part of our client service model and helps to ensure we are delivering an industry-leading solution and maintaining high client satisfaction. The primary elements of our client service model include the following:

Streamlined Setup and Onboarding

After electing to deploy our solution, a new client begins our onboarding process with assistance from a team of new client setup specialists and the sales representative responsible for obtaining the client's business. In addition, we also have a team of transition specialists whose job it is to ensure that the process is performed

smoothly, data is collected properly and all relevant employees are fully trained on the system. This team works closely with the client until the client is capable of managing our solution independently, at which time responsibility for the client relationship is transferred to our dedicated CRRs and service specialists. Unlike certain of our competitors, we do not outsource any of our onboarding efforts.

Dedicated Service Specialists

After completing the onboarding process, each client is assigned to a service specialist within a dedicated team. Clients can then contact their dedicated service specialist or a team member if any issues or questions arise. These specialists provide personalized service with a historical knowledge of the clients' communicated business needs. When appropriate, client questions can be elevated to the specialists with the appropriate application expertise. In addition, our CRRs proactively contact our clients to ensure satisfaction with our solution and introduce additional applications.

Expert Level Service

Our service specialists are trained across all of our applications to ensure that they can provide comprehensive, expert-level service. Our client service is ISO 9001:2015 certified and helps support our high client retention rate.

Regulatory and Certifications

We are subject to varying degrees of regulations in each of the jurisdictions in which we provide services. Local laws and regulations, and their interpretation and enforcement, differ significantly among those jurisdictions. We are also subject to certain federal, state and local regulations based on the products we offer. For example, as a result of our background screening application, Enhanced Background Checks, we are subject to the Fair Credit Reporting Act and other federal and state background reporting laws. Further, our status as a government contractor subjects us to federal government contracting regulations including the adherence to heightened equal employment opportunity requirements, maintaining an affirmative action plan and other federal regulations.

Data privacy has become a significant issue in the United States and in other countries. The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations affecting or regarding the collection, use and disclosure of personal information. In the United States, these include, for example, rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, the Family Medical Leave Act of 1993, the ACA, the Financial Services Modernization Act of 1999, state breach notification laws and state privacy laws, such as the California Consumer Privacy Act of 2018 (the "CCPA"), the California Privacy Rights Act (the "CPRA") and the Illinois Biometric Information Privacy Act (the "IBIPA"). Further, because some of our clients have establishments internationally, the European Union's General Data Protection Regulation ("GDPR") and other foreign data privacy laws may impact our processing of certain client and employee information.

We voluntarily obtain third-party security examinations relating to our internal controls over financial reporting in accordance with System and Organization Controls Report, I ("SOC 1"). Our SOC 1 examination is conducted every six months by one of the four largest independent international auditing firms, and addresses, among other areas, our physical and environmental safeguards for production data centers, data availability and integrity procedures, change management procedures and logical security procedures. We also obtain third-party examinations relating to our internal controls over security and privacy in accordance with System and Organization Controls Report, II ("SOC 2"). Our SOC 2 examination is conducted every year by one of the four largest independent international auditing firms, and addresses, among other areas, internal controls around security, availability, processing integrity, confidentiality and privacy.

In April 2020, we renewed a certification based on ISO 9001:2015 criteria, a standard for the implementation of quality management processes published by ISO, covering our activities required to create and deliver our solution. This independent assessment of our conformity to the ISO 9001:2015 standard includes assessing the design and implementation of quality objectives to meet delivery standards on an ongoing basis. The certification is valid until April 2023, with continuing assessments taking place annually.

In October 2022, we renewed a certification based on ISO 22301:2019 criteria, a standard for implementing and managing an effective Business Continuity Management System (BCMS) published by ISO. This international standard for continuity management specifies requirements to plan, implement, operate and continually improve a documented management system to protect against, prepare for, respond to and recover from disruptive incidents when they arise. The certification is valid until January 2026, with continuing assessments taking place annually.

In November 2022, we renewed a certification based on ISO/IEC 27001:2013 criteria, a security standard for Information Security Management Systems published by ISO covering our production, quality assurance and implementation environments. This independent assessment of our conformity to the ISO 27001 standard includes assessing security risks, designing and implementing comprehensive security controls and adopting an information security management process to meet security needs on an ongoing basis. The certification is valid until October 2025, with continuing assessments taking place annually.

In November 2022, we renewed a certification based on ISO 27701:2019 criteria, a standard for establishing, implementing, maintaining and continually improving a Privacy Information Management System (PIMS) published by ISO. This international standard for PIMS specifies PIMS-related requirements and provides guidance for Personally Identifiable Information (PII) controllers and PII processors holding responsibility and accountability for PII processing. The certification is valid until February 2026, with continuing assessments taking place annually.

Intellectual Property

We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our intellectual property rights. We also have a number of registered and unregistered trademarks and will continue to evaluate the registration of additional trademarks as appropriate. We do not have any patents or patent applications pending.

Seasonality

Our revenues are seasonal in nature and generally we expect our first and fourth quarter revenues to be higher than other quarters during the year. Our first quarter recurring revenues are positively impacted by the annual processing of payroll tax filing forms and ACA form filing requirements, such as Form W-2, Form 1099 and Form 1095. We anticipate that our revenues will continue to exhibit this seasonal pattern related to ACA form filings for so long as the ACA (or replacement legislation) includes employer reporting requirements. Additionally, our fourth quarter recurring revenues are positively impacted by processing unscheduled payroll runs (such as bonuses) for our clients. Nonetheless, we expect the magnitude of these seasonal fluctuations in our revenues to decrease to the extent clients utilize more of our non-payroll applications.

Human Capital

As of December 31, 2022, we employed 6,349 people, substantially all of whom are full-time employees. Our human capital objectives include attracting, developing and retaining the best talent in the industry. We have been recognized both locally and nationally for providing our employees with an excellent work environment. We strive to provide a workplace that is free from harassment or discrimination, including harassment or discrimination involving race, color, sex, religion, gender, age, national origin, disability, gender identity or expression, sexual orientation, veteran or marital status. We believe that creating this kind of work environment is fundamental to fostering diversity.

Culture and Values

Paycom's purpose is to create technology that simplifies life for employees. Our purpose guides every aspect of our business and creates a culture that aligns our employees with the core values of our company:

- We Innovate

- We Win

- We Care

- We Serve

- We Believe

These values further define us and drive our success. They steer how we work with our clients and each other. Paycom would not be the company it is today without a deep desire to win and innovate new ideas. Our focus on people – including our team members, our clients and their employees – and caring about their experience, health and success, is at the heart of our culture. Our can-do attitude helps us embrace uncertainty with optimism and believe we can achieve what others consider impossible.

Diversity and Inclusion

Our commitment to diversity, inclusion and belonging starts with our goal to attract, retain and develop a workforce that is diverse in background, knowledge, skill and experience. We recognize Paycom plays an important part in the lives of our employees and strive to create an inclusive workplace where employees feel heard, valued and appreciated for who they are. We continue to work toward a diverse workforce at all employee levels, from entry level to executive. The table below summarizes our workforce demographics as of December 31, 2022. The demographic workforce data within the table below, including race and ethnicity, gender and job categories, aligns with the EEO-1 Component 1 data collection reporting requirements outlined by the U.S. Equal Employment Opportunity Commission.

	As of December 31, 2022		
	All Employees	First/Mid Level Officials & Managers	Executive/Sr. Level Officials & Managers
Gender:			
Female	51.2%	51.3%	36.7%
Male	48.8%	48.7%	63.3%
Race and Ethnicity:			
American Indian or Alaskan Native	2.8%	2.4%	—
Asian	9.5%	4.9%	3.3%
Black or African American	9.8%	2.4%	1.7%
Hispanic or Latino	10.3%	4.9%	—
Native Hawaiian or Pacific Islander	0.3%	0.2%	—
Two or more races	4.1%	2.2%	—
White	63.2%	83.0%	95.0%

Training and Development

Through the use of our Paycom learning tool, we empower our employees by providing tailored learning paths in areas such as leadership, diversity and inclusion, technical skills and compliance. During 2022, our employees completed thousands of courses utilizing our Paycom learning tool.

We provide our sales force with an intensive ten-week training course. Our unique training program includes instruction in accounting, business metrics, application features and tax matters relevant to our target

market and we believe it fosters loyalty and helps maintain our corporate culture. Our training continues for our sales force through weekly strategy sessions and leadership development training. Executive sales representatives are also required to attend quarterly conferences to share best practices and receive legal and business updates.

Health, Safety and Wellness

We believe that our employees are the summation of our successes, which is why we offer an excellent health and benefits program to our employees and their families. We offer our employees comprehensive health insurance as well as optional dental and vision coverage. Additionally, we provide our employees several opportunities to focus on physical, mental and financial wellness by maintaining a fully equipped on-site gym, 401(k) matching, an employee stock purchase plan, and paid vacation, holiday, family leave and sick leave, with numerous other benefits offered to our employees.

Segment Information

We operate in a single operating segment and a single reporting segment. Operating segments are defined as components of an enterprise about which separate financial information is regularly evaluated by the chief operating decision maker function (which is fulfilled by our chief executive officer) in deciding how to allocate resources and in assessing performance. Our chief executive officer allocates resources and assesses performance based upon financial information at the consolidated level. Because we operate in one operating segment, all required financial segment information is presented in the consolidated financial statements.

Available Information

Our internet address is www.paycom.com and our investor relations website is located at investors.paycom.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports can be found on our investor relations website, free of charge, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this Form 10-K. The SEC maintains a public website, www.sec.gov, which includes information about and the filings of issuers that file electronically with the SEC.

Item 1A. Risk Factors

The risk factors noted in this section and other factors noted throughout this Form 10-K, including those risks identified in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," describe examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual outcomes may vary materially from those included in this Form 10-K.

Risks Related to Our Business

If our security measures are breached, or unauthorized access to our clients' or their employees' sensitive data is otherwise obtained, our solution may not be perceived as being secure, clients may reduce the use of or stop using our solution, our ability to attract new clients may be harmed and we may incur significant liabilities.

Our solution involves the collection, storage and transmission of clients' and their employees' confidential and proprietary information, including personal identifying information, as well as financial and payroll data. HCM software is often targeted in cyber attacks, including computer viruses, worms, phishing attacks, malicious software programs and other information security breaches, which could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our clients' sensitive data or otherwise disrupt our clients' or

other third parties' business operations. If cybercriminals are able to circumvent our security measures, or if we are unable to detect an intrusion into our systems and contain such intrusion in a reasonable amount of time, our clients' sensitive data may be compromised.

Certain of our employees have access to sensitive information about our clients' employees. While we conduct background checks of our employees and limit access to systems and data, it is possible that one or more of these individuals may circumvent these controls, resulting in a security breach.

Although we have security measures in place to protect client information and prevent data loss and other security breaches, these measures could be breached as a result of third-party action, employee error, third-party or employee malfeasance or otherwise. Globally, cybersecurity attacks are increasing in number and the attackers are increasingly organized and well financed, or at times supported by state actors. In addition, geopolitical tensions or conflicts, such as Russia's invasion of Ukraine or increasing tension with China, may create a heightened risk of cybersecurity attacks. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently, we may not be able to anticipate these techniques and implement adequate preventative or protective measures. While we currently maintain a cyber liability insurance policy, cyber liability insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our cyber liability insurance policy may not cover all claims made against us, and defending a suit, regardless of its merit, could be costly and divert management's attention from our business and operations.

Any actual or perceived breach of our security could damage our reputation, cause existing clients to discontinue the use of our solution, prevent us from attracting new clients, or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, operating results or financial condition.

Any damage, failure or disruption of our SaaS network infrastructure or data centers could impair our ability to effectively provide our solution, harm our reputation and adversely affect our business.

Our SaaS network infrastructure is a critical part of our business operations. Our clients access our solution through standard web browsers, smart phones, tablets and other web-enabled devices and depend on us for fast and reliable access to our solution. We serve all of our clients from our three fully redundant data centers located in Oklahoma and Texas. Our SaaS network infrastructure and data centers are vulnerable to damage, failure and disruption.

In the future, we may experience issues with our computing and communications infrastructure or data centers caused by the following factors:

- human error;
- telecommunications failures or outages from third-party providers;
- computer viruses or cyber attacks;
- break-ins or other security breaches;
- acts of terrorism, sabotage, intentional acts of vandalism or other misconduct;
- tornadoes, fires, earthquakes, hurricanes, floods and other natural disasters;
- power loss; and
- other unforeseen interruptions or damages.

If our SaaS network infrastructure or our clients' ability to access our solution is interrupted, client and employee data from recent transactions may be permanently lost, and we could be exposed to significant claims by clients, particularly if the access interruption is associated with problems in the timely delivery of funds

payable to employees or tax authorities. Further, any adverse changes in service levels at our data centers resulting from damage to or failure of our data centers could result in disruptions in our services. Any significant instances of system downtime or performance problems at our data centers could negatively affect our reputation and ability to attract new clients, prevent us from gaining new or additional business from our current clients, or cause our current clients to terminate their use of our solution, any of which would adversely impact our revenues. In addition, if our network infrastructure and data centers fail to support increased capacity due to growth in our business, our clients may experience interruptions in the availability of our solution. Such interruptions may reduce our revenues, cause us to issue refunds to clients or adversely affect our retention of existing clients, any of which could have a negative impact on our business, operating results or financial condition.

If we are not able to develop enhancements and new applications, keep pace with technological developments or respond to future disruptive technologies, we might not remain competitive and our business could be adversely affected.

Our continued success will depend on our ability to adapt and innovate. In order to attract new clients and increase revenues from existing clients, we need to enhance, add new features to and improve our existing applications and introduce new applications. The success of any enhancements or new features and applications depends on several factors, including timely completion and introduction and market acceptance. We may expend significant time and resources developing and pursuing sales of a particular enhancement or application that may not result in revenues in the anticipated time frame or at all, or may not result in revenue growth sufficient to offset increased expenses. Further, changing legal and regulatory requirements may delay the development or introduction of enhancements or new applications or render certain of our applications obsolete. If we are unable to successfully develop enhancements, new features or new applications to meet client needs, our business and operating results could be adversely affected.

In addition, because our applications are designed to operate on a variety of network, hardware and software platforms using internet tools and protocols, we must continuously modify and enhance our applications to keep pace with changes in internet-related hardware, software, communication, browser and database technologies. If we are unable to respond in a timely and cost-effective manner to these rapid technological developments, our current and future applications may become less marketable and less competitive or even obsolete.

Our success is also subject to the risk of future disruptive technologies, such as artificial intelligence ("AI") and machine learning. The failure to develop enhancements to our applications for, or that incorporate, technologies such as natural language processing, AI, machine learning, and blockchain may impact our ability to increase the efficiency of and reduce costs associated with our clients' operations. If new technologies, including but not limited to those that may involve AI or machine learning or be created using AI or machine learning, emerge that are able to deliver HCM solutions at lower prices, more efficiently or more conveniently, such technologies could adversely impact our ability to compete.

The market in which we participate is highly competitive, and if we do not compete effectively, our business, operating results or financial condition could be adversely affected.

The market for HCM software is highly competitive, rapidly evolving and fragmented. We expect competition to intensify in the future with the introduction of new technologies and new market entrants. Many of our current and potential competitors are larger and have greater brand name recognition, longer operating histories, more established relationships in the industry and significantly greater financial, technical and marketing resources than we do. As a result, some of these competitors may be able to:

- adapt more rapidly to new or emerging technologies and changes in client requirements;

- develop superior products or services, gain greater market acceptance and expand their product and service offerings more efficiently or rapidly;

- offer products and services that we may not offer individually or at all, or bundle products and services in a manner that provides them with a price advantage;

- establish and maintain partnerships with third parties that enhance and expand their product offering to business clients and employees;

- take advantage of acquisition and other opportunities for expansion more readily;

- maintain a lower cost basis;

- adopt more aggressive pricing policies and devote greater resources to the promotion, marketing and sale of their products and services; and

- devote greater resources to the research and development of their products and services.

Some of our principal competitors offer their products or services at a lower price, which has resulted in pricing pressures. Similarly, some competitors offer different billing terms, which has resulted in pressures on our billing terms. If we are unable to maintain our pricing levels and our billing terms, our operating results would be negatively impacted. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our solution to maintain widespread market acceptance, any of which could adversely affect our business, operating results or financial condition.

We compete with firms that provide HCM solutions by various means. Many providers continue to deliver legacy enterprise software, but as demand for greater flexibility and access to information grows, we believe there will be increased competition in the delivery of HCM cloud-based solutions by other SaaS providers, including those offering white label and embedded payroll solutions. Our competitors offer HCM solutions that may overlap with one, several or all categories of applications and include companies such as Automatic Data Processing, Inc., Ceridian HCM Holding, Inc., Cornerstone OnDemand, Inc., Gusto, Inc., Intuit, Inc., Insperity, Inc., Oracle Corporation, Paychex, Inc., Paylocity Holding Corporation, Paycor HCM, Inc., People Center, Inc. d/b/a Rippling, SAP SE, ServiceNow, Inc., Ultimate Kronos Group, Workday, Inc., and other local and regional providers.

Furthermore, the HCM industry has begun to experience an emergence of embedded payroll offerings. Products and technologies utilizing embedded payroll systems and developed by others within the HCM industry may adversely affect our competitive position.

Competition in the HCM solutions market is primarily based on service responsiveness, application quality and reputation, breadth of service and product offering and price. Many of our competitors have established marketing relationships, access to larger client bases and major distribution agreements with consultants, software vendors and distributors. In addition, some competitors may offer software that addresses one or a limited number of HCM functions at a lower price point or with greater depth than our solution. Further, some potential clients, particularly large enterprises, may elect to develop their own internal solutions. If we are unable to compete effectively, our business, operating results or financial condition could be adversely affected.

Our business, operating results or financial condition could be adversely affected if our clients are not satisfied with our deployment or technical support services, or if our solution fails to perform properly.

Our business depends on our ability to satisfy our clients, both with respect to our applications and the technical support provided to help our clients use the applications that address the needs of their businesses. We use our in-house deployment personnel to implement and configure our solution and provide support to our clients. If a client is not satisfied with the quality of our solution, the applications delivered or the support provided, we could incur additional costs to address the situation, our profitability might be negatively affected, and the client's dissatisfaction with our deployment or support service could harm our ability to sell additional applications to that client. In addition, our sales process is highly dependent on the reputation of our solution and

applications and on positive recommendations from our existing clients. Our clients have no obligation to continue to use our applications, and may choose not to continue to use our applications at the same or higher level of service, if at all. Moreover, our clients generally have the right to cancel their agreements with us for any or no reason by providing 30 days' prior written notice. In the past, some of our clients have elected not to continue to use our applications. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality technical support, could adversely affect client retention, our reputation, our ability to sell our applications to existing and prospective clients, and, as a result, our business, operating results or financial condition.

Further, our solution is inherently complex and may in the future contain, or develop, undetected defects or errors. Any defects in our applications could adversely affect our reputation, impair our ability to sell our applications in the future and result in significant costs to us. The costs incurred in correcting any application defects may be substantial and could adversely affect our business, operating results or financial condition. Any defects in functionality or defects that cause interruptions in the availability of our applications could result in:

- loss or delayed market acceptance and sales of our applications;

- termination of service agreements or loss of clients;

- credits, refunds or other liability to clients, including reimbursements for any fees or penalties assessed by regulatory agencies;

- breach of contract, breach of warranty or indemnification claims against us, which may result in litigation;

- diversion of development and service resources;

- increased scrutiny of our solution from regulatory agencies; and

- injury to our reputation.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our applications could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our clients regard as significant. Our clients might assert claims against us in the future alleging that they suffered damages due to a defect, error, or other failure of our solution. Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover all claims made against us, and defending a suit, regardless of its merit, could be costly and divert management's attention. Any failures in the performance of our solution could harm our reputation and our ability to retain existing clients and attract new clients, which would have an adverse impact on our business, operating results or financial condition.

The market for our solution among large companies may be limited if these companies demand customized features and functions that we do not offer.

Prospective clients, especially larger companies, may require customized features and functions unique to their business processes that we do not offer. In order to ensure we meet these requirements, we may devote a significant amount of support and service resources to larger prospective clients, increasing the cost and time required to complete sales with no guarantee that these prospective clients will adopt our solution. Further, we may not be successful in implementing any customized features or functions. If prospective clients require customized features or functions that we do not offer, or that would be difficult for them to deploy themselves, the market for our solution will be more limited and our business could be adversely affected.

We are dependent on the continued service of our key executives and, if we fail to retain such key executives, our business could be adversely affected.

We believe that our success depends in part on the continued services of our key executives, consisting of Chad Richison, Craig E. Boelte, Bradley S. Smith, Holly Faurot, and Justin Long. Our business could be

adversely affected if we fail to retain these key executives. Although the employment arrangements of certain of our key executives contain restrictive covenants, our business could nonetheless be adversely affected if a key executive leaves Paycom and interferes with Paycom's client, employee and/or other business relationships. In addition, we have not purchased key person life insurance on any of our key executives.

If we are unable to attract and retain qualified personnel, including software developers and skilled IT, sales, marketing and operational personnel, our ability to develop and market new and existing products and, in turn, increase our revenue and profitability could be adversely affected.

Our future success is dependent on our ability to continue to enhance and introduce new applications. As a result, we are heavily dependent on our ability to attract and retain qualified software developers and IT personnel with the requisite education, background and industry experience. In addition, to continue to execute our growth strategy, we must also attract and retain qualified sales, marketing and operational personnel capable of supporting a larger and more diverse client base. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors. The companies with which we compete for talent may offer work arrangements more flexible than ours, which may impact our ability to attract and retain qualified personnel if potential or current employees prefer such policies. The competition for qualified personnel also may be amplified by new immigration laws or policies that could limit software companies' ability to recruit internationally. Although such changes in immigration laws or policies would not have a significant direct impact on our workforce, the ensuing increase in demand for software developers and IT personnel could impair our ability to attract or retain skilled employees and/or significantly increase our costs to do so. Furthermore, identifying and recruiting qualified personnel and training them in the use of our applications requires significant time, expense and attention, and it can take a substantial amount of time before our employees are fully trained and productive. The loss of the services of a significant number of employees could be disruptive to our development efforts, which may adversely affect our business by causing us to lose clients, increase operating expenses or divert management's attention to recruit replacements for the departed employees.

Our business and operations are experiencing rapid growth and organizational change. If we fail to manage such growth and change effectively, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

We have experienced, and may continue to experience, rapid growth in our headcount and operations, which has placed, and may continue to place, significant demands on our management, operational and financial resources. We have also experienced significant growth in the number of clients and transactions and the amount of client and employee data that our infrastructure supports. As a result, our organizational structure and recording systems and procedures are becoming more complex as we improve our operational, financial and management controls. Our success depends, in part, on our ability to manage this growth and organizational change effectively. To manage the expected growth of our headcount and operations, we must continue to improve our operational, financial and management controls and our reporting systems and procedures. The failure to effectively manage growth could result in declines in the quality of, or client satisfaction with, our applications, increases in costs, difficulties or delays in introducing new applications or other operational difficulties, any of which could adversely affect our business by impairing our ability to retain and attract clients or sell additional applications to our existing clients.

Further, we need to continue to expand our inside and outside sales force and support team members in order to grow our client base and increase our revenues. Our ability to add additional offices may be constrained by the COVID-19 pandemic, the willingness and availability of qualified personnel to staff and manage any new offices and our success in recruiting and training sales personnel in those new offices. If our expansion efforts are unsuccessful, our business, operating results or financial condition could be adversely affected.

The failure to develop and maintain our brand cost-effectively could have an adverse effect on our business.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our solution and is an important element in attracting new clients and retaining existing clients. Successful promotion of our brand depends largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful applications at competitive prices. Brand promotion activities, including increased spending on our national media campaigns, may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new clients or retain our existing clients to the extent necessary to realize a sufficient return on our brand-building efforts, which could have an adverse effect on our business.

If we fail to adequately protect our proprietary rights, our competitive advantage could be impaired and we may lose valuable assets, generate reduced revenues or incur costly litigation to protect our rights.

Our success is dependent in part upon our intellectual property. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and to protect our intellectual property rights in the United States and in foreign jurisdictions. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our applications and use information that we regard as proprietary to create products or services that compete with ours.

We may be required to spend significant resources to monitor and protect our intellectual property. We have been involved in litigation in the past and litigation may be necessary in the future to protect and enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. We may not be able to secure, protect and enforce our intellectual property rights or control access to, and the distribution of, our solution and proprietary information, which could adversely affect our business.

We may be sued by third parties for alleged infringement of their proprietary rights.

Considerable intellectual property development activity exists in our industry, and we expect that software developers will increasingly be subject to infringement claims as the number of applications and competitors grows and the functionality of applications in different industry segments overlaps. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property in technology areas relating to our solution or applications. In addition, we may increasingly be subject to trademark infringement claims as our presence grows in the marketplace. From time to time, third parties have asserted and may in the future assert that we are infringing on their intellectual property rights, and we may be found to be infringing upon such rights. A claim of infringement may also be made relating to technology that we acquire or license from third parties. However, we may be unaware of the intellectual property rights of others that may cover, or may be alleged to cover, some or all of our solution, applications or brands.

The outcome of litigation is inherently unpredictable and, as a result, any future litigation or claim of infringement could (i) cause us to enter into an unfavorable royalty or license agreement, pay ongoing royalties or require that we comply with other unfavorable terms, (ii) require us to discontinue the sale of our solution or applications, (iii) require us to indemnify our clients or third-party service providers or (iv) require us to expend additional development resources to redesign our solution or applications. Any of these outcomes could harm our business. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time consuming and divert the attention of our management and key personnel from our business and operations.

The use of open source software in our applications may expose us to additional risks and harm our intellectual property rights.

Some of our applications use software covered by open source licenses. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate such software into their products or applications. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional development resources to change our applications. In addition, if we were to combine our applications with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our applications. If we inappropriately use open source software, we may be required to redesign our applications, discontinue the sale of our applications or take other remedial actions, which could adversely impact our business, operating results or financial condition.

We employ third-party licensed software for use in our applications and the inability to maintain these licenses or errors in the software we license could result in increased costs or reduced service levels, which could adversely affect our business.

Our applications incorporate certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software and development tools from third parties in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, incorporating the software used in our applications with new third-party software may require significant work and substantial investment of our time and resources. Also, to the extent that our applications depend upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in this third-party software could prevent the deployment or impair the functionality of our applications, delay new application introductions, result in a failure of our applications and harm our reputation.

We may acquire other businesses, applications or technologies, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

In the future, we may seek to acquire or invest in businesses, applications or technologies that we believe complement or expand our applications, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are ultimately consummated.

We do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully or to effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

- the inability to integrate or benefit from acquired applications or services in a profitable manner;
- unanticipated costs or liabilities associated with the acquisition;
- the incurrence of acquisition-related costs;
- difficulty integrating the accounting systems, operations and personnel of the acquired business;
- difficulty and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;
- difficulty converting the clients of the acquired business onto our solution, including disparities in the revenues, licensing, support or services of the acquired company;

- diversion of management's attention from other business concerns;

- harm to our existing relationships with clients as a result of the acquisition;

- the potential loss of key employees;

- the use of resources that are needed in other parts of our business; and

- the use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of any companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could harm our results of operations. Acquisitions could also result in issuances of equity securities or the incurrence of debt, which would result in dilution to our stockholders.

Our business depends in part on the success of our relationships with third parties.

We rely on third-party couriers, financial and accounting processing systems, and various financial institutions, to deliver payroll checks and tax forms, perform financial services in connection with our applications, such as providing automated clearing house ("ACH") and wire transfers as part of our payroll and tax payment services and to provide technology and content support, manufacture time clocks and process background checks. We anticipate that we will continue to depend on various third-party relationships in order to grow our business, provide technology and content support, manufacture time clocks, process background checks and deliver payroll checks and tax forms. Identifying, negotiating and documenting relationships with these third parties and integrating third-party content and technology requires significant time and resources. Our agreements with third parties typically are non-exclusive and do not prohibit them from working with our competitors. In addition, these third parties may not perform as expected under our agreements, and we may have disagreements or disputes with such third parties, which could negatively affect our brand and reputation. A global economic slowdown could also adversely affect the businesses of our third-party providers, hindering their ability to provide the services on which we rely. Further, a disruption of the Federal Reserve Bank's services, including ACH processing, could negatively affect our payroll and expense reimbursement services by delaying direct deposits and other financial transactions across the United States. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to compete in the marketplace or to grow our revenues could be impaired and our business, operating results or financial condition could be adversely affected. Even if we are successful, these relationships may not result in improved operating results.

Because our long-term success may depend, in part, on our ability to expand the sales of our solution to clients located outside of the United States, our business could be subject to risks associated with international operations.

An element of our growth strategy is to expand our operations and client base. If we decide to expand our operations into international markets, it will require significant resources and management attention and will subject us to regulatory, economic and political risks that are different from those in the United States. Because of our lack of experience with international operations, we cannot ensure that our international expansion efforts will be successful, and the impact of such expansion efforts may adversely affect our business, operating results or financial condition.

Legal and Regulatory Risks

Changes in laws, government regulations and policies could have a material adverse effect on our business and results of operations.

Many of our applications are designed to assist our clients in complying with government regulations that continually change. The introduction of new regulatory requirements, or new interpretations of existing laws or

regulations, could increase our cost of doing business. For example, there have been and may continue to be a significant number of new laws and regulations promulgated by federal, state and local governments following the outbreak of the COVID-19 pandemic. We have expended additional resources and incurred additional costs in addressing the regulatory requirements applicable to us and our clients. More generally, changing regulatory requirements may make the introduction of new applications and enhancements more costly or more time-consuming than we currently anticipate or could prevent the introduction of new applications and enhancements by us altogether.

Changes in laws, regulations or policies could also affect the extent and type of benefits employers are required, or may choose, to provide employees or the amount and type of taxes employers and employees are required to pay. Such changes could reduce or eliminate the need for certain of our existing applications or services, which would result in decreased revenues. For example, we generate ACA-related revenues (i) on an annual basis in connection with processing and filing Forms 1094 and 1095 on behalf of clients and (ii) from clients who have purchased our Enhanced ACA application as part of the fixed, bundled price charged per billing period. If the ACA is modified to eliminate the employer reporting requirements, or if the ACA is repealed and replaced with new legislation that does not include similar employer reporting requirements, we will no longer generate revenues in connection with processing and filing Forms 1094 and 1095 on behalf of clients. While we generally do not track our revenues on an application-by-application basis (because applications are often sold in various groupings and configurations for a single price), we estimate that, if the ACA is not modified or repealed, revenues from our Enhanced ACA application and ACA forms filings business will represent approximately 2% of total projected revenues for the year ending December 31, 2023.

Further, we may spend time and money developing new applications and enhancements that, due to regulatory changes, become unnecessary prior to being released. In addition, any failure to educate and assist our clients with respect to new or revised legislation that impacts them could have an adverse effect on our reputation, and any failure to modify our applications or develop new applications in a timely fashion in response to regulatory changes could have an adverse effect on our business and results of operations. Additionally, new regulations or changes to existing regulations could be unclear, difficult to interpret or conflict with other applicable regulations. Our or our clients' failure to comply with new or modified laws or regulations could result in financial penalties, legal proceedings or reputational harm. Finally, a negative audit or other investigations by the U.S. Government could adversely affect our ability to receive U.S. Government contracts and our future operating performance, and could result in financial or reputational harm.

In addition, federal, state and foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our applications. Further, government agencies or private organizations may impose taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally or could result in reductions in the demand for internet-based applications such as ours.

Failure to comply with privacy, data protection and cyber security laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.

Our applications and services are subject to various complex laws and regulations on the federal, state and local levels, including those governing data security and privacy, which have become significant issues globally. The regulatory framework for privacy issues is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal information. In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, the Family Medical Leave Act of 1993, the ACA, the Financial Services Modernization Act of 1999 (the "GLBA"), federal and state labor and

employment laws, and state data breach notification laws and state privacy laws, such as the New York Stop Hacks and Improve Electronic Data Security (SHIELD) Act, the IBIPA and the CCPA, which was passed in California in 2020.

The IBIPA includes a private right of action for persons who are aggrieved by violations of the IBIPA. The GLBA is enforced under the authority of the Federal Trade Commission and requires our payment card services to adhere to a privacy notice and take certain measures to protect related personal information from unauthorized use and threats to data security. The CCPA provides California consumers with a private right of action if covered companies suffer a data breach related to their failure to implement reasonable security measures. The CCPA also gives California consumers certain rights to be informed of, opt-out of, and request deletion of the personal information that we hold, similar to those provided by the European Union's GDPR. Further, because some of our clients have establishments internationally, the GDPR and other foreign data privacy laws may impact our processing of certain client and employee information. Failure to comply with data protection and privacy laws and regulations could result in regulatory scrutiny and increased exposure to the risk of litigation or the imposition of consent orders or civil and criminal penalties, including fines, which could have an adverse effect on our results of operations or financial condition. Moreover, allegations of non-compliance, whether or not true, could be costly, time consuming, distracting to management, and cause reputational harm.

The landscape of privacy laws applicable to our various products and services is evolving quickly. The California Privacy Rights Act ("CPRA"), which expands upon the CCPA, went into effect on January 1, 2023. Virginia recently passed its own consumer data privacy statute modeled on the CCPA, which also went into effect on January 1, 2023. New data privacy statutes are slated to go into effect later this year in Colorado, Connecticut and Utah. In addition, there are a number of other legislative proposals worldwide, including in the United States at both the federal and state level, that could impose additional and potentially conflicting obligations in areas affecting our business. Newly-passed legislative and regulatory initiatives may adversely affect the ability of our clients to process, handle, store, use and transmit demographic and personal information from their employees, which could reduce demand for our solution.

In addition to government regulation, privacy advocates and industry groups may propose and adopt new and different self-regulatory standards. Because the interpretation and application of many privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our solution. Any failure to comply with government regulations that apply to our applications, including privacy and data protection laws, could subject us to liability. In addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our solution, which could have an adverse effect on our business, operating results or financial condition. Any inability to adequately address privacy concerns and claims, even if unfounded, or inability to comply with applicable privacy or data protection laws, regulations and policies, could result in additional cost and liability to us, damage to our reputation, reductions in our sales and other adverse effects on our business, operating results or financial condition.

Furthermore, privacy concerns may cause our clients' employees to resist providing the personal data necessary to allow our clients and their employees to use our applications and services effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our applications and services in certain industries.

Certain of our products and services use data-driven insights to help our clients manage their businesses more efficiently. We believe that providing insights from aggregated data, including those insights derived from advanced AI and machine learning, may become increasingly important to the value that our solutions and services deliver to our customers. The ability to provide data-driven insights using AI or machine learning may be constrained by current or future regulatory requirements, statutes or ethical considerations that could restrict or impose burdensome and costly requirements on our ability to leverage data in innovative ways.

The adoption of new, or adverse interpretations of existing, state and federal money transmitter or money services business statutes could subject us to additional regulation and related expenses and require changes to our business.

The adoption of new money transmitter or money services business statutes in jurisdictions, changes in regulators' interpretation of existing state and federal money transmitter or money services business statutes or regulations, or disagreements by regulatory authorities with our interpretation of such statutes or regulations, could subject us to registration or licensing or limit business activities until we are appropriately licensed. These occurrences could also require changes to the manner in which we conduct certain aspects of our business or invest client funds, which could adversely impact the amount of interest income we receive from investing client funds before such funds are remitted to the appropriate taxing authorities and accounts designated by our clients.

While we maintain that we are not a money services business or money transmitter, we have adopted an anti-money laundering ("AML") compliance program to mitigate the risk of our application being used for illegal or illicit activity and to help detect and prevent fraud. Our AML compliance program is designed to foster trust in our application and services.

We are registered as a "money services business" in one jurisdiction and intend to apply for licenses in others. Should other state or federal regulators make a determination that we have operated as an unlicensed money services business or money transmitter, we could be subject to civil and criminal fines, penalties, costs of registration, legal fees, reputational damage or other negative consequences, all of which may have an adverse effect on our business operating results or financial condition.

Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our clients, which could increase the costs of our solution and applications and could adversely affect our business, operating results or financial condition.

As a vendor of services, we are ordinarily held responsible by taxing authorities for collecting and paying any applicable sales or other similar taxes. Additionally, the application of federal, state and local tax laws to services provided electronically like ours is evolving. New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time (possibly with retroactive effect), and could be applied solely or disproportionately to services and applications provided over the internet. These enactments could adversely affect our sales activity, due to the inherent cost increase the taxes would represent, and ultimately could adversely affect our business, operating results or financial condition.

Each state has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state, we may voluntarily engage state tax authorities in order to determine how to comply with that state's rules and regulations. We cannot ensure that we will not be subject to sales and use taxes or related penalties for past sales in states where we currently believe no such taxes are required.

In addition, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us (possibly with retroactive effect), which could require us or our clients to pay additional tax amounts, as well as require us or our clients to pay fines or penalties and substantial interest for past amounts. If we are unsuccessful in collecting such taxes from our clients, we could be held liable for such costs, thereby adversely affecting our business, operating results or financial condition. Additionally, the imposition of such taxes on us would effectively increase the cost of our software and services we provide to clients and would likely have a negative impact on our ability to retain existing clients or to gain new clients in the jurisdictions in which such taxes are imposed.

Federal, state and local employment-related laws and regulations could increase our cost of doing business and subject us to fines and lawsuits.

Our operations are subject to a variety of federal, state and local employment-related laws and regulations, including, but not limited to, the U.S. Fair Labor Standards Act, which governs such matters as minimum wages, the Family Medical Leave Act, overtime pay, compensable time, recordkeeping and other working conditions, Title VII of the Civil Rights Act, the Employee Retirement Income Security Act, the Americans with Disabilities Act, the National Labor Relations Act, regulations of the Equal Employment Opportunity Commission, regulations of the Office of Civil Rights, regulations of the Department of Labor, regulations of state attorneys general, federal and state wage and hour laws, and a variety of similar laws enacted by the federal and state governments that govern these and other employment-related matters. As our employees are located in a number of states, compliance with these evolving federal, state and local laws and regulations could substantially increase our cost of doing business. In recent years, companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, overtime wage policies, discrimination and similar matters, some of which have resulted in the payment of meaningful damages by the defendants. Similar lawsuits may be threatened or instituted against us from time to time, and we may incur damages and expenses resulting from lawsuits of this type, which could have a material adverse effect on our business, financial condition or results of operations. We are currently subject to employee-related legal proceedings in the ordinary course of business. While we believe that we have adequate reserves for those losses that we believe are probable and can be reasonably estimated, the ultimate results of legal proceedings and claims cannot be predicted with certainty.

While none of our employees are currently represented by a union, our employees have the right under the National Labor Relations Act to form or affiliate with a union. If a significant portion of our employees were to become unionized, our labor costs could increase and our business could be negatively affected by other requirements and expectations that could increase our costs, change our employee culture, impact corporate flexibility and disrupt our business. Additionally, our responses to any union organizing efforts could negatively impact perception of our brand and have adverse effects on our business, including on our financial results. These responses could also expose us to legal risk, causing us to incur costs related to defending legal and regulatory actions, potential penalties and restrictions or reputational harm.

Industry and Financial Risks

Our financial results may fluctuate due to many factors, some of which may be beyond our control.

Our results of operations, including our revenues, costs of revenues, administrative expenses, operating income, cash flow and deferred revenue, may vary significantly in the future, and the results of any one period should not be relied upon as an indication of future performance. Fluctuations in our financial results may negatively impact the value of our common stock. Our financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Factors that may cause our financial results to fluctuate from period to period include, without limitation:

- our ability to attract new clients or sell additional applications to our existing clients;
- the number of new clients and their employees, as compared to the number of existing clients and their employees in a particular period;
- the mix of clients between small, mid-sized and large organizations;
- the extent to which we retain existing clients and the expansion or contraction of our relationships with them;
- the mix of applications sold during a period;
- changes in our pricing policies or those of our competitors;

- seasonal factors affecting payroll processing, demand for our applications or potential clients' purchasing decisions;

- the amount and timing of operating expenses, including those related to the maintenance and expansion of our business, operations and infrastructure;

- the timing and success of new applications introduced by us and the timing of expenses related to the development of new applications and technologies;

- the timing and success of current and new competitive products and services offered by our competitors;

- economic conditions affecting our clients, including their ability to outsource HCM solutions and hire employees;

- changes in laws, regulations or policies affecting our clients' legal obligations and, as a result, demand for certain applications;

- changes in the competitive dynamics of our industry, including consolidation among competitors or clients;

- our ability to manage our existing business and future growth, including expenses related to our data centers and the expansion of such data centers and the addition of new offices;

- the effects and expenses of acquisition of third-party technologies or businesses and any potential future charges for impairment of goodwill resulting from those acquisitions;

- business disruptions caused by widespread public health crises (such as the COVID-19 pandemic), natural disasters, such as tornadoes, hurricanes, fires, earthquakes and floods, acts of war, terrorism, or other catastrophic events;

- network outages or security breaches; and

- general economic, industry and market conditions.

Certain of our operating results and financial metrics may be difficult to predict as a result of seasonality.

We have historically experienced seasonality in our revenues. A significant portion of our recurring revenues relate to the annual processing of payroll tax filing forms such as Form W-2 and Form 1099 and the annual processing and filing of ACA-related forms. These forms are typically processed in the first quarter of the year and, as a result, positively impact first quarter recurring revenues. In addition, unscheduled payroll runs at the end of the year (such as bonuses) have a positive impact on our recurring revenues in the fourth quarter. Although we expect the magnitude of seasonal fluctuations in our revenues to decrease in the future to the extent clients utilize more of our non-payroll applications, seasonal fluctuations in certain of our operating results and financial metrics may make such results and metrics difficult to predict.

Our outstanding indebtedness is subject to certain operating and financial covenants that may restrict our business and financing activities and may adversely affect our cash flow and our ability to operate our business.

We have incurred indebtedness to be used for ongoing working capital and general corporate purposes. Pursuant to the terms of our outstanding indebtedness, we may not, subject to certain exceptions:

- create or permit the existence of additional liens on our assets;

- incur additional debt;

- change the nature of our business;

- make investments in and acquisitions of (or acquisitions of substantially all of the assets of) any person;

- permit certain fundamental changes, including a merger;

- dispose of assets;

- make any distributions during an event of default, or any other distributions in excess of $50 million in any fiscal year without demonstrating pro forma compliance with certain financial covenants;

- enter into transactions with affiliates other than in the ordinary course of business on an arm's-length basis;

- enter into certain transactions, including swap agreements and sale and leaseback transactions; or

- pay dividends or distributions of our capital stock

In addition, we are required to maintain as of the end of each fiscal quarter a consolidated interest ratio of earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest charges of not less than 3.0 to 1.0 and a consolidated leverage ratio of funded indebtedness to EBITDA of not greater than 3.75 to 1.0, stepping down to 3.0 to 1.0 at intervals thereafter. The operating and financial covenants in the loan agreements relating to our outstanding indebtedness, as well as any future financing agreements that we may enter into, may restrict our ability to finance our operations, engage in business activities or expand or fully pursue our business strategies. We may also be required to use a substantial portion of our cash flows to pay principal and interest on our debt, which would reduce the amount of money available for operations, working capital, expansion, or other general corporate purposes.

Our ability to meet our expenses and debt obligations and comply with the operating and financial covenants may be affected by financial, business, economic, regulatory and other factors beyond our control. We may be unable to control many of these factors and comply with these covenants. A breach of any of the covenants under our loan agreements could result in an event of default, which could cause all of our outstanding indebtedness to become immediately due and payable.

If our goodwill or other intangible assets become impaired, we may be required to record a significant charge to earnings.

We are required to test goodwill for impairment at least annually or earlier if events or changes in circumstances indicate the carrying value may not be recoverable. As of December 31, 2022, we had recorded a total of $51.9 million of goodwill and $54.0 million of other intangible assets, net. An adverse change in domestic or global market conditions, particularly if such change has the effect of changing one of our critical assumptions or estimates made in connection with the impairment testing of goodwill or intangible assets, could result in a change to the estimation of fair value that could result in an impairment charge to our goodwill or other intangible assets. Any such material charges may have a negative impact on our operating results or financial condition.

We may pay employees and taxing authorities amounts due for a payroll period before a client's electronic funds transfers are finally settled to our account. If client payments are rejected by banking institutions or otherwise fail to clear into our accounts, we may require additional sources of short-term liquidity and our operating results could be adversely affected.

Our payroll processing application moves significant funds from the account of a client to employees and relevant taxing authorities. For larger funding amounts, we require clients to transfer the funds to us via fed wire. For smaller funding amounts, we debit a client's account prior to any disbursement on its behalf, and due to ACH banking regulations, funds previously credited could be reversed under certain circumstances and time frames after our payment of amounts due to employees and taxing and other regulatory authorities. There is therefore a

risk that the employer's funds will be insufficient to cover the amounts we have already paid on its behalf. While such shortage and accompanying financial exposure has only occurred in very limited circumstances in the past, should clients default on their payment obligations in the future, we might be required to advance substantial funds to cover such obligations. In such an event, we may be required to seek additional sources of short-term liquidity, which may not be available on reasonable terms, if at all, and our operating results and our liquidity could be adversely affected and our banking relationships could be harmed.

If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we are required to maintain internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Management must evaluate and furnish a report on the effectiveness of our internal control over financial reporting as of the end of each fiscal year, and our auditors must attest to the effectiveness of our internal control over financial reporting.

If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. If we identify material weaknesses in our internal control over financial reporting or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and/or we could become subject to investigations by the New York Stock Exchange (the "NYSE"), the SEC, or other regulatory authorities and the market price of our common stock could be negatively affected.

Our actual operating results may differ significantly from our guidance.

We have released, and may continue to release, guidance in our earnings conference calls, earnings releases, or otherwise, regarding our future performance, which represents our estimates as of the date of release. This guidance, which includes forward-looking statements, has been and will be based on projections prepared by our management. These projections are not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our registered public accountants nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person expresses any opinion or any other form of assurance with respect to the projections.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control. Projections are also based upon specific assumptions with respect to future business decisions, some of which will change. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any third parties.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results may vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon our guidance in making an investment decision regarding our common stock.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this "Risk Factors" section in this Form 10-K could result in the actual operating results being different from our guidance, and the differences may be adverse and material.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board ("FASB"), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

Risks Related to Ownership of Our Securities

The issuance of additional stock in connection with acquisitions, our stock incentive plans, warrants or otherwise will dilute all other stockholders.

Our certificate of incorporation authorizes us to issue up to one hundred million shares of common stock and up to ten million shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue all of these shares that are not already outstanding without any action or approval by our stockholders. We intend to continue to evaluate strategic acquisitions in the future. We may pay for such acquisitions, in part or in full, through the issuance of additional equity securities.

Any issuance of shares in connection with an acquisition, the exercise of stock options or warrants, the award of shares of restricted stock or otherwise would dilute the percentage ownership held by our existing stockholders.

Anti-takeover provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

Our certificate of incorporation, bylaws and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could affect the price that some investors are willing to pay for our common stock.

Our certificate of incorporation contains an exclusive forum provision that may discourage lawsuits against us and our directors and officers.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if no Court of Chancery located within the State of Delaware has jurisdiction, the Federal District Court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of Delaware law or our certificate of incorporation or our bylaws (as either may be amended from time to time) or any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine. This exclusive forum provision applies to state and federal law claims, although our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. In addition, this exclusive forum selection provision will not apply to claims under the Exchange Act. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state

courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce our forum selection provision as written in connection with claims arising under the Securities Act. This forum selection provision may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us. It is also possible that, notwithstanding the forum selection clause included in our certificate of incorporation, a court could rule that such a provision is inapplicable or unenforceable.

General Risks

Adverse economic and market conditions could affect our business, operating results or financial condition.

Our business depends on the overall demand for HCM applications and on the economic health of our current and prospective clients. If economic conditions in the United States or in global markets deteriorate, clients may cease their operations, eliminate or reduce unscheduled payroll runs (such as bonuses), reduce headcount, delay or reduce their spending on HCM and other outsourcing services or attempt to renegotiate their contracts with us. In addition, global and regional macroeconomic developments, such as increased unemployment, decreased income, uncertainty related to future economic activity, reduced access to credit, increased interest rates, inflation, volatility in capital markets, and decreased liquidity, among other possible factors, could negatively affect our ability to conduct business. Furthermore, the impact of such macroeconomic developments may be exacerbated by the COVID-19 pandemic or geopolitical events such as the ongoing military conflict in Ukraine. An economic decline could result in reductions in sales of our applications, decreased revenue from unscheduled payroll runs and fees charged on a per-employee basis, longer sales cycles, slower adoption of new technologies and increased price competition, any of which could adversely affect our business, operating results or financial condition. In addition, HCM spending levels may not increase following any recovery.

In recent years, there have been several instances when there has been uncertainty regarding the ability of Congress and the President collectively to reach agreement on federal budgetary and spending matters. A period of failure to reach agreement on these matters, particularly if accompanied by an actual or threatened government shutdown, may have an adverse impact on the U.S. economy. Additionally, because certain of our clients rely on government resources to fund their operations, a prolonged government shutdown may affect such clients' ability to make timely payments to us, which could adversely affect our operations results or financial condition.

Further, as part of our payroll and tax filing application, we collect and then remit client funds to taxing authorities and accounts designated by our clients. During the interval between receipt and disbursement, we may invest such funds in money market funds, demand deposit accounts, certificates of deposit, U.S. treasury securities and commercial paper. These investments are subject to general market, interest rate, credit and liquidity risks, and such risks may be exacerbated during periods of unusual financial market volatility. Any loss of or inability to access such funds could have an adverse impact on our cash position and results of operations and could require us to obtain additional sources of liquidity, which may not be available on terms that are acceptable to us, if at all.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters is an approximately 500,000-square-foot campus located on over 150 acres of Company-owned property in Oklahoma City, Oklahoma. In 2022, we commenced construction of a new 315,000-square-foot building at our Oklahoma City headquarters. We also have an operations facility on approximately 14 acres of Company-owned property in Grapevine, Texas. In addition to housing two fully redundant data centers at our corporate headquarters in Oklahoma City, we operate another fully redundant data center at our Grapevine facility.

As of December 31, 2022, we lease offices in 28 states. We believe that these facilities are suitable for our current operations and, upon the expiration of the terms of the leases, we believe we could renew these leases or find suitable space elsewhere on acceptable terms.

Item 3. Legal Proceedings

From time to time, we are involved in various disputes, claims, suits, investigations and legal proceedings arising in the ordinary course of business. We believe that the resolution of current pending legal matters will not have a material adverse effect on our business, financial condition, results of operations or cash flows. Nonetheless, we cannot predict the outcome of these proceedings, as legal matters are subject to inherent uncertainties, and there exists the possibility that the ultimate resolution of these matters could have a material adverse effect on our business, financial condition, results of operations or cash flows. For additional information, see "Note 13. Commitments and Contingencies" in this Form 10-K.

Item 4. Mine Safety Disclosures

None.

Item 5. Market for Registrants Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the NYSE under the symbol "PAYC." As of February 7, 2023, there were approximately 2,798 holders of record of our common stock. This number is based on the actual number of holders registered at such date and does not include holders whose shares are held in "street name" by brokers and other nominees.

Dividends

We have not paid any cash dividends on our common stock as of the filing of this Form 10-K. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications of the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Performance Graph

Notwithstanding any statement to the contrary in any of our filings with the SEC, the following performance graph shall not be deemed "filed" with the SEC for purposes of Section 18 of the Exchange Act or "soliciting material" under the Exchange Act and shall not be incorporated by reference into any such filings irrespective of any general incorporation language contained in such filing.

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total return of the S&P 500 Index, the S&P 500 Software & Services Index, and the S&P 1500 Application Software Index during the five-year period commencing on December 31, 2017 and ending on December 31, 2022. The graph assumes that $100 was invested in our common stock and in each of the comparative indices at the beginning of the period, and assumes the reinvestment of any dividends. Historical stock price performance should not be relied upon as an indication of future stock price performance.



We have selected the S&P 500 Software & Services Index as our published industry or line-of-business index, replacing the S&P 1500 Application Software Index used in prior years, as we believe the S&P 500 Software & Services Index represents a more appropriate peer group. The cumulative total return of the S&P 1500 Application Software Index is presented in the graph above as required by Item 201(e)(4) of Regulation S-K.

Purchases of Equity Securities

The number of shares of common stock repurchased by us during the three months ended December 31, 2022 is set forth below:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [1]
October 1 - 31, 2022[2]	25	$329.14	25	$1,099,777,000
November 1 - 30, 2022[2]	442	$329.75	442	$1,099,632,000
December 1 - 31, 2022[2]	—	$ —	—	$1,099,632,000
Total	467		467	

(1) Pursuant to a stock repurchase plan announced on November 20, 2018, we were authorized to purchase (in the aggregate) up to $150.0 million of our common stock in open market purchases, privately negotiated transactions or by other means. On May 13, 2021, we announced that our Board of Directors increased the availability under the existing stock repurchase plan to $300.0 million and extended the expiration date to May 13, 2023. On June 7, 2022, we announced that our Board of Directors increased the availability under the existing stock repurchase plan to $550.0 million and extended the expiration date to June 7, 2024. On August 15, 2022, we announced that our Board of Directors increased the availability under the existing stock repurchase plan to $1.1 billion and extended the expiration date to August 15, 2024.

(2) Consists of shares withheld to satisfy tax withholding obligations for certain employees upon the vesting of restricted stock.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to provide a reader of our financial statements with management's perspective on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited and unaudited consolidated financial statements (prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and related notes included elsewhere in this Annual Report on Form 10-K (this "Form 10-K"). The following discussion contains forward-looking statements that are subject to risks and uncertainties. See "Cautionary Statements" for a discussion of the uncertainties, risks, and assumptions associated with those statements. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Form 10-K, particularly in the section entitled "Risk Factors." Unless we state otherwise or the context otherwise requires, the terms "we," "us," "our" and the "Company" refer to Paycom Software, Inc. and its consolidated subsidiaries. All amounts presented in tables, other than per share amounts, are in thousands unless otherwise noted.

Overview

We are a leading provider of a comprehensive, cloud-based human capital management ("HCM") solution delivered as Software-as-a-Service. We provide functionality and data analytics that businesses need to manage the complete employment lifecycle, from recruitment to retirement. Our solution requires virtually no customization and is based on a core system of record maintained in a single database for all HCM functions, including talent acquisition, time and labor management, payroll, talent management and human resources management applications. Our user-friendly software allows for easy adoption of our solution by employees, enabling self-management of their HCM activities in the cloud, which reduces the administrative burden on employers and increases employee productivity.

We generate revenues from (i) fixed amounts charged per billing period plus a fee per employee or transaction processed and (ii) fixed amounts charged per billing period. We do not require clients to enter into long-term contractual commitments with us. Our billing period varies by client based on when each client pays its employees, which may be weekly, bi-weekly, semi-monthly or monthly. We serve a diverse client base in terms of size and industry. None of our clients constituted more than one-half of one percent of our revenues for the year ended December 31, 2022. Our revenues are primarily generated through our sales force that solicits new clients and our client relations representatives, ("CRRs") who sell new applications to existing clients.

Our continued growth depends on attracting new clients through further penetration of our existing markets and geographic expansion into new markets, targeting a high degree of client employee usage across our solution, and introducing new applications to our existing client base. We believe our ability to continue to develop new applications and to improve existing applications will enable us to increase revenues in the future, and the number of our new applications adopted by our clients has been a significant factor in our revenue growth. In January 2022, we added new sales teams in Las Vegas, Jacksonville, New England and South Jersey, bringing our total to 55 sales teams (including one team consisting of CRRs and inside sales representatives) located in 28 states. We plan to open additional sales offices in the future to further expand our market presence.

Our principal marketing efforts include national and local advertising campaigns, email campaigns, social and digital media campaigns, search engine marketing methods, tradeshows, print advertising and outbound marketing including personalized direct mail campaigns. In addition, we generate leads and build recognition of our brand and thought leadership with relevant and informative content, such as white papers, blogs, podcast episodes and webinars.

Throughout our history, we have built strong relationships with our clients. As the HCM needs of our clients evolve, we believe that we are well-positioned to expand the HCM spending of our clients and we believe this

opportunity is significant. To be successful, we must continue to demonstrate the operational and economic benefits of our solution, as well as effectively hire, train, motivate and retain qualified personnel.

Growth Outlook, Opportunities and Challenges

As a result of our significant revenue growth and geographic expansion, we are presented with a variety of opportunities and challenges. Our payroll application is the foundation of our solution and all of our clients are required to utilize this application in order to access our other applications. Consequently, we have historically generated the majority of our revenues from our payroll applications, although our revenue mix has evolved and will continue to evolve as we develop and add new non-payroll applications to our solution. We believe our strategy of focusing on increased employee usage is key to long-term client satisfaction and client retention. Client adoption of new applications and client employee usage of both new and existing applications have been significant factors in our revenue growth, and we expect the continuation of this trajectory will depend, in part, on the introduction of applications to our existing client base that encourage and promote more employee usage. For example, in 2021, we launched our industry-first Beti technology, which further automates and streamlines the payroll process by empowering employees to do their own payroll. Moreover, in order to increase revenues and continue to improve our operating results, we must also attract new clients. We intend to obtain new clients by (i) continuing to leverage our sales force productivity within markets where we currently have existing sales offices, (ii) expanding our presence in metropolitan areas where we currently have an existing sales office through adding sales teams or offices, thereby increasing the number of sales professionals within such markets, and (iii) opening sales offices in new metropolitan areas.

Our target client size range is 50 to 10,000 employees. While we continue to serve a diversified client base ranging in size from one employee to many thousands of employees, the average size of our clients has grown significantly as we have organically grown our operations, increased the number of applications we offer and gained traction with larger companies. We believe larger employers represent a substantial opportunity to increase our revenues per client, with limited incremental cost to us. Because we charge our clients on a per employee basis for certain services we provide, any increase or decrease in the number of employees of our clients will have a positive or negative impact, respectively, on our results of operations. Generally, we expect that changes in certain factors affecting our performance will correlate with improvement or deterioration in the labor market.

Based on our total revenues, we have grown at a 25% compound annual growth rate from January 1, 2019 through December 31, 2022. Growing our business has resulted in, and will continue to result in, substantial investments in sales professionals, operating expenses, system development and programming costs and general and administrative expenses, which have increased and will continue to increase our expenses. Specifically, our revenue growth and geographic expansion drive increases in our employee headcount, which in turn precipitates increases in (i) salaries and benefits, (ii) stock-based compensation expense and (iii) facility costs related to the expansion of our corporate headquarters and operations facilities and additional sales office leases.

We believe the challenges of managing the ever-changing complexity of payroll and human resources will continue to drive companies to turn to outsourced providers for help with their HCM needs. The HCM industry historically has been driven, in part, by legislation and regulatory action, including COBRA, changes to the minimum wage laws or overtime rules, and legislation from federal, state or municipal taxation authorities. The implementation of the Affordable Care Act (the "ACA") is an example of legislation that has created demand in the HCM industry. We generate ACA-related revenues (i) on an annual basis in connection with processing and filing Forms 1094 and 1095 on behalf of clients and (ii) from clients who have purchased our Enhanced ACA application as part of the fixed, bundled price charged per billing period. While we generally do not track our revenues on an application-by-application basis (because applications are often sold in various groupings and configurations for a single price), we estimate that, if the ACA is not modified or repealed, revenues from our Enhanced ACA application and ACA forms filings business will represent approximately 2% of total projected revenues for the year ending December 31, 2023.

For each of the years ended December 31, 2022, 2021 and 2020, our gross margin was approximately 85%. Although our gross margin may fluctuate from quarter to quarter due to seasonality and hiring trends, we expect that our gross margin will remain relatively consistent in future periods.

Key Metrics

In addition to the U.S. GAAP and non-GAAP metrics discussed elsewhere in this Form 10-K, we also monitor the following metrics to evaluate our business, measure our performance and identify trends affecting our business:

	Year Ended December 31,		
	2022	**2021**	**2020**
Key performance indicators:			
Clients	36,561	33,875	30,994
Clients (based on parent company grouping)	19,081	17,703	16,063
Sales teams	55	51	50
Annual revenue retention rate	93%	94%	93%

- *Clients.* When we calculate the number of clients at period end, we treat client accounts with separate taxpayer identification numbers (or, in certain circumstances, separate client codes) as separate clients, which often separates client accounts that are affiliated with the same parent organization. We track the number of our clients to provide an accurate gauge of the size of our business. Unless we state otherwise or the context otherwise requires, references to clients throughout this Form 10-K refer to this metric.

- *Clients (based on parent company grouping).* When we calculate the number of clients based on parent company grouping at period end, we combine client accounts that have identified the same person(s) as their decision-maker regardless of whether the client accounts have separate taxpayer identification numbers (or, in certain circumstances, separate client codes), which often combines client accounts that are affiliated with the same parent organization. We track the number of our clients based on parent company grouping to provide an alternate measure of the size of our business and clients.

- *Sales Teams*. We monitor our sales professionals by the number of sales teams at period end. CRRs and inside sales representatives are counted as one sales team. Each outside sales team consists of a sales manager and approximately six to eight sales professionals. Certain larger metropolitan areas can support more than one sales team. We believe the number of sales teams is an indicator of potential revenues for future periods.

- *Annual Revenue Retention Rate*. Our annual revenue retention rate tracks the percentage of revenues that we retain from our existing clients. We monitor this metric because it is an indicator of client satisfaction and revenues for future periods.

Components of Results of Operations

Sources of Revenues

Revenues are comprised of recurring revenues, and implementation and other revenues. We expect our revenues to increase as we introduce new applications, expand our client base and renew and expand relationships with existing clients. As a percentage of total revenues, we expect our mix of recurring revenues, and implementation and other revenues to remain relatively constant.

Recurring Revenues

Recurring revenues include fees for our talent acquisition, time and labor management, payroll, talent management and HR management applications as well as fees charged for form filings and delivery of client

payroll checks and reports. These revenues are derived from (i) fixed amounts charged per billing period plus a fee per employee or transaction processed or (ii) fixed amounts charged per billing period. We do not require clients to enter into long-term contractual commitments with us. Our billing period varies by client based on when each client pays its employees, which may be weekly, bi-weekly, semi-monthly or monthly. Because recurring revenues are based, in part, on fees for use of our applications and the delivery of checks and reports that are levied on a per-employee basis, our recurring revenues increase as our clients hire more employees. Recurring revenues are recognized in the period services are rendered.

Recurring revenues include revenues relating to the annual processing of payroll tax filing forms, such as Form W-2 and Form 1099, and revenues from processing unscheduled payroll runs (such as bonuses) for our clients. These payroll forms are typically processed in the first quarter of the year and many of our clients are subject to ACA form filing requirements in the first quarter, which positively impacts first quarter revenues and margins. We anticipate our revenues will continue to exhibit this seasonal pattern related to ACA form filings for so long as the ACA (or replacement legislation) includes employer reporting requirements. In addition, our recurring revenues during the fourth quarter are positively impacted by unscheduled payroll runs for our clients that occur before the end of the year. Nonetheless, we expect the magnitude of these seasonal fluctuations in our revenues to decrease to the extent clients utilize more of our non-payroll applications.

Recurring revenues also include interest earned on funds held for clients. We collect funds from clients in advance of either the applicable due date for payroll tax submissions or the applicable disbursement date for employee payment services. These collections from clients are typically disbursed from one to 30 days after receipt, with some funds being held for up to 120 days. We typically invest funds held for clients in money market funds, demand deposit accounts, commercial paper and certificates of deposit until they are paid to the applicable tax or regulatory agencies or to client employees. We expect interest earned on funds held for clients will increase as we introduce new applications, expand our client base and renew and expand relationships with existing clients. The amount of interest we earn from the investment of client funds is also impacted by changes in interest rates.

Implementation and Other Revenues

Implementation and other revenues are comprised of implementation fees for the deployment of our solution and other revenues from sales of time clocks as part of our time and attendance services. Non-refundable implementation fees are charged to new clients at inception and upon the addition of certain incremental applications for existing clients. These fees generally range from 10% to 30% of the annualized value of the transaction. Implementation revenues are recognized as deferred revenue and amortized into income over the life of the client, which is estimated to be ten years, and other revenues are recognized upon shipment of time clocks. Implementation and other revenues comprised approximately 1.7% and 1.8% of our total revenues for the years ended December 31, 2022 and 2021, respectively.

Cost of Revenues

Cost of revenues consists of expenses related to hosting and supporting our applications, hardware costs, systems support and technology and depreciation and amortization. These costs include employee-related expenses (including non-cash stock-based compensation expenses) and other expenses related to client support, bank charges for processing ACH transactions, certain implementation expenses, delivery charges and paper costs. They also include our cost for time clocks sold and ongoing technology and support costs related to our systems. The amount of depreciation and amortization of property and equipment allocated to cost of revenues is determined based upon an estimate of assets used to support our operations.

Administrative Expenses

Administrative expenses consist of sales and marketing, research and development, general and administrative and depreciation and amortization. Sales and marketing expenses consist primarily of employee-

related expenses for our direct sales and marketing staff (such as the amortization of commissions and bonuses and non-cash stock-based compensation expenses), marketing expenses and other related costs. Based on positive results from our advertising campaigns, we plan to continue to invest in our marketing program and may adjust spending levels in future periods as we see opportunities for favorable returns on our investments. Research and development expenses consist primarily of employee-related expenses (including non-cash stock-based compensation expenses) for our development staff, net of capitalized software costs for internally developed software. We expect to grow our research and development efforts as we continue to broaden our payroll and HR solution offerings and extend our technological solutions by investing in the development of new applications and enhancements for existing applications. General and administrative expenses consist of employee-related expenses for finance and accounting, legal, human resources and management information systems personnel (including non-cash stock-based compensation expenses), legal costs, professional fees and other corporate expenses. Depreciation and amortization expenses consist of (i) the amount of depreciation and amortization of property and equipment allocated to administrative expenses (based upon an estimate of assets used to support our selling, general and administrative functions) and (ii) amortization of intangible assets.

Interest Expense

Interest expense includes interest on our debt and settlements related to an interest rate swap prior to the termination of the interest rate swap agreement on August 24, 2022. We capitalize interest incurred for indebtedness related to construction in progress.

Other Income (Expense), net

Other income (expense), net includes interest earned on our own funds, any gain or loss on the sale or disposal of fixed assets, costs associated with the early repayment of debt, and the realized gain which resulted from the settlement of our interest rate swap agreement.

Provision for Income Taxes

Our consolidated financial statements include a provision for income taxes incurred for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for any operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We recognize a valuation allowance to reduce deferred tax assets to the net amount we believe is more likely than not to be realized.

Results of Operations

The following table sets forth selected consolidated statements of income data and such data as a percentage of total revenues for each of the periods indicated, as well as year-over-year changes with respect to each line item. Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 17, 2022, for a discussion of results for the year ended December 31, 2020, including a discussion of the changes in our results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020.

| | Year Ended December 31, | | | | % Change |
	2022		2021		
Revenues					
Recurring	$1,351,856	98.3%	$1,036,691	98.2%	30.4%
Implementation and other	23,362	1.7%	18,833	1.8%	24.0%
Total revenues	1,375,218	100.0%	1,055,524	100.0%	30.3%
Cost of revenues					
Operating expenses	169,806	12.4%	130,475	12.3%	30.1%
Depreciation and amortization	42,935	3.1%	31,411	3.0%	36.7%
Total cost of revenues	212,741	15.5%	161,886	15.3%	31.4%
Administrative expenses					
Sales and marketing	346,561	25.2%	275,994	26.1%	25.6%
Research and development	148,343	10.8%	118,426	11.2%	25.3%
General and administrative	239,130	17.4%	209,840	19.9%	14.0%
Depreciation and amortization	49,764	3.6%	35,811	3.4%	39.0%
Total administrative expenses	783,798	57.0%	640,071	60.6%	22.5%
Total operating expenses	996,539	72.5%	801,957	75.9%	24.3%
Operating income	378,679	27.5%	253,567	24.1%	49.3%
Interest expense	(2,536)	-0.2%	—	0.0%	-100.0%
Other income (expense), net	13,435	1.0%	2,395	0.2%	461.1%
Income before income taxes	389,578	28.3%	255,962	24.3%	52.2%
Provision for income taxes	108,189	7.8%	60,002	5.7%	80.3%
Net income	$ 281,389	20.5%	$ 195,960	18.6%	43.6%

Revenues

The increase in total revenues for the year ended December 31, 2022 from the year ended December 31, 2021 was primarily the result of the addition of new clients and productivity and efficiency gains in mature sales offices, which are offices that have been open for at least 24 months, and the sale of additional applications to our existing clients. In addition, our tax forms filing business in the first quarter of 2022 contributed to the increase in total revenues for the year ended December 31, 2022 as compared to the year ended December 31, 2021. Because we charge our clients on a per-employee basis for certain services we provide, the drivers of revenue for the year ended December 31, 2022 described above were impacted by the headcount fluctuations within our client base. Additionally, rising interest rates and a higher average funds held for clients balance during year ended December 31, 2022 as compared to the year ended December 31, 2021, resulted in increased interest earned on funds held for clients, which had a positive impact on recurring revenue.

The increase in implementation and other revenues for the year ended December 31, 2022 from the year ended December 31, 2021 was primarily the result of the increased non-refundable upfront conversion fees collected from the addition of new clients. These fees are deferred and recognized ratably over the ten-year estimated life of our clients.

Expenses

Cost of Revenues

During the year ended December 31, 2022, operating expenses increased from the prior year by $39.3 million primarily due to a $33.2 million increase in employee-related expenses attributable to growth in the number of operating personnel, a $3.6 million increase in shipping and supplies fees, and a $2.2 million increase in automated clearing house fees in connection with the increase in revenues. Depreciation and amortization expense increased $11.5 million, or 37%, primarily due to the development of additional technology and purchases of other related fixed assets.

Administrative Expenses

  Sales and marketing

During the year ended December 31, 2022, sales and marketing expenses increased from the prior year by $70.6 million due to a $54.8 million increase in employee-related expenses, including commissions and bonuses, and a $15.8 million increase in marketing and advertising expense attributable to increased spending across many components of our marketing program. Based on positive results from our advertising campaigns, we plan to continue to make significant investments in our marketing program and may adjust spending levels in future periods as we see opportunities for returns on our investments.

  Research and development

During the year ended December 31, 2022, research and development expenses increased $29.9 million from the prior year primarily due to an increase in employee-related expenses.

As we continue the ongoing development of our platform and product offerings, we generally expect research and development expenses (exclusive of stock-based compensation) to continue to increase, particularly as we hire more personnel to support our growth. While we expect this trend to continue on an absolute dollar basis and as a percentage of total revenues, we also anticipate the rate of increase to decline over time as we leverage our growth and realize additional economies of scale. As is customary for our business, we also expect fluctuations in research and development expense as a percentage of revenue on a quarter-to-quarter basis due to seasonal revenue trends, the introduction of new products, the amount and timing of research and development costs that may be capitalized and the timing of onboarding new hires and restricted stock vesting events.

Expenditures for software developed or obtained for internal use are capitalized and amortized over a three-year period on a straight-line basis. The nature of the development projects underway during a particular period directly impacts the timing and extent of these capitalized expenditures and can affect the amount of research and development expenses in such period. The table below sets forth the amounts of capitalized and expensed research and development costs for the years ended December 31, 2022 and 2021:

	Year Ended December 31,		
	2022	**2021**	**% Change**
Capitalized portion of research and development	$ 66,407	$ 52,876	26%
Expensed portion of research and development	148,343	118,426	25%
Total research and development costs	$214,750	$171,302	25%

General and administrative

During the year ended December 31, 2022, general and administrative expenses increased by $29.3 million from the prior year due to a $40.4 million increase in employee-related expenses, which was partially offset by a $11.1 million decrease in non-cash stock-based compensation expense.

Non-Cash Stock-Based Compensation Expense

The following table presents the non-cash stock-based compensation expense that is included within the specified line items in our consolidated statements of comprehensive income:

	Year Ended December 31,		% Change
	2022	2021	
Non-cash stock-based compensation expense			
Operating expenses	$ 4,671	$ 4,570	2%
Sales and marketing	18,659	13,801	35%
Research and development	11,063	7,527	47%
General and administrative	60,505	71,608	-16%
Total non-cash stock-based compensation expense	$94,898	$97,506	-3%

Depreciation and Amortization

During the year ended December 31, 2022, depreciation and amortization expense increased from the prior year primarily due to the development of additional technology and purchases of other related fixed assets.

Interest Expense

The increase in interest expense for the year ended December 31, 2022 was due to the timing and progress of construction of the expansion of our corporate headquarters and our expanded operations facility, which resulted in a lower capitalization rate of interest in 2022.

Other Income (Expense), net

The change in other income (expense), net for the year ended December 31, 2022 was primarily due to the realized gain which resulted from the settlement of our interest rate swap agreement, the settlement of an insurance matter and increased interest income.

Provision for Income Taxes

The provision for income taxes is based on a current estimate of the annual effective income tax rate adjusted to reflect the impact of discrete items. Our effective income tax rate was 28% and 23% for the years ended December 31, 2022 and 2021, respectively.

Liquidity and Capital Resources

Our principal sources of capital and liquidity are our operating cash flow and cash and cash equivalents. Our cash and cash equivalents consist primarily of demand deposit accounts, money market funds and certificates of deposit. Additionally, we maintain a $650.0 million senior secured revolving credit facility (the "July 2022 Revolving Credit Facility"), and a $750.0 million senior secured delayed draw term loan facility (the "July 2022 Term Loan Facility"), which can be accessed as needed to supplement our operating cash flow and cash balances. As of December 31, 2022, we have $29.0 million of outstanding borrowings under the July 2022 Revolving Credit Facility and no outstanding borrowings under the July 2022 Term Loan Facility.

We have historically funded our operations from cash flows generated from operations, cash from the sale of equity securities and debt financing. Although we have funded most of the costs for construction projects at our corporate headquarters and other facilities from available cash, we have incurred indebtedness for a portion of these costs. We are funding the current building expansion at our Oklahoma City headquarters from available cash. Further, all purchases under our stock repurchase plans were paid for from available cash. We believe our existing cash and cash equivalents, cash generated from operations and available sources of liquidity will be sufficient to maintain operations, make necessary capital expenditures and opportunistically repurchase shares for at least the next 12 months. In addition, based on our strong profitability and continued growth, we expect to meet our longer-term liquidity needs with cash flows from operations and, as needed, financing arrangements.

Interest Rate Swap Agreement. In December 2017, we entered into a floating-to-fixed interest rate swap agreement (the "Interest Rate Swap Agreement") to limit our exposure to interest rate risk related to the term loans used to finance construction projects at our corporate headquarters (the "2017 Term Loans"). The Interest Rate Swap Agreement, which had a maturity date of September 7, 2025, provided that we received quarterly variable interest payments based on the LIBOR rate and paid interest at a fixed rate. We have elected not to designate this interest rate swap as a hedge and, as such, changes in the fair value of the derivative instrument are recognized in our consolidated statements of comprehensive income. On August 24, 2022, we terminated the Interest Rate Swap Agreement by settling the contract. The settlement of the interest rate swap contract resulted in a cash receipt of $0.5 million. The realized gain from the settlement of the interest rate swap is included in other income (expense), net in the consolidated statements of comprehensive income.

May 2022 Revolving Credit Agreement. On May 4, 2022, we entered into a credit agreement (the "May 2022 Revolving Credit Agreement") with Bank of America, N.A., as a lender, swingline lender and letters of credit issuer, the lenders from time to time party thereto, and Bank of America, N.A., as the administrative agent, which provided for a senior secured revolving credit facility in the initial aggregate principal amount of up to $250.0 million and the ability to request an incremental facility of up to an additional $100.0 million, subject to obtaining additional lender commitments and certain approvals and satisfying certain other conditions (the "May 2022 Facility"). The May 2022 Facility included a $25.0 million sublimit for swingline loans and a $2.5 million sublimit for letters of credit. On May 4, 2022, we borrowed $29.0 million under the May 2022 Facility to repay the 2017 Term Loans, along with accrued interest, expenses and fees. On June 7, 2022, the aggregate commitments under the May 2022 Revolving Credit Agreement were increased from $250.0 million to $350.0 million. The May 2022 Facility was scheduled to mature on May 4, 2027.

As discussed below, on July 29, 2022, we entered into the July 2022 Credit Agreement (as defined below) and borrowed $29.0 million to repay the outstanding indebtedness under the May 2022 Facility along with accrued interest, expenses and fees. In connection with the repayment, the May 2022 Revolving Credit Agreement was terminated on July 29, 2022.

July 2022 Credit Agreement. On July 29, 2022 (the "July 2022 Facility Closing Date"), we entered into a new credit agreement (the "July 2022 Credit Agreement") with JPMorgan Chase Bank, N.A., as a lender, swingline lender and issuing bank, the lenders from time to time party thereto (collectively with JPMorgan Chase Bank, N.A., the "July 2022 Lenders"), and JPMorgan Chase Bank, N.A., as the administrative agent.

The July 2022 Credit Agreement provides for the July 2022 Revolving Credit Facility in the aggregate principal amount of up to $650.0 million, and the ability to request an incremental facility of up to an additional $500.0 million, subject to obtaining additional lender commitments and certain approvals and satisfying certain other conditions. The July 2022 Credit Agreement includes a $25.0 million sublimit for swingline loans and a $6.5 million sublimit for letters of credit. The July 2022 Credit Agreement also provides for the July 2022 Term Loan Facility in the aggregate amount of up to $750.0 million. All loans under the July 2022 Credit Agreement will mature on July 29, 2027 (the "Scheduled Maturity Date").

The borrowings under the July 2022 Credit Agreement will bear interest at a rate per annum equal to (i) the Alternate Base Rate ("ABR") plus an applicable margin ("ABR Loans") or (ii) (x) the term Secured Overnight

Financing Rate ("SOFR") plus 0.10% (the "Adjusted Term SOFR Rate") or (y) the daily SOFR plus 0.10%, in each case plus an applicable margin ("SOFR Rate Loans"). ABR is calculated as the highest of (i) the rate of interest last quoted by The Wall Street Journal in the United States as the prime rate in effect, (ii) the federal funds rate plus 0.5% and (iii) the Adjusted Term SOFR Rate for a one-month interest period plus 1.00%; provided that, if the ABR as determined pursuant to the foregoing would be less than 1.00%, such rate shall be deemed to be 1.00%. The applicable margin for ABR Loans is (i) 0.25% if the Company's consolidated leverage ratio is less than 1.0 to 1.0; (ii) 0.50% if the Company's consolidated leverage ratio is greater than or equal to 1.0 to 1.0 but less than 2.0 to 1.0; (iii) 0.75% if the Company's consolidated leverage ratio is greater than or equal to 2.0 to 1.0 but less than 3.0 to 1.0; or (iv) 1.00% if the Company's consolidated leverage ratio is greater than or equal to 3.0 to 1.0. The applicable margin for SOFR Rate Loans is (i) 1.25% if the Company's consolidated leverage ratio is less than 1.0 to 1.0; (ii) 1.5% if the Company's consolidated leverage ratio is greater than or equal to 1.0 to 1.0 but less than 2.0 to 1.0; (iii) 1.75% if the Company's consolidated leverage ratio is greater than or equal to 2.0 to 1.0 but less than 3.0 to 1.0; or (iv) 2.00% if the Company's consolidated leverage ratio is greater than or equal to 3.0 to 1.0. We are required to pay a quarterly commitment fee on the daily amount of the undrawn portion of the revolving commitments under the July 2022 Revolving Credit Facility and a quarterly ticking fee on the daily amount of the undrawn portion of the July 2022 Term Loan Facility, in each case at a rate per annum of (i) 0.20% if the Company's consolidated leverage ratio is less than 1.0 to 1.0; (ii) 0.225% if the Company's consolidated leverage ratio is greater than or equal to 1.0 to 1.0 but less than 2.0 to 1.0; (iii) 0.25% if the Company's consolidated leverage ratio is greater than or equal to 2.0 to 1.0 but less than 3.0 to 1.0; or (iv) 0.275% if the Company's consolidated leverage ratio is greater than or equal to 3.0 to 1.0. We are also required to pay customary letter of credit fees upon drawing any letter of credit.

Under the July 2022 Credit Agreement, we are required to maintain as of the end of each fiscal quarter a consolidated interest ratio of not less than 3.0 to 1.0 and a consolidated leverage ratio of not greater than 3.75 to 1.0, stepping down to 3.0 to 1.0 at intervals thereafter.

We may make up to ten draws under the July 2022 Term Loan Facility at any time during the period from and after the July 2022 Facility Closing Date through twelve months after the July 2022 Facility Closing Date. Loans under the July 2022 Term Loan Facility will amortize in equal quarterly installments commencing with the first full fiscal quarter after the earlier of (x) the date on which the July 2022 Term Loan Facility has been fully drawn and (y) the expiration of the draw period, in an aggregate annual amount equal to 7.5% in year one (if applicable) and year two, and 10% thereafter.

On the July 2022 Facility Closing Date, we borrowed $29.0 million under the July 2022 Revolving Credit Facility to repay the outstanding indebtedness under the May 2022 Facility, along with accrued interest, expenses and fees. The loan bears interest at the Adjusted Term SOFR Rate for the interest period in effect plus 1.25%. In connection with the repayment of the May 2022 Facility, the May 2022 Revolving Credit Agreement was terminated on July 29, 2022.

Stock Repurchase Plan and Withholding Shares to Cover Taxes. In May 2016, our Board of Directors authorized a stock repurchase plan allowing for the repurchase of shares of our common stock in open market transactions at prevailing market prices, in privately negotiated transactions or by other means in accordance with federal securities laws, including Rule 10b5-1 programs. Since the initial authorization of the stock repurchase plan, our Board of Directors has amended and extended and authorized new stock repurchase plans from time to time. Most recently, in August 2022, our Board of Directors authorized the repurchase of up to $1.1 billion of our common stock. As of December 31, 2022, there was $1.1 billion available for repurchases under our stock repurchase plan. Our stock repurchase plan may be suspended or discontinued at any time. The actual timing, number and value of shares repurchased depends on a number of factors, including the market price of our common stock, general market and economic conditions, the shares withheld for taxes associated with the vesting of restricted stock and other corporate considerations. The current stock repurchase plan will expire on August 15, 2024.

During the year ended December 31, 2022, we repurchased an aggregate of 364,667 shares of common stock at an average cost of $273.74 per share, including 17,355 shares withheld to satisfy tax withholding obligations for certain employees upon the vesting of restricted stock. Our payment of the taxes on behalf of those employees resulted in an aggregate cash expenditure of $5.2 million and, as such, we generally subtract the amounts attributable to such withheld shares from the aggregate amount available for future purchases under our stock repurchase plan.

Cash Flow Analysis

Our cash flows from operating activities have historically been significantly impacted by profitability, implementation revenues received but deferred, our investment in sales and marketing to drive growth, and research and development. Our ability to meet future liquidity needs will be driven by our operating performance and the extent of continued investment in our operations. Failure to generate sufficient revenues and related cash flows could have a material adverse effect on our ability to meet our liquidity needs and achieve our business objectives.

As our business grows, we expect our capital expenditures and our investment activity to continue to increase. We are currently focused on the expansion of our corporate headquarters. Capital expenditures related to this expansion began in the fourth quarter of 2021 and continued during 2022. We estimate that the cost of construction will be between $70 million and $75 million and we expect construction to be completed in the first half of 2024. In addition, we purchased the naming rights to the downtown Oklahoma City arena that is home to the Oklahoma City Thunder National Basketball Association franchise. Under the terms of the naming rights agreement, we committed to make payments escalating annually from $4.0 million in 2021 to $6.1 million in 2035. The payments are due in the fourth quarter of each year. Upon the conclusion of the initial term, the agreement may be extended upon the mutual agreement of both parties for an additional five-year period. Depending on certain growth opportunities, we may choose to accelerate investments in sales and marketing, acquisitions, technology and services. Actual future capital requirements will depend on many factors, including our future revenues, cash from operating activities and the level of expenditures in all areas of our business.

As part of our payroll and payroll tax filing services, we collect funds from our clients for federal, state and local employment taxes, which we remit to the appropriate tax agencies. We invest these funds in money market funds, demand deposit accounts, commercial paper and certificates of deposit from which we earn interest income during the period between their receipt and disbursement.

Our cash flows from investing and financing activities are influenced by the amount of funds held for clients, which can vary significantly from quarter to quarter. The balance of the funds we hold depends on our clients' payroll calendars, and therefore such balance changes from period to period in accordance with the timing of each payroll cycle.

Our cash flows from financing activities are also affected by the extent to which we use available cash to purchase shares of common stock under our stock repurchase plan as well as restricted stock vesting events that result in net share settlements and the Company paying withholding taxes on behalf of certain employees.

The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2022 and 2021:

| | Year Ended December 31, | | |
	2022	2021	% Change
Net cash provided by (used in):			
Operating activities	$365,103	$ 319,362	14%
Investing activities	(23,286)	(257,670)	-91%
Financing activities	254,587	165,724	54%
Change in cash, cash equivalents, restricted cash and restricted cash equivalents	$596,404	$ 227,416	162%

Operating Activities

Cash flows provided by operating activities for the year ended December 31, 2022 primarily consisted of payments received from our clients and interest earned on funds held for clients. Cash used in operating activities primarily consisted of personnel-related expenditures to support the growth and infrastructure of our business. These payments included costs of operations, advertising and other sales and marketing efforts, IT infrastructure development, product research and development and security and administrative costs. Compared to the year ended December 31, 2021, our operating cash flows for the year ended December 31, 2022 were positively impacted by the growth of our business.

Investing Activities

Cash flows used in investing activities for the year ended December 31, 2022 decreased from the prior year period due to a $130.1 million decrease in purchases of investments from funds held for clients, a $114.9 million increase in proceeds from investments from funds held for clients, and a $1.4 million decrease in purchases of intangible assets, which were partially offset by a $12.0 million increase in purchases of property and equipment.

Financing Activities

Cash flows provided by financing activities for the year ended December 31, 2022 increased from the prior year period primarily due to the impact of a $128.1 million change related to the client funds obligation, which is due to the timing of receipts from our clients and payments made to our clients' employees and applicable taxing authorities on their behalf, a $60.4 million decrease in withholding taxes paid related to net share settlements, and a $29.0 million increase in proceeds from the issuance of debt. The increase in cash flows provided by financing activities was partially offset by a $94.7 million increase in common stock repurchases, a $27.5 million increase payments on long-term debt, and a $6.4 million increase in payment of debt issuance costs.

Contractual Obligations

Our principal commitments primarily consist of long-term debt, leases for office space and the naming rights agreement. As discussed in "Note 6. Long-Term Debt, Net" and elsewhere in this Form 10-K, on May 4, 2022, we entered into the May 2022 Revolving Credit Agreement, repaid the 2017 Term Loans and terminated the 2017 Term Credit Agreement. On July 29, 2022, we entered into the July 2022 Credit Agreement and terminated the May 2022 Revolving Credit Agreement. For additional information regarding our naming rights agreement, leases, long-term debt and our commitments and contingencies, see "Note 4. Goodwill and Intangible Assets, Net", "Note 5. Leases", "Note 6. Long-Term Debt, Net" and "Note 13. Commitments and Contingencies".

We plan to continue to lease additional office space to support our growth. In addition, many of our existing lease agreements provide us with the option to renew. When applicable, our future operating lease obligations

include payments due during any renewal period provided for in the lease where the lease imposes a penalty for failure to renew. Additional details on our leases, including the related future cash outflows, are included within "Note 5. Leases" in the notes to our consolidated financial statements included elsewhere within this Form 10-K.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. Estimates made in accordance with U.S. GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition are described below. On an ongoing basis, we evaluate our estimates and assumptions to ensure that management believes them to be reasonable under the then-current facts and circumstances. Actual amounts and results may materially differ from these estimates made by management under different assumptions and conditions.

Certain accounting policies that require significant management estimates, and are deemed critical to our results of operations or financial position, are described below. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

Revenues are recognized when control of the promised goods or services is transferred to our clients in an amount that reflects the consideration we expect to be entitled to for those goods or services. Substantially all of our revenues are comprised of revenue from contracts with clients. Sales and other applicable taxes are excluded from revenues.

Recurring revenues are derived primarily from our talent acquisition, time and labor management, payroll, talent management and HR management applications as well as fees charged for form filings and delivery of client payroll checks and reports. Talent acquisition includes our Applicant Tracking, Candidate Tracker, Enhanced Background Checks, Onboarding, E-Verify and Tax Credit Services applications. Time and labor management includes Time and Attendance, Scheduling/Schedule exchange, Time-Off Requests, Labor Allocation, Labor Management Reports/Push Reporting, Geofencing/Geotracking and Microfence tools and applications. Payroll includes Beti, Payroll and Tax Management, Vault Card, Paycom Pay, Expense Management, Mileage Tracker/FAVR, Garnishment Administration and GL Concierge applications. Talent management includes our Employee Self-Service, Compensation Budgeting, Performance Management, Position Management, My Analytics and Paycom Learning and Content Subscriptions applications. HR management includes our Manager on-the-Go, Direct Data Exchange, Ask Here, Documents and Checklists, Government and Compliance, Benefits Administration/Benefits to Carrier, Benefit Enrollment Service, COBRA Administration, Personnel Action Forms and Performance Discussion Forms, Surveys, Enhanced ACA and Clue applications.

The performance obligations related to recurring revenues are satisfied during each client's payroll period, with the agreed-upon fee being charged and collected as part of our processing of the client's payroll. Recurring revenues are recognized at the conclusion of processing of each client's payroll period, when each respective payroll client is billed. Collectability is reasonably assured as the fees are collected through an automated clearing house as part of the client's payroll cycle or through direct wire transfer, which minimizes the default risk.

The contract period for substantially all contracts associated with these revenues is one month due to the fact that both we and the client have the unilateral right to terminate a wholly unperformed contract without compensating the other party by providing 30 days' notice of termination. Our payroll application is the foundation of our solution, and all of our clients are required to utilize this application in order to access our

other applications. For clients who purchase multiple applications, due to the short-term nature of our contracts, we do not believe it is meaningful to separately assess and identify whether or not each application potentially represents its own, individual, performance obligation as the revenue generated from each application is recognized within the same month as the revenue from the core payroll application. Similarly, we do not believe it is meaningful to individually determine the standalone selling price for each application. We consider the total price charged to a client in a given period to be indicative of the standalone selling price, as the total amount charged is within a reasonable range of prices typically charged for our goods and services for comparable classes of client groups.

Implementation and other revenues consist of nonrefundable upfront conversion fees which are charged to new clients to offset the expense of new client set-up as well as revenues from the sale of time clocks as part of our employee time and attendance services. Although these revenues are related to our recurring revenues, they represent distinct performance obligations.

Implementation activities primarily represent administrative activities that allow us to fulfill future performance obligations for our clients and do not represent services transferred to the client. However, the nonrefundable upfront fee charged to our clients results in an implied performance obligation in the form of a material right to the client related to the client's option to renew at the end of each 30-day contract period. Further, given that all other services within the contract are sold at a total price indicative of the standalone selling price, coupled with the fact that the upfront fees are consistent with upfront fees charged in similar contracts that we have with clients, the standalone selling price of the client's option to renew the contract approximates the dollar amount of the nonrefundable upfront fee. The nonrefundable upfront fee is typically included on the client's first invoice, and is deferred and recognized ratably over the estimated renewal period (i.e. ten-year estimated client life).

Revenues from the sale of time clocks are recognized when control is transferred to the client upon delivery of the product. We estimate the standalone selling price for the time clocks by maximizing the use of observable inputs such as our specific pricing practices for time clocks.

Goodwill and Other Intangible Assets

Goodwill is not amortized, but we are required to test the carrying value of goodwill for impairment at least annually, or earlier if, at the reporting unit level, an indicator of impairment arises. Our business is largely homogeneous and, as a result, goodwill is associated with one reporting unit. We have selected June 30 as our annual goodwill impairment testing date. A review of goodwill may be initiated before or after conducting the annual analysis if events or changes in circumstances indicate the carrying value of goodwill may no longer be recoverable. The Company performed a qualitative assessment to determine if it is more-likely-than-not that the fair value of the reporting units had declined below its carrying value. In the qualitative assessment, we consider the macroeconomic conditions, including any deterioration of general economic conditions, industry and market conditions, including any deterioration in the environment where the reporting unit operates, changes in the products/services and regulator and political developments; cost of doing business; overall financial performance; other relevant reporting unit specific facts, such as changes in management or key personnel or pending litigation. Based on our assessment, there was no impairment recorded as of June 30, 2022. For the years ended December 31, 2022, 2021 and 2020, there were no indicators of impairment. Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets with finite lives, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds

its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. We have determined that there is no impairment of long-lived assets for the years ended December 31, 2022, 2021 and 2020.

Market-Based Restricted Stock Awards and Performance-Based Restricted Stock Units

We measure non-cash stock-based compensation expense based on the fair value of the award on the date of grant. We determine the fair value of stock awards and units issued by using a Monte Carlo simulation model. This model considers various subjective assumptions as inputs, and represent our best estimates, which involve inherent uncertainties and the application of our judgment as it relates to market volatilities, the historical volatility of our stock price, risk-free rates and expected life. The valuation model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. Determining these assumptions is subjective and complex, and therefore, a change in the assumptions utilized could impact the calculation of the fair value of our market-based stock awards and performance-based restricted stock units and the associated compensation expense. Refer to Note 12 in the notes to our consolidated financial statements for further information regarding our stock-based compensation awards.

Recent Accounting Pronouncements

Refer to Note 2 in the notes to the consolidated financial statements for a full description of recent accounting pronouncements.

Non-GAAP Financial Measures

Management uses adjusted EBITDA and non-GAAP net income as supplemental measures to review and assess the performance of our core business operations and for planning purposes. We define (i) adjusted EBITDA as net income plus interest expense, taxes, depreciation and amortization, non-cash stock-based compensation expense, certain transaction expenses that are not core to our operations (if any) and the change in fair value of our interest rate swap and (ii) non-GAAP net income as net income plus non-cash stock-based compensation expense, certain transaction expenses that are not core to our operations (if any) and the change in fair value of our interest rate swap, all of which are adjusted for the effect of income taxes. Adjusted EBITDA and non-GAAP net income are metrics that provide investors with greater transparency to the information used by management in its financial and operational decision-making. We believe these metrics are useful to investors because they facilitate comparisons of our core business operations across periods on a consistent basis, as well as comparisons with the results of peer companies, many of which use similar non-GAAP financial measures to supplement results under U.S. GAAP. In addition, adjusted EBITDA is a measure that provides useful information to management about the amount of cash available for reinvestment in our business, repurchasing common stock and other purposes. Management believes that the non-GAAP measures presented in this Form 10-K, when viewed in combination with our results prepared in accordance with U.S. GAAP, provide a more complete understanding of the factors and trends affecting our business and performance.

Adjusted EBITDA and non-GAAP net income are not measures of financial performance under U.S. GAAP, and should not be considered a substitute for net income, which we consider to be the most directly comparable U.S. GAAP measure. Adjusted EBITDA and non-GAAP net income have limitations as analytical tools, and when assessing our operating performance, you should not consider adjusted EBITDA or non-GAAP net income in isolation, or as a substitute for net income or other consolidated statements of comprehensive income data prepared in accordance with U.S. GAAP. Adjusted EBITDA and non-GAAP net income may not be comparable to similarly titled measures of other companies and other companies may not calculate such measures in the same manner as we do.

The following tables reconcile net income to adjusted EBITDA, net income to non-GAAP net income and earnings per share to non-GAAP net income per share on a basic and diluted basis. Refer to "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on February 17, 2022, for a presentation of the 2020 amounts:

	Year Ended December 31,	
	2022	2021
Net income to adjusted EBITDA:		
Net income	$281,389	$195,960
Interest expense	2,536	—
Provision for income taxes	108,189	60,002
Depreciation and amortization	92,699	67,222
EBITDA	484,813	323,184
Non-cash stock-based compensation expense	94,898	97,506
Change in fair value of interest rate swap	—	(1,403)
Adjusted EBITDA	$579,711	$419,287

	Year Ended December 31,	
	2022	2021
Net income to non-GAAP net income:		
Net income	$281,389	$195,960
Non-cash stock-based compensation expense	94,898	97,506
Change in fair value of interest rate swap	—	(1,403)
Income tax effect on non-GAAP adjustments	(19,053)	(31,652)
Non-GAAP net income	$357,234	$260,411
Weighted average shares outstanding:		
Basic	57,928	57,885
Diluted	58,175	58,191
Earnings per share, basic	$ 4.86	$ 3.39
Earnings per share, diluted	$ 4.84	$ 3.37
Non-GAAP net income per share, basic	$ 6.17	$ 4.50
Non-GAAP net income per share, diluted	$ 6.14	$ 4.48

	Year Ended December 31,	
	2022	2021
Earnings per share to non-GAAP net income per share, basic:		
Earnings per share, basic	$ 4.86	$ 3.39
Non-cash stock-based compensation expense	1.64	1.68
Change in fair value of interest rate swap	—	(0.02)
Income tax effect on non-GAAP adjustments	(0.33)	(0.55)
Non-GAAP net income per share, basic	$ 6.17	$ 4.50

	Year Ended December 31,	
	2022	2021
Earnings per share to non-GAAP net income per share, diluted:		
Earnings per share, diluted	$ 4.84	$ 3.37
Non-cash stock-based compensation expense	1.63	1.68
Change in fair value of interest rate swap	—	(0.02)
Income tax effect on non-GAAP adjustments	(0.33)	(0.55)
Non-GAAP net income per share, diluted	$ 6.14	$ 4.48

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest rate sensitivity

We had cash and cash equivalents totaling $400.7 million as of December 31, 2022. These amounts are invested primarily in demand deposit accounts and money market funds. We consider all highly liquid debt instruments purchased with a maturity of three months or less and SEC-registered money market mutual funds to be cash equivalents. The primary objectives of our investing activities are capital preservation, meeting our liquidity needs and, with respect to investing client funds, generating interest income while maintaining the safety of principal. We do not enter into investments for trading or speculative purposes.

Our cash equivalents are subject to market risk due to changes in interest rates. The market value of fixed rate securities may be adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.

As of December 31, 2022, we had $29.0 million of indebtedness outstanding under the July 2022 Revolving Credit Facility. As described elsewhere in this Form 10-K, our borrowings under the July 2022 Revolving Credit Facility bear interest at the Adjusted Term SOFR Rate for the interest period in effect plus 1.25%, and as a result, we may be exposed to increased interest rate risk. As of December 31, 2022, an increase or decrease in interest rates of 100 basis points would not have had a material effect on our operating results or financial condition.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Paycom Software, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Paycom Software, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 16, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Deferred implementation revenue and contract costs amortization period

As described further in Note 2 to the financial statements, the Company capitalizes costs associated with obtaining and fulfilling revenue contracts when it expects the amortization period to be longer than one year. The

resulting assets are amortized over the expected period of benefit of ten years, which the Company has determined to be the estimated life of a client relationship. The Company also uses the estimated client relationship period in recognizing deferred implementation revenue. We identified the amortization period of both the deferred contract costs as well as the deferred implementation revenue as a critical audit matter.

The principal considerations for our determination that the amortization period of both the deferred contract costs as well as the deferred implementation revenue is a critical audit matter are as follows. Given the materiality of the balances of deferred contract costs and deferred implementation revenue, this assumption is considered sensitive as a change could yield a material impact on the financial statements. Auditing the estimated life of the Company's client relationships required significant auditor judgment in planning and executing the appropriate audit procedures.

Our audit procedures related to the estimated life of the Company's client relationships included the following, among others. We tested the design and operating effectiveness of controls relating to management's annual review of the reasonableness of the estimated life of a client relationship, including controls over the completeness of key inputs in the calculation and the review of the methodology applied by the Company's third-party specialist. With the assistance of a valuation specialist, we tested the methodologies used in determining the appropriateness of the estimated life by evaluating the relationship between the average life of a client and the associated attrition rate for reasonableness. This included reperforming the calculation and verifying that all provided historical data was utilized in the analysis. We also performed procedures over the data utilized in the analysis, including comparing a sample of historical data to previously audited information.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2009.

Oklahoma City, Oklahoma
February 16, 2023

Paycom Software, Inc.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	December 31,	
	2022	2021
Assets		
Current assets:		
Cash and cash equivalents	$ 400,730	$ 277,978
Accounts receivable	22,843	9,490
Prepaid expenses	34,056	23,729
Inventory	1,607	1,131
Income tax receivable	5,583	16,413
Deferred contract costs	96,378	76,724
Current assets before funds held for clients	561,197	405,465
Funds held for clients	2,202,975	1,846,573
Total current assets	2,764,172	2,252,038
Property and equipment, net	402,448	348,953
Intangible assets, net	54,017	58,028
Goodwill	51,889	51,889
Long-term deferred contract costs	567,974	461,852
Other assets	62,013	42,385
Total assets	$3,902,513	$3,215,145
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 16,054	$ 5,772
Accrued commissions and bonuses	28,439	22,357
Accrued payroll and vacation	45,023	34,259
Deferred revenue	19,825	16,277
Current portion of long-term debt	—	1,775
Accrued expenses and other current liabilities	59,990	63,397
Current liabilities before client funds obligation	169,331	143,837
Client funds obligation	2,207,706	1,846,573
Total current liabilities	2,377,037	1,990,410
Deferred income tax liabilities, net	141,033	145,504
Long-term deferred revenue	97,591	85,149
Net long-term debt, less current portion	29,000	27,380
Other long-term liabilities	75,245	72,988
Total long-term liabilities	342,869	331,021
Total liabilities	2,719,906	2,321,431
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value (100,000 shares authorized, 62,518 and 62,298 shares issued at December 31, 2022 and December 31, 2021, respectively; 57,867 and 58,012 shares outstanding at December 31, 2022 and December 31, 2021, respectively)	625	623
Additional paid-in capital	576,622	465,594
Retained earnings	1,196,968	915,579
Accumulated other comprehensive earnings (loss)	(3,703)	—
Treasury stock, at cost (4,651 and 4,286 shares at December 31, 2022 and December 31, 2021, respectively)	(587,905)	(488,082)
Total stockholders' equity	1,182,607	893,714
Total liabilities and stockholders' equity	$3,902,513	$3,215,145

See accompanying notes to the consolidated financial statements.

Paycom Software, Inc.
Consolidated Statements of Comprehensive Income
(in thousands, except per share amounts)

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenues			
Recurring	$1,351,856	$1,036,691	$825,856
Implementation and other	23,362	18,833	15,578
Total revenues	1,375,218	1,055,524	841,434
Cost of revenues			
Operating expenses	169,806	130,475	97,778
Depreciation and amortization	42,935	31,411	25,768
Total cost of revenues	212,741	161,886	123,546
Administrative expenses			
Sales and marketing	346,561	275,994	235,716
Research and development	148,343	118,426	90,244
General and administrative	239,130	209,840	178,200
Depreciation and amortization	49,764	35,811	27,605
Total administrative expenses	783,798	640,071	531,765
Total operating expenses	996,539	801,957	655,311
Operating income	378,679	253,567	186,123
Interest expense	(2,536)	—	(19)
Other income (expense), net	13,435	2,395	(168)
Income before income taxes	389,578	255,962	185,936
Provision for income taxes	108,189	60,002	42,483
Net income	$ 281,389	$ 195,960	$143,453
Earnings per share, basic	$ 4.86	$ 3.39	$ 2.49
Earnings per share, diluted	$ 4.84	$ 3.37	$ 2.46
Weighted average shares outstanding:			
Basic	57,928	57,885	57,620
Diluted	58,175	58,191	58,285
Comprehensive earnings (loss):			
Net income	$ 281,389	$ 195,960	$143,453
Unrealized net gains (losses) on available-for-sale securities	(4,757)	—	—
Tax effect	1,054	—	—
Other comprehensive income (loss), net of tax	(3,703)	—	—
Comprehensive earnings (loss)	$ 277,686	$ 195,960	$143,453

See accompanying notes to the consolidated financial statements.

Paycom Software, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balances at December 31, 2019	61,350	$613	$257,501	$ 576,166	$ —	3,689	$(307,652)	$ 526,628
Vesting of restricted stock	511	5	(5)	—	—	—	—	—
Stock-based compensation	—	—	100,412	—	—	—	—	100,412
Repurchases of common stock	—	—	—	—	—	433	(114,850)	(114,850)
Net income	—	—	—	143,453	—	—	—	143,453
Balances at December 31, 2020	61,861	$618	$357,908	$ 719,619	$ —	4,122	$(422,502)	$ 655,643
Vesting of restricted stock	437	5	(5)	—	—	—	—	—
Stock-based compensation	—	—	107,691	—	—	—	—	107,691
Repurchases of common stock	—	—	—	—	—	164	(65,580)	(65,580)
Net income	—	—	—	195,960	—	—	—	195,960
Balances at December 31, 2021	62,298	$623	$465,594	$ 915,579	$ —	4,286	$(488,082)	$ 893,714
Vesting of restricted stock	220	2	(2)	—	—	—	—	—
Stock-based compensation	—	—	111,030	—	—	—	—	111,030
Repurchases of common stock	—	—	—	—	—	365	(99,823)	(99,823)
Net income	—	—	—	281,389	—	—	—	281,389
Other comprehensive income (loss), net of tax	—	—	—	—	(3,703)	—	—	(3,703)
Balances at December 31, 2022	62,518	$625	$576,622	$1,196,968	$(3,703)	4,651	$(587,905)	$1,182,607

See accompanying notes to the consolidated financial statements.

Paycom Software, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2022	2021	2020
Cash flows from operating activities			
Net income	$ 281,389	$ 195,960	$ 143,453
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	92,699	67,222	53,373
Accretion of discount on available-for-sale securities	(1,020)	(452)	(1,563)
Non-cash marketing expense	1,734	1,051	—
(Gain)/loss on disposition of property and equipment	(150)	146	—
Amortization of debt issuance costs	847	36	36
Stock-based compensation expense	94,898	97,506	90,108
Cash paid for derivative settlement	205	(741)	(613)
(Gain)/loss on derivative	(1,559)	(662)	1,993
Deferred income taxes, net	(3,210)	32,906	21,381
Other	(206)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(13,353)	(360)	168
Prepaid expenses	(6,497)	(5,875)	(4,293)
Inventory	(224)	481	(41)
Other assets	(13,907)	(7,862)	(1,720)
Deferred contract costs	(122,440)	(103,356)	(89,776)
Accounts payable	11,676	(660)	1,529
Income taxes, net	10,830	(5,966)	(6,427)
Accrued commissions and bonuses	6,082	8,654	1,360
Accrued payroll and vacation	10,764	9,730	9,659
Deferred revenue	15,990	14,600	10,582
Accrued expenses and other current liabilities	555	17,004	(2,002)
Net cash provided by operating activities	365,103	319,362	227,207
Cash flows from investing activities			
Purchases of investments from funds held for clients	(268,718)	(398,819)	(332,756)
Proceeds from investments from funds held for clients	382,230	267,341	308,981
Purchases of intangible assets	(4,120)	(5,500)	—
Purchases of property and equipment	(132,678)	(120,692)	(94,102)
Net cash used in investing activities	(23,286)	(257,670)	(117,877)
Cash flows from financing activities			
Proceeds from the issuance of debt	29,000	—	—
Repurchases of common stock	(94,652)	—	(52,040)
Withholding taxes paid related to net share settlements	(5,171)	(65,580)	(62,811)
Payments on long-term debt	(29,287)	(1,775)	(1,775)
Net change in client funds obligation	361,133	233,079	(49,283)
Payment of debt issuance costs	(6,436)	—	—
Net cash provided by (used in) financing activities	254,587	165,724	(165,909)
Increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	596,404	227,416	(56,579)
Cash, cash equivalents, restricted cash and restricted cash equivalents			
Cash, cash equivalents, restricted cash and restricted cash equivalents, beginning of period	1,812,691	1,585,275	1,641,854
Cash, cash equivalents, restricted cash and restricted cash equivalents, end of period	$2,409,095	$1,812,691	$1,585,275

See accompanying notes to the consolidated financial statements.

Paycom Software, Inc.
Consolidated Statements of Cash Flows, continued
(in thousands)

	Year Ended December 31,		
	2022	2021	2020
Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents			
Cash and cash equivalents	$ 400,730	$ 277,978	$ 151,710
Restricted cash included in funds held for clients	2,008,365	1,534,713	1,433,565
Total cash, cash equivalents, restricted cash and restricted cash equivalents, end of period	$2,409,095	$1,812,691	$1,585,275
Supplemental disclosures of cash flow information:			
Cash paid for interest, net of amounts capitalized	$ 507	$ 2	$ —
Cash paid for income taxes	$ 100,578	$ 33,068	$ 27,530
Non-cash investing and financing activities:			
Purchases of property and equipment, accrued but not paid	$ 5,899	$ 7,581	$ 837
Stock-based compensation for capitalized software	$ 8,965	$ 7,141	$ 6,655
Right of use assets obtained in exchange for operating lease liabilities	$ 21,467	$ 14,141	$ 9,693

See accompanying notes to the consolidated financial statements.

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

Description of Business

Paycom Software, Inc. ("Software") and its wholly-owned subsidiaries (collectively, the "Company") is a leading provider of a comprehensive, cloud-based human capital management ("HCM") solution delivered as Software-as-a-Service. Unless we state otherwise or the context otherwise requires, the terms "we," "our," "us" and the "Company" refer to Software and its consolidated subsidiaries.

We provide functionality and data analytics that businesses need to manage the complete employment lifecycle from recruitment to retirement. Our solution requires virtually no customization and is based on a core system of record maintained in a single database for all HCM functions, including talent acquisition, time and labor management, payroll, talent management and human resources ("HR") management applications.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our consolidated financial statements include the financial results of Software and its wholly owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC"). Intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, the accompanying consolidated financial statements include all adjustments necessary for the fair presentation for the periods presented.

Adoption of New Accounting Pronouncements

In January 2021, we adopted Accounting Standards Update ("ASU") No. 2019-12, "Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes" ("ASU 2019-12") utilizing the prospective transition method. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income tax in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also clarifies and simplifies other aspects of the accounting for income taxes. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In March 2020, the Financial Accounting Standards Board ("FASB") issued ASU No. 2020-04, "Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting" ("ASU 2020-04"). ASU 2020-04 provides temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform. Prior to August 24, 2022, our floating-to-fixed interest rate swap was outstanding to offset the rate variability associated with our outstanding indebtedness. As discussed in Note 7, the interest rate swap was terminated on August 24, 2022. As a result, the adoption of ASU 2020-04 had no material impact on our unaudited financial statements.

In January 2021, the FASB issued ASU No. 2021-01, "Reference Rate Reform (Topic 848) Scope" ("ASU 2021-01"), which clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that are affected by the discounting transition. ASU 2021-01 amends the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition. As discussed in Note 7, the interest rate swap was terminated on August 24, 2022. As a result, the adoption of ASU 2021-01 had no material impact on our unaudited financial statements.

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include income taxes, loss contingencies, the useful life of property and equipment and intangible assets, the life of our client relationships, the fair value of our stock-based awards and the fair value of our financial instruments, intangible assets and goodwill. These estimates are based on historical experience, where applicable, and other assumptions that management believes are reasonable under the circumstances. Actual results could materially differ from these estimates.

Segment Information

We operate in a single operating segment and a single reporting segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is also the chief executive officer, in deciding how to allocate resources and assessing performance. Our chief executive officer allocates resources and assesses performance based upon financial information at the consolidated level. As we operate in one operating segment, all required financial segment information is presented in the consolidated financial statements.

Cash Equivalents

We consider all highly liquid instruments purchased with a maturity of three months or less and money market funds to be cash equivalents. We maintain cash and cash equivalents in demand deposit accounts, money market funds, and certificates of deposit, which may not be federally insured. The fair value of our cash and cash equivalents approximates carrying value. We have not experienced any losses in such accounts and do not believe there is exposure to any significant credit risk on such accounts.

Accounts Receivable

We generally collect revenues from our clients through an automatic deduction from the clients' bank accounts at the time payroll processing occurs. Accounts receivable on our consolidated balance sheets generally consists of revenue-related receivables, including processing fees, interest income receivable, and revenue fees related to the last business day of the year, which are collected on the following business day. As accounts receivable are collected via automatic deduction on the following business day, the Company has not recognized an allowance for doubtful accounts.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight line method over the estimated useful lives of the assets as follows:

Furniture, fixtures and equipment	5 years
Computer equipment	3 years
Software and capitalized software	3 years
Buildings	30 years
Leasehold improvements	5 years
Rental clocks	5 years
Land improvements	15 years
Vehicles	3 years

66

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

Costs incurred during construction of long-lived assets are recorded as construction in progress and are not depreciated until the asset is placed in service.

We capitalize interest costs incurred related to construction in progress. For the years ended December 31, 2022, 2021 and 2020, we incurred interest costs of $3.4 million, $1.4 million and $1.5 million, respectively. For the years ended December 31, 2022, 2021 and 2020, interest costs of $0.9 million, $1.4 million and $1.5 million, respectively, were capitalized.

Leases

Our leases primarily consist of noncancellable operating leases for office space. We recognize a right-of-use asset and operating lease liability on the lease commencement date based on the present value of the lease payments over the lease term. Operating lease liabilities are measured by discounting future lease payments at an estimated incremental borrowing rate. Right-of-use assets are amortized over the lease term and include adjustments related to prepaid rent.

Internal Use Software

Capitalized costs include services associated with developing or obtaining internal use computer software and certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of payroll costs that are capitalized with respect to these employees is limited to the time directly spent on such projects. Expenditures for software purchases and software developed or obtained for internal use are capitalized and amortized over a three-year period on a straight-line basis. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. We also expense internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

The total capitalized payroll costs related to internal use computer software projects were $66.4 million and $52.9 million during the years ended December 31, 2022 and 2021, respectively, and are included in property and equipment. Amortization expense of capitalized software costs were $47.3 million, $36.5 million and $27.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Derivatives

In December 2017, we entered into a floating-to-fixed interest rate swap agreement to limit the exposure to floating interest rate risk related to the 2017 Term Loans (as defined in Note 6). We do not hold derivative instruments for trading or speculative purposes. The interest rate swap agreement effectively converted a portion of the variable interest rate payments to fixed interest rate payments. We account for our derivatives under ASC Topic 815, "Derivatives and Hedging," and recognize all derivative instruments in the consolidated balance sheets at fair value as either short-term or long-term assets or liabilities based on their anticipated settlement date. See Note 9, "Fair Value of Financial Instruments". We have elected not to designate our interest rate swap as a hedge; therefore, changes in the fair value of the derivative instrument are recognized in our consolidated statements of comprehensive income within Other income (expense), net. As further discussed in Note 7, on August 24, 2022, we terminated the interest rate swap by settling the contract.

Goodwill and Other Intangible Assets

Goodwill is not amortized, but we are required to test the carrying value of goodwill for impairment at least annually, or earlier if, at the reporting unit level, an indicator of impairment arises. Our business is largely

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

homogeneous and, as a result, goodwill is associated with one reporting unit. We have selected June 30 as our annual goodwill impairment testing date. A review of goodwill may be initiated before or after conducting the annual analysis if events or changes in circumstances indicate the carrying value of goodwill may no longer be recoverable. The Company performed a qualitative assessment to determine if it is more-likely-than-not that the fair value of the reporting unit had declined below its carrying value. In the qualitative assessment, we consider the macroeconomic conditions, including any deterioration of general economic conditions, industry and market conditions, including any deterioration in the environment where the reporting unit operates, changes in the products/services and regulator and political developments; cost of doing business; overall financial performance; other relevant reporting unit specific facts, such as changes in management or key personnel or pending litigation. Based on our assessment, there was no impairment recorded as of June 30, 2022. For the years ended December 31, 2022, 2021 and 2020, there were no indicators of impairment. Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets with definite lives, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. We have determined that there was no impairment of long-lived assets including intangible assets with definite lives, for the years ended December 31, 2022, 2021 and 2020.

Funds Held for Clients and Client Funds Obligation

As part of our payroll and tax filing application, we (i) collect client funds to satisfy their respective federal, state and local employment tax obligations, (ii) remit such funds to the appropriate taxing authorities and accounts designated by our clients, and (iii) manage client tax filings and any related correspondence with taxing authorities. Amounts collected by us from clients for their federal, state and local employment taxes are invested by us, and we earn interest on these funds during the interval between receipt and disbursement.

These investments are shown in our consolidated balance sheets as funds held for clients, and the associated liability for the tax filings is shown as client funds obligation. The liability is recorded in the accompanying consolidated balance sheets at the time we obtain the funds from clients. The client funds obligation represents liabilities that will be repaid within one year of the consolidated balance sheet date. As of December 31, 2022 and December 31, 2021, the funds held for clients were invested in money market funds, demand deposit accounts, commercial paper and certificates of deposit. Additionally, as of December 31, 2022, the funds held for clients were invested in U.S. treasury securities with an original maturity of greater than one year. Short-term investments in commercial paper and certificates of deposit with an original maturity greater than three months are classified as available for-sale securities, and are also included within the funds held for clients line item in the consolidated balance sheets. U.S. treasury securities with an original maturity of greater than one year are also classified as available-for-sale securities and included within the funds held for clients line item in the consolidated balance sheets. These available-for-sale securities are recorded in the consolidated balance sheets at fair value, with the difference between the amortized cost and fair value of these available-for-sale securities recorded as unrealized net gains (losses) on available-for-sale securities and are included within comprehensive earnings (loss) in the consolidated statements of comprehensive income. Funds held for clients are classified as a current asset in the consolidated balance sheets because the funds are held solely to satisfy the client funds

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

obligation. Additionally, the funds held for clients is classified as restricted cash and restricted cash equivalents and presented within the reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents on the consolidated statements of cash flows.

Stock Repurchase Plan

In May 2016, our Board of Directors authorized a stock repurchase plan allowing for the repurchase of shares of our common stock in open market transactions at prevailing market prices, in privately negotiated transactions or by other means in accordance with federal securities laws, including Rule 10b5-1 programs. Since the initial authorization of the stock repurchase plan, our Board of Directors has amended and extended and authorized new stock repurchase plans from time to time. Most recently, in August 2022, our Board of Directors authorized the repurchase of up to $1.1 billion of our common stock. As of December 31, 2022 there was $1.1 billion available for repurchases under our stock repurchase plan. Our stock repurchase plan may be suspended or discontinued at any time. The actual timing, number and value of shares repurchased depends on a number of factors, including the market price of our common stock, general market and economic conditions, shares withheld for taxes associated with the vesting of restricted stock and other corporate considerations. The current stock repurchase plan will expire on August 15, 2024.

During the year ended December 31, 2022, we repurchased an aggregate of 364,667 shares of our common stock at an average cost of $273.74 per share, including 17,355 shares withheld to satisfy tax withholding obligations for certain employees upon the vesting of restricted stock. During the year ended December 31, 2021, we repurchased an aggregate of 163,849 shares of our common stock at an average cost of $400.24 per share, all of which were shares withheld to satisfy tax withholding obligations for certain employees upon the vesting of the restricted stock.

Revenue Recognition

Revenues are recognized when control of the promised goods or services is transferred to our clients in an amount that reflects the consideration we expect to be entitled to for those goods or services. Substantially all of our revenues are comprised of revenue from contracts with clients. Sales taxes and other applicable taxes are excluded from revenues.

Recurring Revenues

Recurring revenues are derived primarily from our talent acquisition, time and labor management, payroll, talent management and HR management applications as well as fees charged for form filings and delivery of client payroll checks and reports. Talent acquisition includes our Applicant Tracking, Candidate Tracker, Enhanced Background Checks, Onboarding, E-Verify and Tax Credit Services applications. Time and labor management includes Time and Attendance, Scheduling/Schedule exchange, Time-Off Requests, Labor Allocation, Labor Management Reports/Push Reporting, Geofencing/Geotracking and Microfence tools and applications. Payroll includes Beti, Payroll and Tax Management, Vault Card, Paycom Pay, Expense Management, Mileage Tracker/FAVR, Garnishment Administration and GL Concierge applications. Talent management includes our Employee Self-Service, Compensation Budgeting, Performance Management, Position Management, My Analytics and Paycom Learning and Content Subscriptions applications. HR management includes our Manager on-the-Go, Direct Data Exchange, Ask Here, Documents and Checklists, Government and Compliance, Benefits Administration/Benefits to Carrier, Benefit Enrollment Service, COBRA Administration, Personnel Action Forms and Performance Discussion Forms, Surveys, Enhanced ACA and Clue applications.

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

The performance obligations related to recurring revenues are satisfied during each client's payroll period, with the agreed-upon fee being charged and collected as part of our processing of the client's payroll. Recurring revenues are recognized at the conclusion of processing of each client's payroll period, when each respective payroll client is billed. Collectability is reasonably assured as the fees are collected through an automated clearing house as part of the client's payroll cycle or through direct wire transfer, which minimizes the default risk.

The contract period for substantially all contracts associated with these revenues is one month due to the fact that both we and the client have the unilateral right to terminate a wholly unperformed contract without compensating the other party by providing 30 days' notice of termination. Our payroll application is the foundation of our solution, and all of our clients are required to utilize this application in order to access our other applications. For clients who purchase multiple applications, due to the short-term nature of our contracts, we do not believe it is meaningful to separately assess and identify whether or not each application potentially represents its own, individual, performance obligation as the revenue generated from each application is recognized within the same month as the revenue from the core payroll application. Similarly, we do not believe it is meaningful to individually determine the standalone selling price for each application. We consider the total price charged to a client in a given period to be indicative of the standalone selling price, as the total amount charged is within a reasonable range of prices typically charged for our goods and services for comparable classes of client groups, which we periodically assess for price adjustments.

Interest income on funds held for clients is earned on funds that are collected from clients in advance of either the applicable due date for payroll tax submissions or the applicable disbursement date for employee payment services. The interest earned on these funds is included in recurring revenues in the consolidated statements of comprehensive income as the collection, holding, and remittance of these funds are essential components of providing these services.

Implementation and Other Revenues

Implementation and other revenues consist of nonrefundable upfront conversion fees which are charged to new clients to offset the expense of new client set-up as well as revenues from the sale of time clocks as part of our employee time and attendance services. Although these revenues are related to our recurring revenues, they represent distinct performance obligations.

Implementation activities primarily represent administrative activities that allow us to fulfill future performance obligations for our clients and do not represent services transferred to the client. However, the nonrefundable upfront fee charged to our clients results in an implied performance obligation in the form of a material right to the client related to the client's option to renew at the end of each 30-day contract period. Further, given that all other services within the contract are sold at a total price indicative of the standalone selling price, coupled with the fact that the upfront fees are consistent with upfront fees charged in similar contracts that we have with clients, the standalone selling price of the client's option to renew the contract approximates the dollar amount of the nonrefundable upfront fee. The nonrefundable upfront fee is typically included on the client's first invoice, and is deferred and recognized ratably over the estimated renewal period (*i.e.*, ten-year estimated client life).

Revenues from the sale of time clocks are recognized when control is transferred to the client upon delivery of the product. We estimate the standalone selling price for the time clocks by maximizing the use of observable inputs such as our specific pricing practices for time clocks.

70

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

Contract Balances

The timing of revenue recognition for recurring services is consistent with the invoicing of clients as they both occur during the respective client payroll period for which the services are provided. Therefore, we do not recognize a contract asset or liability resulting from the timing of revenue recognition and invoicing.

Changes in deferred revenue related to material rights for the years ended December 31, 2022 and 2021 were as follows:

| | Year Ended December 31, | |
	2022	2021
Balance, beginning of period	$101,426	$ 86,826
Recognition of revenue included in beginning of year balance	(15,949)	(13,298)
Contract balance, net of revenue recognized during the period	31,939	27,898
Balance, end of period	$117,416	$101,426

We expect to recognize $24.3 million of deferred revenue related to material rights in 2023, $18.5 million in 2024, and $74.6 million of such deferred revenue thereafter.

Assets Recognized from the Costs to Obtain and Costs to Fulfill Revenue Contracts

We recognize an asset for the incremental costs of obtaining a contract with a client if we expect the amortization period to be longer than one year. We also recognize an asset for the costs to fulfill a contract with a client if such costs are specifically identifiable, generate or enhance resources used to satisfy future performance obligations, and are expected to be recovered. We have determined that substantially all costs related to implementation activities are administrative in nature and also meet the capitalization criteria under ASC 340-40. These capitalized costs to fulfill principally relate to upfront direct costs that are expected to be recovered through margin and that enhance our ability to satisfy future performance obligations.

The assets related to both costs to obtain, and costs to fulfill, contracts with clients are accounted for utilizing a portfolio approach, and are capitalized and amortized over the expected period of benefit, which we have determined to be the estimated client relationship of ten years. The expected period of benefit has been determined to be the estimated life of the client relationship primarily because we incur no new costs to obtain, or costs to fulfill, a contract upon renewal of such contract. Additional commission costs may be incurred when an existing client purchases additional applications; however, these commission costs relate solely to the additional applications purchased and are not related to contract renewal. Furthermore, additional fulfillment costs associated with existing clients purchasing additional applications are minimized by our seamless single-database platform. These assets are presented as deferred contract costs in the accompanying consolidated balance sheets. Amortization expense related to costs to obtain and costs to fulfill a contract are included in the "sales and marketing" and "general and administrative" line items in the accompanying consolidated statements of comprehensive income.

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

The following tables present the asset balances and related amortization expense for these contract costs:

	As of and for the Year Ended December 31, 2022			
	Beginning Balance	Capitalization of Costs	Amortization	Ending Balance
Costs to obtain a contract	$272,919	$ 97,978	$(45,440)	$325,457
Costs to fulfill a contract	$265,657	$114,152	$(40,914)	$338,895

	As of and for the Year Ended December 31, 2021			
	Beginning Balance	Capitalization of Costs	Amortization	Ending Balance
Costs to obtain a contract	$232,583	$ 77,644	$(37,308)	$272,919
Costs to fulfill a contract	$199,593	$ 96,728	$(30,664)	$265,657

Cost of Revenues

Our costs and expenses applicable to total revenues represent operating expenses and systems support and technology costs, including labor and related expenses, bank fees, shipping fees and costs of paper stock, envelopes, etc. In addition, costs included to derive gross margins are comprised of support labor and related expenses, related hardware costs and applicable depreciation and amortization costs.

Advertising Costs

Advertising costs are expensed the first time that advertising takes place. Advertising costs for the years ended December 31, 2022, 2021 and 2020 were $90.6 million, $71.6 million and $66.9 million, respectively.

Sales Taxes

We collect and remit sales tax on sales of time and attendance clocks and on payroll services in certain states. These taxes are recognized on a net basis, and therefore, excluded from revenues. For the years ended December 31, 2022, 2021 and 2020, sales taxes collected were $15.5 million, $11.9 million and $9.7 million, respectively.

Employee Stock-Based Compensation

Time-based stock compensation awards to employees are recognized on a straight-line basis over the applicable vesting period as compensation costs in the consolidated statements of comprehensive income based on their fair values measured as of the date of grant. Market-based stock compensation awards to employees are recognized on a straight-line basis over the applicable estimated vesting period as compensation costs in the consolidated statements of comprehensive income based on their fair value as of the date of the grant unless vesting occurs sooner at which time the remaining respective unrecognized compensation cost is recognized. Performance-based restricted stock compensation awards are recognized on a straight-line basis over the applicable vesting period as compensation costs in the consolidated statements of comprehensive income based on their fair values measured as of the date of grant. Forfeitures related to our stock-based compensation awards are recognized as they occur.

Employee Stock Purchase Plan

An award issued under the Paycom Software, Inc. Employee Stock Purchase Plan (the "ESPP") is classified as a share-based liability and recognized at the fair value of the award. Expense is recognized, net of estimated forfeitures, on a straight-line basis over the requisite service period.

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

Income Taxes

Our consolidated financial statements include a provision for income taxes incurred for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We recognize a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized.

We file income tax returns with the United States federal government and various state jurisdictions. We evaluate tax positions taken or expected to be taken in the course of preparing our tax returns and disallow the recognition of tax positions not deemed to meet a "more-likely-than-not" threshold of being sustained by the applicable tax authority. We do not believe there are any tax positions taken within the consolidated financial statements that do not meet this threshold. Our policy is to recognize interest and penalties, if any, related to uncertain tax positions as a component of general and administrative expenses. With few exceptions, we are no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2019.

Seasonality

Our revenues are seasonal in nature and generally we expect our first and fourth quarter recurring revenues to be higher than other quarters during the year. Recurring revenues include revenues relating to the annual processing of payroll tax filing forms and ACA form filing requirements, such as Form W-2, Form 1099, and Form 1095 and revenues from processing unscheduled payroll runs (such as bonuses) for our clients. As payroll tax forms are typically processed in the first quarter of the year, first quarter recurring revenues and margins are positively impacted. In addition, unscheduled payroll runs at the end of the year often result in increased recurring revenues in the fourth quarter. These seasonal fluctuations in revenues can also have an impact on gross profits. Historical results impacted by these seasonal trends should not be considered a reliable indicator of our future results of operations.

3. **PROPERTY AND EQUIPMENT**

Property and equipment and accumulated depreciation and amortization were as follows:

	December 31, 2022	December 31, 2021
Property and equipment		
Software and capitalized software costs	$ 270,645	$ 199,470
Buildings	177,765	172,807
Computer equipment	133,715	102,509
Rental clocks	35,846	30,313
Furniture, fixtures and equipment	28,414	24,971
Other	17,321	16,397
	663,706	546,467
Less: accumulated depreciation and amortization	(331,340)	(242,652)
	332,366	303,815
Construction in progress	36,286	11,342
Land	33,796	33,796
Property and equipment, net	$ 402,448	$ 348,953

73

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

We capitalize computer software development costs related to software developed for internal use in accordance with ASC 350-40. For the years ended December 31, 2022 and 2021, we capitalized $66.4 million and $52.9 million, respectively, of computer software development costs related to software developed for internal use.

Rental clocks included in property and equipment, net represent time clocks issued to clients under month-to-month operating leases. As such, these items are transferred from inventory to property and equipment and depreciated over their estimated useful lives.

We capitalize interest incurred for indebtedness related to construction in progress. For the years ended December 31, 2022, 2021 and 2020, we incurred interest costs of $3.4 million, $1.4 million and $1.5 million, respectively. For the years ended December 31, 2022, 2021 and 2020, interest cost of $0.9 million, $1.4 million and $1.5 million, respectively, was capitalized. Included in the construction in progress balance at December 31, 2022 and 2021 is $2.0 million and $0.1 million in retainage, respectively.

Depreciation and amortization expense for property and equipment, net was $88.7 million, $64.7 million and $53.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

4. GOODWILL AND INTANGIBLE ASSETS, NET

As of both December 31, 2022 and 2021, goodwill totaled $51.9 million. We have selected June 30 as our annual goodwill impairment testing date. We performed a qualitative impairment test of our goodwill and concluded that, as of June 30, 2022, it was more likely than not that the fair value exceeded the carrying value and therefore goodwill was not impaired. As of December 31, 2022 and 2021, there were no indicators of impairment.

In connection with our marketing initiatives, we purchased the naming rights to the downtown Oklahoma City arena that is home to the Oklahoma City Thunder National Basketball Association franchise. Under the terms of the naming rights agreement, we committed to make payments escalating annually from $4.0 million in 2021 to $6.1 million in 2035. We also made a $1.5 million one time payment in July 2021 to cover sponsorship rights leading up to the 2021- 2022 season. Upon the conclusion of the initial term, the agreement may be extended upon the mutual agreement of both parties for an additional five-year period. The cost of the naming rights has been recorded as an intangible asset with an offsetting liability as of the date of the contract. The intangible asset is being amortized over the life of the agreement on a straight line basis that commenced in June 2021. The difference between the present value of the offsetting liability and actual cash payments is being relieved through sales and marketing expense using the effective interest method over the life of the agreement.

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

All of our intangible assets other than goodwill are considered to have definite lives and, as such, are subject to amortization. The following tables present the components of intangible assets within our consolidated balance sheets:

| | December 31, 2022 | | | |
| | Weighted Average Remaining Useful Life | Gross | Accumulated Amortization | Net |
	(Years)			
Intangibles:				
Naming rights	13.8	$60,199	$(6,182)	$54,017
Trade name	—	3,194	(3,194)	—
Total		$63,393	$(9,376)	$54,017

| | December 31, 2021 | | | |
| | Weighted Average Remaining Useful Life | Gross | Accumulated Amortization | Net |
	(Years)			
Intangibles:				
Naming rights	14.8	$60,199	$(2,278)	$57,921
Trade name	0.5	3,194	(3,087)	107
Total		$63,393	$(5,365)	$58,028

Amortization of intangible assets for the years ended December 31, 2022, 2021 and 2020 was $4.0 million, $2.5 million and $0.2 million, respectively. We estimate the aggregate amortization expense will be $3.9 million in 2023, and $3.9 million for each of 2024, 2025, 2026 and 2027, respectively.

5.   LEASES

The Company's leases primarily consist of noncancellable operating leases for office space with contractual terms expiring from 2023 to 2029. All of our leases are operating leases and, as a lessee, we have not entered into any sublease agreements. The lease term is defined as the fixed noncancellable term of the lease plus all periods, if any, for which failure to renew the lease imposes a penalty on us in an amount that appears, at the inception of the lease, to be reasonably assured. While some of our leases include an option to extend the lease up to five years, it is not reasonably certain that any such options will be exercised due, in part, to the dynamic nature of our sales force and rate of growth. Some of our leases contain a termination option that is not reasonably certain to be exercised. If a termination option is exercised, we remeasure the lease asset in the consolidated balance sheets using the updated lease period. None of our leases contain residual value guarantees, substantial restrictions or covenants.

The table below presents the lease assets and liabilities as of December 31, 2022 and December 31, 2021.

Balance Sheet location	December 31, 2022	December 31, 2021
Other assets	$39,776	$29,841
Lease liabilities:		
Accrued expenses and other current liabilities	$14,986	$10,853
Other long-term liabilities	$26,026	$20,059

Rent expense under operating leases for the years ended December 31, 2022, 2021 and 2020 was $12.3 million, $11.9 million and $11.3 million, respectively. Cash paid for amounts relating to our operating leases was $14.4 million for the year ended December 31, 2022.

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

Because no implicit discount rates for our leases could be readily determined, we elected to use an estimated incremental borrowing rate to determine the present value of our leases. The weighted average discount rate related to our portfolio of leases at December 31, 2022 was 3.7%. The average remaining lease term for our leases was 2.9 years as of December 31, 2022.

The undiscounted cash flows for the future annual maturities of our operating lease liabilities and the reconciliation of those total undiscounted cash flows to our lease liabilities as of December 31, 2022 were as follows:

2023	$14,791
2024	9,587
2025	6,962
2026	5,192
2027	2,711
Thereafter	3,500
Total undiscounted cash flows	$42,743
Present value discount	(1,731)
Lease liabilities	$41,012

The table above does not include any legally binding minimum lease payments for leases signed but not yet commenced. As of December 31, 2022, the present value of the operating lease liabilities that had not yet commenced was $0.7 million.

6. LONG-TERM DEBT, NET

Long-term debt consisted of the following:

	December 31, 2022	December 31, 2021
July 2022 Revolving Credit Agreement due July 29, 2027	$29,000	$ —
Net term note to bank due September 7, 2025	—	29,155
Total long-term debt, net (including current portion)	29,000	29,155
Less: Current portion	—	(1,775)
Total long-term debt, net	$29,000	$27,380

On December 7, 2017, we entered into a senior secured term credit agreement (as amended from time to time, the "2017 Term Credit Agreement"), pursuant to which JPMorgan Chase Bank, N.A., Bank of America, N.A. and Kirkpatrick Bank made certain term loans to us (the "2017 Term Loans"). Our obligations under the 2017 Term Loans were secured by a mortgage and first priority security interest in our corporate headquarters property. The 2017 Term Loans were due to mature on September 7, 2025 and bore interest, at our option, at either (a) a prime rate plus 1.0% or (b) an adjusted LIBOR rate for the interest period in effect for such 2017 Term Loan plus 1.5%.

As discussed below, the 2017 Term Loans were repaid in full on May 4, 2022 and the 2017 Term Credit Agreement was terminated. At the time of payoff, unamortized debt issuance costs totaling $0.1 million were written off. On May 4, 2022 (the "May 2022 Facility Closing Date"), Paycom Payroll, LLC (the "Borrower"), Software, and certain other subsidiaries of Software (collectively, the "Guarantors," and collectively with the Borrower, the "Loan Parties"), entered into a credit agreement (as amended from time to time, the "May 2022 Revolving Credit Agreement") with Bank of America, N.A., as a lender, swingline lender and letters of credit issuer, the lenders from time to time party thereto and Bank of America, N.A., as the administrative agent.

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

The May 2022 Revolving Credit Agreement provided for a senior secured revolving credit facility (the "May 2022 Facility") in the initial aggregate principal amount of up to $250.0 million, and the ability to request an incremental facility of up to an additional $100.0 million, subject to obtaining additional lender commitments and certain approvals and satisfying certain other conditions. The May 2022 Facility included a $25.0 million sublimit for swingline loans and a $2.5 million sublimit for letters of credit. On June 7, 2022, the aggregate commitments under the May 2022 Revolving Credit Agreement were increased from $250.0 million to $350.0 million. Our obligations under the May 2022 Facility were secured by a senior security interest in all personal property of the Loan Parties. The May 2022 Facility was scheduled to mature on May 4, 2027.

On the May 2022 Facility Closing Date, we borrowed $29.0 million under the May 2022 Facility to repay the 2017 Term Loans, along with accrued interest, expenses and fees. The loan on the May 2022 Facility Closing Date bore interest at the BSBY rate plus 1.125%. In connection with the repayment of the 2017 Term Loans, the 2017 Term Credit Agreement was terminated on May 4, 2022.

As discussed below, the May 2022 Facility was repaid in full on July 29, 2022 and the May 2022 Revolving Credit Agreement was terminated.

On July 29, 2022 (the "July 2022 Facility Closing Date"), the Borrower, Software, and certain other subsidiaries of Software entered into a new credit agreement (the "July 2022 Credit Agreement") with JPMorgan Chase Bank, N.A., as a lender, swingline lender and issuing bank, the lenders from time to time party thereto (collectively with JPMorgan Chase Bank, N.A., the "July 2022 Lenders"), and JPMorgan Chase Bank, N.A., as the administrative agent.

The July 2022 Credit Agreement provides for a senior secured revolving credit facility (the "July 2022 Revolving Credit Facility") in the aggregate principal amount of up to $650.0 million, and the ability to request an incremental facility of up to an additional $500.0 million, subject to obtaining additional lender commitments and certain approvals and satisfying certain other conditions. The July 2022 Credit Agreement includes a $25.0 million sublimit for swingline loans and a $6.5 million sublimit for letters of credit. The July 2022 Credit Agreement also provides for a senior secured delayed draw term loan (the "July 2022 Term Loan Facility") in the aggregate amount of up to $750.0 million. All loans under the July 2022 Credit Agreement will mature on July 29, 2027 (the "Scheduled Maturity Date"). Unamortized debt issuance costs of $5.7 million as of December 31, 2022 are included in "Other assets" on our consolidated balance sheets.

The borrowings under the July 2022 Credit Agreement will bear interest at a rate per annum equal to (i) the Alternate Base Rate ("ABR") plus an applicable margin ("ABR Loans") or (ii) (x) the term Secured Overnight Financing Rate ("SOFR") plus 0.10% (the "Adjusted Term SOFR Rate") or (y) the daily SOFR plus 0.10%, in each case plus an applicable margin ("SOFR Rate Loans"). ABR is calculated as the highest of (i) the rate of interest last quoted by The Wall Street Journal in the United States as the prime rate in effect, (ii) the federal funds rate plus 0.5% and (iii) the Adjusted Term SOFR Rate for a one-month interest period plus 1.00%; provided that, if the ABR as determined pursuant to the foregoing would be less than 1.00%, such rate shall be deemed to be 1.00%. The applicable margin for ABR Loans is (i) 0.25% if the Company's consolidated leverage ratio is less than 1.0 to 1.0; (ii) 0.50% if the Company's consolidated leverage ratio is greater than or equal to 1.0 to 1.0 but less than 2.0 to 1.0; (iii) 0.75% if the Company's consolidated leverage ratio is greater than or equal to 2.0 to 1.0 but less than 3.0 to 1.0; or (iv) 1.00% if the Company's consolidated leverage ratio is greater than or equal to 3.0 to 1.0. The applicable margin for SOFR Rate Loans is (i) 1.25% if the Company's consolidated leverage ratio is less than 1.0 to 1.0; (ii) 1.5% if the Company's consolidated leverage ratio is greater than or equal to 1.0 to 1.0 but less than 2.0 to 1.0; (iii) 1.75% if the Company's consolidated leverage ratio is greater than or equal to 2.0 to 1.0 but less than 3.0 to 1.0; or (iv) 2.00% if the Company's consolidated leverage ratio is

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

greater than or equal to 3.0 to 1.0. We are required to pay a quarterly commitment fee on the daily amount of the undrawn portion of the revolving commitments under the July 2022 Revolving Credit Facility and a quarterly ticking fee on the daily amount of the undrawn portion of the July 2022 Term Loan Facility, in each case at a rate per annum of (i) 0.20% if the Company's consolidated leverage ratio is less than 1.0 to 1.0; (ii) 0.225% if the Company's consolidated leverage ratio is greater than or equal to 1.0 to 1.0 but less than 2.0 to 1.0; (iii) 0.25% if the Company's consolidated leverage ratio is greater than or equal to 2.0 to 1.0 but less than 3.0 to 1.0; or (iv) 0.275% if the Company's consolidated leverage ratio is greater than or equal to 3.0 to 1.0. We are also required to pay customary letter of credit fees upon drawing any letter of credit.

The July 2022 Revolving Credit Facility provides for no scheduled principal amortization prior to the Scheduled Maturity Date. Subject to certain conditions set forth in the July 2022 Credit Agreement, we may borrow, prepay and reborrow under the July 2022 Revolving Credit Facility and terminate or reduce the July 2022 Lenders' commitments at any time prior to the Scheduled Maturity Date.

We may make up to ten draws under the July 2022 Term Loan Facility at any time during the period from and after the July 2022 Facility Closing Date through twelve months after the July 2022 Facility Closing Date. Loans under the July 2022 Term Loan Facility will amortize in equal quarterly installments commencing with the first full fiscal quarter after the earlier of (x) the date on which the July 2022 Term Loan Facility has been fully drawn and (y) the expiration of the draw period, in an aggregate annual amount equal to 7.5% in year one (if applicable) and year two, and 10% thereafter.

The proceeds of the loans and letters of credit under the July 2022 Credit Agreement are to be used for ongoing working capital and general corporate purposes, permitted acquisitions, share repurchases and refinancing the May 2022 Facility. On the July 2022 Facility Closing Date, we borrowed $29.0 million under the July 2022 Revolving Credit Facility to repay the outstanding indebtedness under the May 2022 Facility, along with accrued interest, expenses and fees. The loan bears interest at the Adjusted Term SOFR Rate for the interest period in effect plus 1.25%. In connection with the repayment of the May 2022 Facility, the May 2022 Revolving Credit Agreement was terminated on July 29, 2022.

Under the July 2022 Credit Agreement, we are required to maintain as of the end of each fiscal quarter a consolidated interest ratio of not less than 3.0 to 1.0 and a consolidated leverage ratio of not greater than 3.75 to 1.0, stepping down to 3.0 to 1.0 at intervals thereafter. Additionally, the July 2022 Credit Agreement contains customary affirmative and negative covenants, including covenants limiting our ability to, among other things, grant liens, incur debt, effect certain mergers, make investments, dispose of assets, enter into certain transactions, including swap agreements and sale and leaseback transactions, pay dividends or distributions on our capital stock, and enter into transactions with affiliates, in each case subject to customary exceptions. As of December 31, 2022, we were in compliance with these covenants. Our obligations under the July 2022 Credit Agreement are secured by a senior security interest in all personal property of the Loan Parties.

The events of default under the July 2022 Credit Agreement include, among others, payment defaults, breaches of covenants, defaults under the related loan documents, material misrepresentations, cross defaults with certain other material indebtedness, bankruptcy and insolvency events, judgment defaults, certain events related to plans subject to the Employee Retirement Income Security Act of 1974, as amended, invalidity of the July 2022 Credit Agreement or the related loan documents and change in control events. The occurrence of an event of default could result in the acceleration of our obligations under the July 2022 Credit Agreement, the requirement to post cash collateral with respect to letters of credit, the termination of the July 2022 Lenders' commitments and a 2.0% increase in the rate of interest.

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

As of December 31, 2022 and 2021, the carrying value of our total long-term debt approximated its fair value as of such date. The fair value of our long-term debt is estimated based on the borrowing rates currently available to us for bank loans with similar terms and maturities. Aggregate future maturities of long-term debt for the next five years and thereafter (including current portion) as of December 31, 2022 are as follows:

Year Ending December 31,	
2023	—
2024	—
2025	—
2026	—
2027	29,000
Thereafter	—
Total	$29,000

7. DERIVATIVE INSTRUMENTS

In December 2017, we entered into a floating-to-fixed interest rate swap agreement to limit the exposure to floating interest rate risk related to the 2017 Term Loans. We do not hold derivative instruments for trading or speculative purposes. The interest rate swap agreement effectively converted a portion of the variable interest rate payments to fixed interest rate payments. We account for our derivatives under ASC Topic 815, "Derivatives and Hedging," and recognize all derivative instruments in the consolidated balance sheets at fair value as either short-term or long-term assets or liabilities based on their anticipated settlement date. See Note 9, "Fair Value of Financial Instruments". We have elected not to designate our interest rate swap as a hedge; therefore, changes in the fair value of the derivative instrument were recognized in our consolidated statements of comprehensive income within Other income (expense), net.

The objective of the interest rate swap was to reduce the variability in the forecasted interest payments of the 2017 Term Loans, which was based on a one-month USD LIBOR rate versus a fixed interest rate of 2.54% on a notional value of $35.5 million. Under the terms of the interest rate swap agreement, we received quarterly variable interest payments based on the LIBOR rate and paid interest at a fixed rate. As further discussed in Note 6, on May 4, 2022, we repaid the 2017 Term Loans and terminated the 2017 Term Credit Agreement. In connection with the repayment of the 2017 Term Loans, we borrowed funds under the May 2022 Facility. The interest rate swap agreement had a maturity date of September 7, 2025. On August 24, 2022, we terminated the interest rate swap by settling the contract, which resulted in a cash receipt of $0.5 million. The realized gain from the settlement of the interest rate swap contract is included in Other income (expense), net in the consolidated statements of comprehensive income.

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

8.   CORPORATE INVESTMENTS AND FUNDS HELD FOR CLIENTS

The tables below present our cash and cash equivalents, the funds held for clients' cash and cash equivalents as well as the investments that were included within funds held for clients on the consolidated balance sheets:

Type of issue	December 31, 2022			
	Amortized cost	Gross unrealized gains	Gross unrealized losses[1]	Fair value
Cash and cash equivalents	$ 400,730	$—	$ —	$ 400,730
Funds held for clients' cash and cash equivalents	2,008,365	—	—	2,008,365
Available-for-sale securities [2]:				
Commercial paper	—	—	—	—
Certificates of deposit	25,000	—	—	25,000
U.S. treasury securities	174,367	—	(4,757)	169,610
Total investments	$2,608,462	$—	$(4,757)	$2,603,705

Type of issue	December 31, 2021			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Cash and cash equivalents	$ 277,978	$—	$ —	$ 277,978
Funds held for clients' cash and cash equivalents	1,534,894	—	—	1,534,894
Available-for-sale securities [2]:				
Commercial paper	311,679	—	—	311,679
Certificates of deposit	—	—	—	—
Total investments	$2,124,551	$—	$ —	$2,124,551

(1)   These securities have been in a gross unrealized loss position for a period of less than 12 months.
(2)   All available-for-sale securities were included within the funds held for clients.

We did not make any reclassification adjustments out of accumulated other comprehensive income for realized gains or losses on the sale or maturity of available-for-sale securities for the years ended December 31, 2022 or 2021. There were no realized gains or losses on the sale of available-for-sale securities for the years ended December 31, 2022 or 2021.

We regularly review the composition of our investment portfolio and did not recognize any credit impairment losses during the years ended December, 2022 or 2021. All of our commercial paper securities held an A-2 rating or better as of December 31, 2022 and the U.S. treasury securities held a rating of AAA as of December 31, 2022.

Expected maturities of available-for-sale securities at December 31, 2022 are as follows:

Expected maturity	Amortized cost	Fair value
One year or less	$ 25,000	$ 25,000
One year to five years	$174,367	$169,610
Total available-for-sale securities	$199,367	$194,610

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, funds held for clients, client funds obligation and long-term debt. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, funds held for clients and client funds obligation approximates fair value due to the short-term nature of the instruments. See Note 6 for discussion of the fair value of our debt.

As discussed in Note 2, we invest the funds held for clients in money market funds, demand deposit accounts, commercial paper with a maturity of less than three months and certificates of deposit, and classify these items as cash and cash equivalents within the funds held for clients line item in the consolidated balance sheets. Short-term investments in commercial paper and certificates of deposit with an original maturity of greater than three months are classified as available-for-sale securities, and are also included within the funds held for clients line item. These available-for-sale securities are recognized in the consolidated balance sheets at fair value, with the difference between the amortized cost and fair value of these available-for-sale securities recorded as unrealized net gains (losses) within comprehensive earnings (loss) in our consolidated statements of comprehensive income. See Note 8 for additional information.

The accounting standard for fair value measurements establishes a three-level fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

- Level 1 – Observable inputs such as quoted prices in active markets

- Level 2 – Inputs other than quoted prices in active markets for identical assets or liabilities that are observable either directly or indirectly or quoted prices that are not active

- Level 3 – Unobservable inputs in which there is little or no market data

Included in the following tables are the Company's major categories of assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021:

| | December 31, 2022 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Commercial paper	$—	$ —	$—	$ —
Certificates of deposit	$—	$ 25,000	$—	$ 25,000
U.S. treasury securities	$—	$169,610	$—	$169,610
Liabilities:				
Interest rate swap	$—	$ —	$—	$ —

| | December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Commercial paper	$—	$311,679	$—	$311,679
Certificates of deposit	$—	$ —	$—	$ —
Liabilities:				
Interest rate swap	$—	$ 1,335	$—	$ 1,335

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

10. EMPLOYEE SAVINGS PLAN AND EMPLOYEE STOCK PURCHASE PLAN

Employees over the age of 18 who have completed ninety days of service are eligible to participate in our 401(k) plan. We have made a Qualified Automatic Contribution Arrangement ("QACA") election, whereby the Company matches the contribution of our employees equal to 100% of the first 1% of salary deferrals and 50% of salary deferrals between 2% and 6%, up to a maximum matching contribution of 3.5% of an employee's salary each plan year. We are allowed to make additional discretionary matching contributions and discretionary profit sharing contributions. Employees are 100% vested in amounts attributable to salary deferrals and rollover contributions. The QACA matching contributions as well as the discretionary matching and profit sharing contributions vest 100% after two years of employment from the date of hire. Matching contributions were $12.7 million, $11.6 million and $8.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The ESPP has overlapping offering periods, with each offering period lasting approximately 24 months. At the beginning of each offering period, eligible employees may elect to contribute, through payroll deductions, up to 10% of their compensation, subject to an annual per employee maximum of $25,000. Eligible employees purchase shares of the Company's common stock at a price equal to 85% of the fair market value of the shares on the exercise date. The maximum number of shares that may be purchased by a participant during each offering period is 2,000 shares, subject to limits specified by the Internal Revenue Service. The shares reserved for purposes of the ESPP are shares we purchase in the open market. The maximum aggregate number of shares of the Company's common stock that may be purchased by all participants under the ESPP is 2.0 million shares. During the years ended December 31, 2022, 2021 and 2020, eligible employees purchased 54,059, 40,699 and 51,407 shares, respectively, of the Company's common stock under the ESPP. Compensation expense related to the ESPP is recognized on a straight-line basis over the requisite service period. Our compensation expense related to the ESPP was $2.8 million, $2.7 million and $2.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

11. EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share is computed in a similar manner to basic earnings per share after assuming the issuance of shares of common stock for all potentially dilutive shares of restricted stock whether or not they are vested.

The following is a reconciliation of net income and the shares of common stock used in the computation of basic and diluted earnings per share:

	Year Ended December 31,		
	2022	2021	2020
Numerator:			
Net income	$281,389	$195,960	$143,453
Denominator:			
Basic weighted average shares outstanding	57,928	57,885	57,620
Dilutive effect of unvested restricted stock	247	306	665
Diluted weighted average shares outstanding	58,175	58,191	58,285
Earnings per share:			
Basic	$ 4.86	$ 3.39	$ 2.49
Diluted	$ 4.84	$ 3.37	$ 2.46

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

12. STOCK-BASED COMPENSATION

Restricted Stock Awards

We have historically issued shares of restricted stock under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (as amended, the "LTIP") that are subject to either time-based vesting conditions ("Time-Based Shares") or market-based vesting conditions ("Market-Based Shares"). The maximum number of shares that may be delivered pursuant to awards under the LTIP is 13,350,881 shares. The market-based vesting conditions are based on the Company's total enterprise value ("TEV") or volume weighted average stock price over a specific period exceeding certain specified thresholds. Compensation expense related to the issuance of Time-Based Shares is measured based on the fair value of the award on the grant date and recognized over the requisite service period on a straight-line basis. Compensation expense related to the issuance of Market-Based Shares is measured based upon the fair value of the award on the grant date and recognized on a straight-line basis over the vesting period based upon the probability that the vesting conditions will be met.

During the year ended December 31, 2022, we issued an aggregate of 451,737 restricted shares of common stock under the LTIP, consisting of 59,503 Market-Based Shares and 392,234 Time-Based Shares. Market-Based Shares will vest 50% on the first date, if any, that the arithmetic average of the Company's volume weighted average price on each of the twenty consecutive trading days immediately preceding such date (the "VWAP Value") equals or exceeds $484 per share and 50% on the first date, if any, that the Company's VWAP Value equals or exceeds $559 per share, in each case provided that (i) such date occurs on or before the eighth anniversary of the grant date and (ii) the recipient is employed by, or providing services to, the Company on the applicable vesting date, and subject to the terms and conditions of the LTIP and the applicable restricted stock award agreement. The Time-Based Shares granted to non-executive employees will vest over periods ranging from three to five years, provided that the recipient is employed by, or providing services to, the Company on the applicable vesting date, and subject to the terms and conditions of the LTIP and the applicable restricted stock award agreement.

The 392,234 Time-Based Shares mentioned above include an aggregate of 5,210 Time-Based Shares issued to the non-employee members of our Board of Directors in May 2022, all of which will cliff-vest on May 9, 2023, provided that such director is providing services to the Company through the applicable vesting date, and subject to the terms and conditions of the LTIP and the applicable restricted stock award agreement.

On April 14, 2022, the Company announced the departure of Jon Evans from the position of Chief Operating Officer of the Company, effective April 14, 2022. Justin Long, the Company's Executive Vice President of Operations, assumed Mr. Evans's responsibilities. In connection with Mr. Evans's departure, 5,663 of the Time-Based Shares previously granted to Mr. Evans accelerated in vesting.

The following table presents a summary of the grant-date fair values of restricted stock granted during the years ended December 31, 2022, 2021 and 2020 and the related assumptions:

	Year Ended December 31,		
	2022	2021	2020
Grant-date fair value of restricted stock	$259.65 - $348.19	$315.95 - $521.17	$99.56 - $377.68
Risk-free interest rate	1.75%	0.95%	0.52% - 1.44%
Estimated volatility	40.0%	33.0%	30.0% - 32.0%
Expected life (in years)	2.5	2.3	4.4

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

The following table summarizes restricted stock awards activity for the year ended December 31, 2022:

	Time-Based Restricted Stock Awards		Market-Based Restricted Stock Awards	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Unvested shares of restricted stock outstanding at December 31, 2021	369.6	$259.94	1,628.3	$111.87
Granted	392.2	$304.28	59.5	$269.00
Vested	(219.8)	$202.40	(0.1)	$347.62
Forfeited	(62.9)	$317.73	(10.7)	$279.87
Unvested shares of restricted stock outstanding at December 31, 2022	479.1	$315.04	1,677.0	$116.36

The following table presents the aggregate fair value of awards that vested during the indicated period.

	2022	2021	2020
Time-Based Restricted Stock Awards	$63,970	$97,242	$76,653
Market-Based Restricted Stock Awards	$ —	$76,153	$90,122

Restricted Stock Units

In February 2022, the Compensation Committee of the Board of Directors authorized the granting of performance-based restricted stock units ("PSUs") to certain executive officers pursuant to the LTIP (the "2022 PSU Awards"). Each PSU granted under the LTIP represents a notional share of the Company's common stock. The 2022 PSU Awards represented an aggregate of 51,494 target units that may increase to an aggregate of 128,735 awarded units based upon the Company's performance over two separate performance periods: (i) a two-year performance period commencing on January 1, 2022 and ending on December 31, 2023 (the "Two-Year Performance Period"); and (ii) a three-year performance period commencing on January 1, 2022 and ending on December 31, 2024 (the "Three Year Performance Period"). Up to 25% of the PSUs will be eligible to vest no later than February 29, 2024, for the Two-Year Performance Period, and up to 75% of the PSUs will be eligible to vest no later than March 1, 2025, for the Three-Year Performance Period, provided that the grantee remains employed by or providing services to the Company on the applicable vesting date, and subject to the terms and conditions of the LTIP and the Restricted Stock Unit Award Agreement – Performance Based Vesting (the "PSU Award Agreement"). The number of PSUs that will vest and be converted into shares of common stock will depend on the Company's relative total stockholder return ("Relative TSR"), expressed as a percentile ranking of the Company's total stockholder return ("TSR") as compared to the Company's peer group set forth in the PSU Award Agreement.

For purposes of the 2022 PSU Awards, TSR is determined by dividing (i) the sum of (A) the average daily volume weighted average price (or "VWAP" as defined in the PSU Award Agreement) of a share of the Company's common stock or the common stock of a peer company, as applicable, during the final 60 trading day period of the applicable performance period, less (B) the average VWAP of a share of the Company's common stock or the common stock of a peer company, as applicable, during the 60 trading day period ending on December 31, 2021, plus (C) the sum of all dividends which are paid by the Company (or the member of the peer group) to its stockholders, assuming such dividends are reinvested in the applicable company through the

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

applicable performance period, by (ii) the average VWAP of a share of the Company's common stock or the common stock of a peer company, as applicable, during the 60 trading day period ending on December 31, 2021. The Company's peer group includes 35 publicly traded companies, which were reflective of the S&P 500 Software & Services index on the grant date.

In connection with the departure of Jon Evans described above, the PSUs granted to Mr. Evans in 2021 and 2022 will remain eligible for vesting based on the Company's actual performance, but pro-rated for the number of days Mr. Evans was employed during the applicable two-year performance periods and three-year performance periods.

During the year ended December 31, 2022, we issued 500 time-based restricted stock units ("Time RSUs") under the LTIP. The Time RSUs will vest over four years, provided that the recipient is employed by, or providing services to, the Company on the applicable vesting date, and subject to the terms and conditions of the LTIP and the applicable Time RSU award agreement.

The following table summarizes restricted stock unit activity for the year ended December 31, 2022:

	Year Ended December 31,		
	2022	2021	2020
Grant-date fair value of restricted stock	$252.16 - $377.01	$382.78 - $587.97	—
Risk-free interest rate	1.25% - 1.51%	0.11% - 0.34%	—
Estimated volatility	49.2%	50.3% - 51.2%	—
Expected life (in years)	2.7	2.6	—

	Time RSUs		PSUs	
	Units	Weighted Average Grant Date Fair Value Per Unit	Units	Weighted Average Grant Date Fair Value Per Unit
Unvested restricted stock units outstanding at December 31, 2021	—	$ —	37.1	$556.50
Granted	0.5	$377.01	51.5	$296.07
Vested	—	$ —	—	$ —
Forfeited	—	$ —	(10.8)	$376.69
Unvested restricted stock units outstanding at December 31, 2022 [(1)]	0.5	$377.01	77.8	$409.13

(1) A maximum of 194,478 shares could be delivered upon settlement of PSUs based upon Paycom's Relative TSR over the applicable performance periods.

The following table presents the unrecognized compensation cost and the related weighted average recognition period associated with unvested restricted stock awards and unvested restricted stock unit awards as of December 31, 2022:

	Restricted Stock Awards	Restricted Stock Units
Unrecognized compensation cost	$217,409	$13,210
Weighted average period for recognition (years)	3.0	1.5

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

The following table presents our total non-cash stock-based compensation expense resulting from restricted stock awards and restricted stock unit awards in the aggregate, which is included in the following line items in the accompanying consolidated statements of comprehensive income:

	Year Ended December 31,		
	2022	2021	2020
Operating expenses	$ 4,671	$ 4,570	$ 5,185
Sales and marketing	18,659	13,801	14,376
Research and development	11,063	7,527	9,107
General and administrative	60,505	71,608	61,440
Total non-cash stock-based compensation expense	$94,898	$97,506	$90,108

We capitalized stock-based compensation costs related to software developed for internal use of $9.0 million, $7.1 million and $6.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

13. COMMITMENTS AND CONTINGENCIES

Employment Agreements

We have employment agreements with certain of our executive officers. The agreements allow for annual compensation, participation in executive benefit plans, and performance-based cash bonuses.

Legal Proceedings

We are involved in various legal proceedings in the ordinary course of business. Although we cannot predict the outcome of these proceedings, legal matters are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of these matters could have a material adverse effect on our business, financial condition, results of operations and cash flows.

14. INCOME TAXES

The items comprising income tax expense are as follows:

	Year Ended December 31,		
	2022	2021	2020
Provision for current income taxes			
Federal	$ 81,348	$17,557	$14,680
State	30,051	9,539	6,422
Total provision for current income taxes	111,399	27,096	21,102
Provision for deferred income taxes			
Federal	(2,823)	26,579	15,204
State	(387)	6,327	6,177
Total provision for deferred income taxes	(3,210)	32,906	21,381
Total provision for income taxes	$108,189	$60,002	$42,483

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

The following schedule reconciles the statutory Federal tax rate to the effective income tax rate:

	Year Ended December 31,		
	2022	**2021**	**2020**
Federal statutory tax rate	21%	21%	21%
Increase (decrease) resulting from:			
State income taxes, net of Federal income tax benefit	6%	8%	8%
Nondeductible expenses	4%	6%	6%
Research credit, Federal benefit	(2%)	(3%)	(3%)
Stock-based compensation	(1%)	(7%)	(9%)
Remeasurement of state deferred tax liabilities	(0%)	(2%)	0%
Effective income tax rate	28%	23%	23%

Our effective income tax rate was 28% and 23% for the years ended December 31, 2022 and 2021, respectively. The higher effective income tax rate for the year ended December 31, 2022 primarily resulted from a decrease of excess tax benefits from shares that vested in 2022.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of our deferred tax assets and liabilities were as follows:

	December 31,	
	2022	**2021**
Deferred income tax assets (liabilities):		
Mark-to-market investments - OCI	$ 1,260	$ —
Stock-based compensation	4,425	1,541
Investment in Paycom Payroll Holdings, LLC	(146,907)	(147,659)
Net operating losses	189	614
Noncurrent deferred income tax liabilities, net	$(141,033)	$(145,504)

At December 31, 2022, we had net operating loss carryforwards for state income tax purposes of approximately $0.2 million, which are available to offset future state taxable income that begin expiring in 2032.

At December 31, 2022 and 2021, we had no material unrecognized tax benefits related to uncertain tax positions.

We file income tax returns with the United States federal government and various state jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2019.

On August 16, 2022, the Inflation Reduction Act of 2022 was signed into law, which, among other things, implements a 15% minimum tax on book income of certain large corporations, a 1% excise tax on net stock repurchases and several tax incentives to promote clean energy. Based on our current analysis of the provisions, we do not believe this legislation will have a material impact on our consolidated financial statements

Paycom Software, Inc.
Notes to the Consolidated Financial Statements
(tabular dollars and shares in thousands, except per share amounts)

15. SUBSEQUENT EVENTS

On February 4, 2023, we issued an aggregate of 302,015 restricted shares of common stock to certain non-executive employees under the LTIP, consisting of 87,618 Market-Based Shares and 214,397 Time-Based Shares. Market-Based Shares for non-executive employees will vest 50% on the first date, if any, that the Company's VWAP Value equals or exceeds $404 per share and 50% on the first date, if any, that the Company's VWAP Value equals or exceeds $466 per share, in each case provided that (i) such date occurs on or before the eighth anniversary of the grant date and (ii) the recipient is employed by, or providing services to, the Company on the applicable vesting date. Of the 214,397 Time-Based Shares granted to non-executive employees, 213,397 will vest 21% on a specified initial vesting date, 21% on the first anniversary of such initial vesting date, 25% on the second anniversary of such initial vesting date, and 33% on the third anniversary of such initial vesting date, provided that the recipient is employed by, or providing services to, the Company on the applicable vesting date.

Effective February 6, 2023, we issued, in the aggregate, 5,232 shares of common stock upon the vesting of PSUs awarded to certain executive officers in February 2021. The number of shares delivered upon vesting of the PSUs was determined based on the Company's achievement of a Relative TSR performance goal, which compared the Company's TSR to the TSR of a peer group of 34 publicly traded companies for the two-year performance period that commenced on January 1, 2021 and ended on December 31, 2022.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, refers to controls and procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to a company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. We believe, however, that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving desired control objectives, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error within a company, if any, have been detected.

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022, the end of the period covered by this Form 10-K. Based upon such evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of such date.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in its report included on the following page.

Changes in Internal Control Over Financial Reporting

There have been no material changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Paycom Software, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Paycom Software, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated February 16, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma
February 16, 2023

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required in response to this Item 10 is incorporated herein by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A of the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 11.   Executive Compensation

The information required in response to this Item 11 is incorporated herein by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A of the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required in response to this Item 12 is incorporated herein by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A of the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required in response to this Item 13 is incorporated herein by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A of the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 14.   Principal Accounting Fees and Services

The information required in response to this Item 14 is incorporated herein by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A of the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 15. Exhibits, Financial Statement Schedules

(a) Documents filed as part of this Form 10-K

  (1) Consolidated Financial Statements: The following consolidated financial statements of Paycom Software, Inc., together with the report thereon, of Grant Thornton LLP, our Independent Registered Public Accounting Firm, are included in Part II, Item 8 of this Form 10-K:

  Consolidated Balance Sheets as of December 31, 2022 and 2021

  Consolidated Statements of Comprehensive Income, Years Ended December 31, 2022, 2021 and 2020

  Consolidated Statements of Stockholders' Equity, Years Ended December 31, 2022, 2021 and 2020

  Consolidated Statements of Cash Flows, Years Ended December 31, 2022, 2021 and 2020
  Notes to the Consolidated Financial Statements

  (1) Financial Statement Schedules: Financial statement schedules have been omitted as information required is inapplicable or the information is presented in the consolidated financial statements and the related notes.

  (2) Exhibits:

The following exhibits are included herein or incorporated herein by reference:

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Paycom Software, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Amendment No. 1 to the Registration Statement on Form S-1/A dated March 31, 2014, filed with the SEC on March 31, 2014).
3.2	Amended and Restated Bylaws of Paycom Software, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 3, 2022).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Amendment No. 1 to the Registration Statement on Form S-1/A dated March 31, 2014, filed with the SEC on March 31, 2014).
4.2	Description of Securities (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 13, 2020).
10.1[+]	Form of Indemnification Agreement between Paycom Software, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 dated March 10, 2014, filed with the SEC on March 10, 2014).
10.2[+]	Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 dated March 10, 2014, filed with the SEC on March 10, 2014).
10.2.1[+]	First Amendment to the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 1, 2017, filed with the SEC on May 4, 2017).
10.2.2[+]	Form of Time and Market-Based Vesting Restricted Stock Award Agreement (CEO) under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 26, 2017, filed with the SEC on April 27, 2017).

Exhibit No.	Description
10.2.3+	Form of Time and Market-Based Vesting Restricted Stock Award Agreement (Executive) under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 26, 2017, filed with the SEC on April 27, 2017).
10.2.4+	Form of Time and Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.5 to the Company's Registration Statement on Form S-8, dated January 15, 2019, filed with the SEC on January 15, 2019).
10.2.5+	Form of Time-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.6 to the Company's Registration Statement on Form S-8, dated January 15, 2019, filed with the SEC on January 15, 2019).
10.2.6+	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan, approved January 30, 2020 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 30, 2020, filed with the SEC on February 5, 2020).
10.2.7+	Form of Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan, approved January 30, 2020 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated January 30, 2020, filed with the SEC on February 5, 2020).
10.2.8+	Form of Time-Based Vesting Restricted Stock Award Agreement (Non-Executives) under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on April 30, 2020).
10.2.9+	Form of Market-Based Vesting Restricted Stock Award Agreement (Non-Executives) under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on April 30, 2020).
10.2.10+	Form of Restricted Stock Award Agreement (Directors) under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on April 30, 2020).
10.2.11+	Restricted Stock Award Agreement (Market Based Vesting—CEO), dated November 23, 2020 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 23, 2020, filed with the SEC on November 23, 2020).
10.2.12+	Form of Time-Based Restricted Stock Award Agreement (Non-Executives—2021) under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 18, 2021).
10.2.13+	Form of Market-Based Restricted Stock Award Agreement (Non-Executives—2021) under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 18, 2021).

Exhibit No.	Description
10.2.14+	Form of Restricted Stock Unit Award Agreement—Performance-Based Vesting under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 10, 2021, filed with the SEC on February 17, 2021).
10.3+	Second Amended and Restated Executive Employment Agreement by and between Paycom Software, Inc. and Chad Richison, dated March 9, 2020 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on April 30, 2020).
10.4	Unanimous Written Consent of the Compensation Committee of the Board of Directors of Paycom Software, Inc. dated October 28, 2019 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the SEC on October 31, 2019).
10.5+	Amended and Restated Executive Employment Agreement by and between Paycom Software, Inc. and Craig E. Boelte, dated March 9, 2020 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on April 30, 2020).
10.6+	Severance and Release Agreement, dated April 14, 2022, by and among Paycom Software, Inc., Paycom Payroll, LLC and Jon Evans (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 14, 2022, filed with the SEC on April 15, 2022).
10.7+	Paycom Software, Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated May 5, 2015, filed with the SEC on May 8, 2015).
10.7.1+	First Amendment to Paycom Software, Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.6.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 14, 2019).
10.8	Paycom Software, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 5, 2015, filed with the SEC on May 8, 2015).
10.9	Term Credit Agreement, dated December 7, 2017, by and among Paycom Payroll, LLC as the borrower, Paycom Software, Inc. and certain of its subsidiaries as the guarantors, the lenders parties thereto and JPMorgan Chase Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 14, 2018).
10.9.1	First Amendment to Credit Agreement and Loan Parties' Consent, dated effective as of September 7, 2018, by and among Paycom Payroll, LLC as the borrower, Paycom Software, Inc. and certain of its subsidiaries as the guarantors, the lenders parties thereto and JPMorgan Chase Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 12, 2018, filed with the SEC on September 14, 2018).
10.10	Senior Secured Revolving Credit Agreement, dated February 12, 2018, by and among Paycom Payroll, LLC as the borrower, Paycom Software Inc. and certain of its subsidiaries as the guarantors, the lenders parties thereto and JP Morgan Chase Bank, N.A. as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 3, 2018).
10.10.1	First Amendment to Revolving Credit Agreement dated April 15, 2019, by and among Paycom Payroll, LLC as the borrower, Paycom Software, Inc. and certain of its subsidiaries as the guarantors, the lenders parties thereto and JPMorgan Chase Bank, N.A. as the administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 15, 2019, filed with the SEC on April 18, 2019).

Exhibit No.	Description
10.11	Credit Agreement, dated May 4, 2022, by and among Paycom Software, Inc., Paycom Payroll, LLC, certain other subsidiaries of Paycom Software, Inc. as guarantors, Bank of America, N.A., as a lender, swingline lender and letters of credit issuer, the lenders party thereto, and Bank of America, N.A., as the administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 5, 2022).
10.11.1	Incremental Agreement and First Amendment to the Credit Agreement, dated June 7, 2022, by and among Paycom Software, Inc, Paycom Payroll, LLC, certain other subsidiaries of Paycom Software, Inc. as guarantors, the lenders party thereto, and Bank of America, N.A. as the administrative agent (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 4, 2022).
10.12	Credit Agreement, dated July 29, 2022, by and among Paycom Software, Inc., Paycom Payroll, LLC, certain other subsidiaries of Paycom Software, In. as guarantors, JPMorgan Chase Bank, N.A., as a lender, swingline lender, and issuing bank, the lenders party thereto, and JPMorgan Chase Bank, N.A. as the administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated July 29, 2022, filed with the SEC on August 2, 2022).
21.1*	List of subsidiaries of the Company.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of the Chief Executive Officer of the Company, pursuant to the Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of the Chief Executive Officer and Chief Financial Officer of the Company, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document – the XBRL Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

⁺ Management contract or compensatory plan or arrangement.
* Filed herewith.
** The certifications attached as Exhibit 32.1 are not deemed "filed" with the SEC and are not to be incorporated by reference into any filing of Paycom Software, Inc. under the Securities Act or the Exchange Act, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Item 16.   Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 16, 2023


PAYCOM SOFTWARE, INC.


By: /s/ Chad Richison
     Chad Richison
     President and Chief Executive Officer
     (Principal Executive Officer and duly authorized
     officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Date: February 16, 2023

/s/ Chad Richison
Chad Richison
President, Chief Executive Officer and Chairman
of the Board of Directors
(Principal Executive Officer)

/s/ Craig E. Boelte
Craig E. Boelte
Chief Financial Officer
(Principal Accounting Officer and Principal
Financial Officer)

/s/ Jason D. Clark
Jason D. Clark
Director

/s/ Henry C. Duques
Henry C. Duques
Director

/s/ Robert J. Levenson
Robert J. Levenson
Director

/s/ Frederick C. Peters II
Frederick C. Peters II
Director

/s/ Sharen J. Turney
Sharen J. Turney
Director

/s/ J.C. Watts, Jr.
J.C. Watts, Jr.
Director

/s/ Felicia Williams
Felicia Williams
Director

SPECIAL DISTINCTIONS



Newsweek's America's Most Trustworthy Companies: *Newsweek* recognized Paycom as one of **America's Most Trustworthy Companies** in the inaugural 2022 list, featuring organizations from 22 industries across the nation. Selection is based on a survey of 50,000 U.S. residents who rated companies on "touchpoints of trust," including customer, investor and employee trust.



Newsweek's America's Greatest Workplaces for Diversity: Paycom is one of 1,000 businesses on *Newsweek*'s 2023 list of **America's Greatest Workplaces for Diversity**. Through anonymous surveys, employees rate how well their employer values and respects diversity. Paycom was recognized in the Technology, Media and Telecom category.



Comparably's Best Companies for Women: Paycom ranked among the best companies for women in the U.S., according to **Comparably**. Paycom was commended for the support it gives to new parents as well as assistance in balancing work and family matters by providing paid parental leave. This includes support through fertility, pregnancy, postpartum, adoption, surrogacy, new parenthood and returning to work after leave.



Forbes' America's Best Employers: Paycom ranked in the top 100 in the Midsize category of *Forbes*' **America's Best Employers**. The list is based on feedback from employees who were asked to rate their willingness to recommend their own employers to friends and family. It includes companies across 25 industries and is based on feedback from 60,000 American employees.



The Oklahoman's Top Workplaces: For the 10th straight year, Paycom was one of *The Oklahoman*'s **Top Workplaces**. Paycom earned the distinction based solely on the results of an anonymous employee survey that measured numerous aspects of workplace culture, including alignment, execution and connection.



Top Workplaces USA: For the third year in a row, Paycom was named to the **Top Workplaces USA** list. The annual rankings are based solely on employee feedback gathered through a third-party survey, which uniquely measures 15 drivers of engaged cultures critical to the success of any organization, including alignment, execution and connection.

2023 Annual Meeting

The annual meeting of stockholders will be held on Monday, May 1, 2023, 11 a.m. Central at Gaillardia, 5300 Gaillardia Boulevard, Oklahoma City, Oklahoma 73142. Register at proxydocs.com/PAYC.

Investor Relations

For more information about Paycom, please email investors@paycom.com or call 855.603.1620.

Paycom Software, Inc. financial information can be accessed at investors.paycom.com.



7501 W. Memorial Road, Oklahoma City, OK 73142
800.580.4505 | 405.722.6900 | paycom.com